UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Page
FINANCIAL REVIEW	1
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., or Mitsubishi UFJ NICOS, and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individual and corporate customers.

Key Financial Figures

The following are some key figures prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, relating to our business:

	Six months ended September 30,
	2009	2010
	(in billions)
Net interest income	¥1,042.3	¥949.3
Provision for credit losses	381.2	186.3
Non-interest income	1,351.9	1,375.7
Non-interest expense	1,256.7	1,173.9
Net income before attribution of noncontrolling interests	428.5	588.9
Net income attributable to Mitsubishi UFJ Financial Group	420.3	591.5
Total assets (at end of period)	196,814.5	203,780.8

Our revenues consist of net interest income and non-interest income.

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Our net interest income for the six months ended September 30, 2010 decreased compared to that for the same period of the prior year, mainly due to decreases in interest rates as well as decreases in our average lending volumes. The continuing low global interest rate environment negatively affected our overall interest spread in the six months ended September 30, 2010. The following is a summary of the amount of interest-earning assets and interest-bearing liabilities, average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009		2010
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥127,388.4	1.40%	¥131,403.6	1.20%
Foreign	48,379.6	2.31	49,737.5	2.02

Total	¥175,768.0	1.65%	¥181,141.1	1.42%

Financed by:
Interest-bearing liabilities:
Domestic	¥125,765.8	0.38%	¥125,784.5	0.30%
Foreign	32,672.4	1.07	35,490.7	0.84

Total	158,438.2	0.52	161,275.2	0.42
Non-interest-bearing liabilities	17,329.8	—	19,865.9	—

Total	¥175,768.0	0.47%	¥181,141.1	0.38%

Interest rate spread		1.13%		1.00%
Net interest income as a percentage of total interest-earning assets		1.18%		1.05%

Provision for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. Our provision for credit losses for the six months ended September 30, 2010 decreased compared to that for the same period prior year, mainly due to the lower provision of allowance for specifically identified problem loans that was recorded for the six months ended September 30, 2010 than for the six months ended September 30, 2009, when we recorded a large provision for loan losses relating to a borrower in the transportation industry.

Non-interest income.    Non-interest income consists of:

•	fees and commissions, including:

•	trust fees,

•	fees on funds transfer and service charges for collections,

•	fees and commissions on international business,

•	fees and commissions on credit card business,

•	service charges on deposits,

•	fees and commissions on securities business,

•	fees on real estate business,

•	insurance commissions,

•	fees and commissions on stock transfer agency services,

•	guarantee fees,

•	fees on investment funds business, and

•	other fees and commissions;

•

foreign exchange gains—net, which primarily include net gains on currency derivative instruments entered into for trading purposes and transaction gains on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies;

•	trading account profits—net, which primarily include net profits on trading account securities and interest rate derivative contracts entered into for trading purposes;

•	investment securities gains—net, which primarily include net gains on sales and impairment losses on securities available for sale;

•	equity in losses of equity method investees; and

•	other non-interest income.

The following table is a summary of our non-interest income for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in billions)
Fees and commissions	¥566.4	¥557.6
Foreign exchange gains—net	235.2	175.1
Trading account profits—net	472.0	486.0
Investment securities gains—net	86.6	105.8
Equity in losses of equity method investees	(84.1)	(21.2)
Other non-interest income	75.8	72.4

Total non-interest income	¥1,351.9	¥1,375.7

Core Business Areas

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate and Trust Assets. These three businesses serve as the core sources of our revenue. Operations that are not covered under the integrated business group system are classified under Global Markets and Other. For further information, see “Business Segment Analysis.”

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practice and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report. The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2010 of the three core business areas and the other business areas based on our business segment information:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Net revenue	¥681.8	¥468.8	¥158.4	¥141.2	¥299.6	¥768.4	¥78.0	¥369.5	¥(17.8)	¥1,879.9
Operating expenses	476.1	252.2	103.3	91.0	194.3	446.5	48.7	29.5	79.7	1,080.5

Operating profit (loss)	¥205.7	¥216.6	¥55.1	¥50.2	¥105.3	¥321.9	¥29.3	¥340.0	¥(97.5)	¥799.4

Summary of Our Recent Financial Results and Financial Condition

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥591.5 billion for the six months ended September 30, 2010, an increase of ¥171.2 billion from ¥420.3 billion for the six months ended September 30, 2009. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2010 was ¥40.92, an improvement from ¥35.22 for the six months ended September 30, 2009. Income before income tax expense for the six months ended September 30, 2010 was ¥964.8 billion, an increase of ¥208.5 billion from ¥756.3 billion for the six months ended September 30, 2009.

Our business and results of operations as well as our assets are heavily influenced by trends in economic conditions particularly in Japan. During the six months ended September 30, 2010, although there were some signs of moderate recovery with Japan’s annualized real gross domestic product, or GDP, growth rate of 4.5% quarter on quarter in the July–September 2010 period, economic fundamentals remained weak, as exports continued to be adversely affected by the appreciation of the Japanese yen against other currencies and as stock prices generally declined. In addition, the recent growth in Japan’s GDP was supported to a large extent by one-off positive factors—an increase in private consumption amid unusually high temperatures during the summer months and in anticipation of the termination of the Japanese government’s subsidy programs for eco-friendly cars and home appliances.

Reflecting weak economic fundamentals, the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥11,244.40 at April 1, 2010 to ¥9,369.35 at September 30, 2010. After declining to approximately ¥8,800 in late August 2010, the Nikkei Stock Average rebounded to the mid ¥9,000 level in September 2010 and improved to above ¥10,000 in late November 2010. The recent upward trend in stock prices reflects positive reactions by the market towards factors including improving consumer confidence in the United States and a slow down in the appreciation of the Japanese yen against other currencies. As of January 7, 2011, the closing price of the Nikkei Stock Average was ¥10,541.04. For further information, see “Business Environment.”

In addition to the macro economic factors, our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2010 mainly reflected the following:

•

Net interest income for the six months ended September 30, 2010 was ¥949.3 billion, a decrease of ¥93.0 billion from ¥1,042.3 billion for the six months ended September 30, 2009, mainly due to the lower interest rate environment, which negatively affected our interest spread, and the decrease in returns from both domestic and foreign loans;

•

Provision for credit losses for the six months ended September 30, 2010 was ¥186.3 billion, a decrease of ¥194.9 billion from ¥381.2 billion for the six months ended September 30, 2009, mainly due to the lower provision of allowance for specifically identified problem loans that was recorded for the six months ended September 30, 2010 than for the six months ended September 30, 2009, when we recorded a large provision for loan losses relating to a borrower in the transportation industry;

•

Fees and commissions for the six months ended September 30, 2010 were ¥557.6 billion, a decrease of ¥8.8 billion from ¥566.4 billion for the six months ended September 30, 2009. This decrease was primarily due to a decrease of ¥10.9 billion in other fees and commissions, primarily comprised of agency fees or handling fees of miscellaneous operations, and a decrease of ¥5.3 billion in trust fees, partially offset by a ¥5.3 billion increase in fees on the investment funds business as the overall transaction volume increased through our ongoing promotional efforts, particularly at our commercial banking and trust banking subsidiaries;

•

Net foreign exchange gains for the six months ended September 30, 2010 were ¥175.1 billion, a decrease of ¥60.1 billion from ¥235.2 billion for the six months ended September 30, 2009, mainly due to significant foreign exchange fluctuations. In particular, the Japanese yen appreciated against other currencies, including against the US dollar—from ¥93.62 to US$1 at April 1, 2010 to ¥83.32 to US$1 at September 30, 2010. The decrease in foreign exchange gains was mainly due to the appreciation of the Japanese yen against the US dollar, partially offset by an improvement in our overall position in foreign currency swap contracts;

•

Net trading account profits for the six months ended September 30, 2010 were ¥486.0 billion, an increase of ¥14.0 billion from ¥472.0 billion for the six months ended September 30, 2009, mainly due to an increase in net profits on interest rate and other derivative contracts of ¥254.6 billion, partially offset by a decrease in net profits on trading securities, excluding derivatives, of ¥240.6 billion for the six months ended September 30, 2010; and

•

Net investment securities gains for the six months ended September 30, 2010 were ¥105.8 billion, an increase of ¥19.2 billion from ¥86.6 billion for the six months ended September 30, 2009, mainly due to a ¥72.4 billion increase in net gains on sales of debt securities available for sale reflecting approximately ¥70.0 billion of profits at our commercial banking subsidiaries from sales of government bonds in the low interest rate environment. This increase was partially offset by a ¥40.3 billion decrease in net gains on sales of marketable equity securities available for sale, and a ¥15.4 billion increase in impairment losses on marketable equity securities available for sale, reflecting the general decline in stock prices during the period.

At September 30, 2010, our total loans were ¥86.61 trillion, a decrease of ¥5.58 trillion from ¥92.19 trillion at March 31, 2010. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2010 consisted of ¥67.59 trillion of domestic loans and ¥19.12 trillion of foreign loans, while the loan balance at March 31, 2010 consisted of ¥72.02 trillion of domestic loans and ¥20.27 trillion of foreign loans. Between March 31, 2010 and September 30, 2010, domestic loans decreased ¥4.43 trillion and foreign loans decreased ¥1.15 trillion. The decrease in domestic loans was mainly due to a decrease in our loans outstanding to the other industries, such as public services, banks and other financial institutions, and real estate segments, which decreased ¥2.30 trillion, ¥0.59 trillion, and ¥0.45 trillion, respectively. The decrease in foreign loans was mainly due to a decrease in demand for loans from the commercial and industrial segment. At September 30, 2010, the total allowance for credit losses was ¥1,294.3 billion, representing 1.49% of our total loan portfolio, a decrease of ¥21.3 billion from ¥1,315.6 billion, representing 1.43% of our total loan portfolio, at March 31, 2010. The decreased amount of allowance for credit losses was primarily due to the decrease in our total loan balance, which in turn lowered our provision for general reserves for loan losses. The increase in percentage of total allowance for credit losses against our total loan portfolio reflected the fact that the decrease in loan balance to normal borrowers was significantly larger than the decrease in problem loans, substandard and special mentioned loans, which required much higher allowance rates than those applied to loans to normal borrowers.

Investment securities increased ¥2.66 trillion to ¥57.71 trillion at September 30, 2010 from ¥55.05 trillion at March 31, 2010 primarily due to a ¥3.87 trillion increase in Japanese national government and Japanese government agency bonds, partially offset by a ¥0.82 trillion decrease in marketable equity securities, reflecting the general decline in Japanese stock prices. Other investment securities, consisted of nonmarketable equity securities, were primarily carried at cost of ¥1.67 trillion at September 30, 2010, compared to ¥1.69 trillion at March 31, 2010. Our investment in Japanese national government and government agency bonds increased as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposited funds exceeding our net loans. As a result, our holdings of Japanese national government and Japanese government agency bonds increased to 79.2% of the aggregate of our investment securities available for sale and investment securities being held to maturity, and 21.8% of our total assets, as of September 30, 2010.

Deferred tax assets decreased ¥0.13 trillion from ¥1.29 trillion at March 31, 2010 to ¥1.16 trillion at September 30, 2010. This decrease was primarily due to the utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2010.

Recent Developments

Securities Joint Venture with Morgan Stanley

As part of our strategic alliance with Morgan Stanley, in May 2010, Morgan Stanley and we integrated our respective Japanese securities companies by forming a securities joint venture. We converted the wholesale and retail securities businesses conducted in Japan by the former Mitsubishi UFJ Securities Co., Ltd., or MUS, into an entity called Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd., or MUMSS. Morgan Stanley contributed the investment banking operations conducted in Japan by its former wholly-owned subsidiary, Morgan Stanley Japan Securities Co., Ltd., or Morgan Stanley Japan, to MUMSS, and converted the sales and trading and capital markets businesses conducted in Japan by Morgan Stanley Japan into an entity called Morgan Stanley MUFG Securities, Co., Ltd., or MSMS. We hold a 60% economic interest in MUMSS and MSMS, and Morgan Stanley holds a 40% economic interest in MUMSS and MSMS. We hold a 60% voting interest and Morgan Stanley holds a 40% voting interest in MUMSS, and we hold a 49% voting interest and Morgan Stanley holds a 51% voting interest in MSMS. Morgan Stanley’s and our economic and voting interests in the securities joint venture companies are held through intermediate holding companies. We have retained control of MUMSS and we account for our interest in MSMS under the equity method due to our significant influence over MSMS. For further information, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Agreement to Acquire The Royal Bank of Scotland Group’s Project Finance Related Assets

In December 2010, we entered into a sale and purchase agreement with The Royal Bank of Scotland Group plc, or RBS, to acquire from RBS approximately £3.3 billion of project finance related assets consisting of loans for natural resource, power and other infrastructure projects in Europe, the Middle-East and Africa, and related assets. In connection with this acquisition, we plan to acquire associated derivatives through one of our subsidiaries, Mitsubishi UFJ Securities International plc (London). The transaction contemplated by the agreement is subject to required regulatory approvals and third party consents and is expected to be completed by mid 2011.

Agreements with the FDIC to Acquire Assets and Assume Liabilities of Failing Community Banks

In April 2010, Union Bank, our indirect wholly owned subsidiary in the United States, entered into a Purchase and Assumption Agreement with the Federal Deposit Insurance Corporation, or FDIC, as a receiver of Frontier Bank to purchase certain assets and assume certain deposits and other liabilities of Frontier Bank. Of the approximately $3.2 billion in total assets acquired, Union Bank acquired approximately $2.9 billion in loans and other real estate owned which are covered under a loss share agreement with the FDIC. Union Bank also assumed approximately $2.5 billion in deposits and $372.0 million of borrowings and other liabilities.

Also in April 2010, Union Bank entered into a Purchase and Assumption Agreement with the FDIC as a receiver of Tamalpais Bank to purchase certain assets and assume certain deposits and other liabilities of Tamalpais Bank. Of the approximately $0.6 billion in total assets acquired, Union Bank acquired approximately $0.5 billion in loans which are covered under a loss share agreement with the FDIC. Union Bank also assumed more than $0.4 billion in deposits.

Acquisition and Cancellation of First Series of Class 3 Preferred Stock

In April 2010, we acquired and cancelled all of the outstanding shares of our First Series of Class 3 Preferred Stock at ¥2,500 per share for an aggregate purchase price of ¥250 billion. As of March 31, 2010, the preferred stock was reflected as part of our Tier 1 capital before acquisition and cancellation.

Redemption of Preferred Securities Issued by Special Purpose Company

We announced that we plan to redeem in January 2011, a total of ¥165 billion of non-cumulative and non-dilutive perpetual preferred securities issued by an overseas special purpose company in the Cayman Islands called MTFG Capital Finance Limited. These preferred securities were reflected as part of our Tier I capital as of September 30, 2010.

Business Environment

We engage, through our subsidiaries and affiliated companies, in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses and credit card businesses, and provide related services to individuals primarily in Japan and the United States and to corporate customers around the world. Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions;

•	interest rates;

•	currency exchange rates; and

•	stock and real estate prices.

Economic Environment in Japan

Although the Japanese economy has recently shown moderate signs of recovery with its annualized real GDP growth rate of 4.5% quarter on quarter in the July–September 2010 period, the Japanese economy may continue to be weak as exports grew at a slower rate in recent months, the termination of the Japanese government’s economic stimulus measures begin to negatively impact consumption, and business sentiment continues to be adversely affected by the strong Japanese yen. Stock prices have remained low and though there has been an upward trend since November 2010, it is not yet clear if such a trend will continue or not. The recent growth in Japan’s GDP was supported to a large extent by one-off positive factors—an increase in private consumption amid unusually high temperatures during the summer months and in anticipation of the termination of the Japanese government’s subsidy programs for eco-friendly cars and home appliances. However, economic fundamentals, such as exports that have been driving the economy, have remained weak.

Exports slowed considerably in the July–September 2010 period to an annualized growth rate of 10.0% year on year from 24.6% year on year in the April–June 2010 period, mainly due to a slowdown in exports to Asia, especially to China, partially offset by a moderate increase in exports to the United States and Europe. This trend continued through November 2010, yet with some decreases in exports to Europe. Capital expenditures grew at an annualized rate of 3.2% quarter on quarter in the July–September 2010 period, growing for a fourth consecutive quarter since the same period of the previous year. Cash flows have also recovered along with an improvement in corporate performance since the second quarter of calendar year 2009. However, the absolute amount of capital expenditures and cash flows remained significantly lower than those prior to the global financial crisis.

Employment conditions in Japan are slowly improving, although the improvement thus far has fallen short of a full-scale recovery to pre-financial crisis levels. Japan’s unemployment rate declined for the three consecutive months between July and September 2010, and the jobs-to-applicants ratios also improved. However, the unemployment rate in October and November 2010 remained high at 5.1%, up slightly by 0.1 percentage points from September 2010.

Private consumption for the July–September 2010 period increased by an annualized rate of 4.7% quarter on quarter, reflecting an increase in consumption of durable goods, “last-minute” vehicle purchases before the termination of the Japanese government’s subsidy program for eco-friendly cars, and an increase in consumption of air conditioners due to unusually high temperatures during the summer months. However, those factors are considered to be isolated temporary stimuli, and thus the resulting positive trend may not last long, given the weak consumer sentiment due to the strong Japanese yen, low stock prices and the termination of the Japanese government’s economic stimulus measures.

The consumer price index (excluding fresh foods) during the third quarter of the calendar year 2010 declined 1.0% year on year, reflecting a downward pressure by a large deflationary gap and the strong Japanese yen.

In the October 2010 Monetary Policy Board meeting, the Bank of Japan agreed to introduce comprehensive monetary easing measures that include unconventional measures, such as purchases of risk assets. Under the comprehensive monetary easing policy, the Bank of Japan clarified a timeframe based on its understanding of medium to long-term price stability and indicated that it is likely to maintain virtually zero interest rates until consumer prices can be expected to rise by approximately 1% year on year. The Bank of Japan has maintained a very low policy rate (uncollateralized overnight call rate) ranging between 0.00% and 0.10% in an effort to lift the economy out of deflation since December 2008, while increasingly supplying funds through its comprehensive monetary easing operations. Euro-yen 3-month TIBOR fell to approximately 0.34% as of December 30, 2010, the lowest level since 2006. On the other hand, the yield on the benchmark long-term Japanese Government Bond, or JGB, (10-year newly issued JGB) has recently risen to around 1.0%, after it once fell to the lower 0.8% level in early October 2010—the lowest level in approximately seven years—mainly due to softened downward pressure on the JGB yield from further monetary easing by the US Federal Reserve Bank. The following chart shows the interest rate trends in Japan since April 2009:

Regarding the Japanese stock market, the closing price of the Nikkei Stock Average decreased from ¥11,244.40 at April 1, 2010 to ¥9,369.35 at September 30, 2010. After declining to approximately ¥8,800 in late August 2010, the Nikkei Stock Average rebounded to around mid ¥9,000 level in September 2010 and improved to above ¥10,000 in late November 2010. The closing price of the Tokyo Stock Price Index, or TOPIX, a composite index of all stocks listed on the First Section of the Tokyo Stock Exchange, fluctuated similarly from April 2010 through early December 2010. The TOPIX generally maintained a downward trend until it reached around 800 in early November 2010, and then went up to almost 900 in early December 2010. This relatively weaker performance throughout October 2010 was reflective of the Japanese yen appreciation against other currencies that negatively impacted exporting businesses in Japan, partially offset by the Japanese government’s economic stimulus package which supported consumer spending. The recent upward trend in stock prices reflects positive reactions by the market towards factors including improving consumer confidence in the United States and a slow down in the appreciation of the Japanese yen against other currencies. As of January 7, 2011, the closing price of the Nikkei Stock Average was ¥10,541.04 and that of the TOPIX was 926.42. The following chart shows the daily closing price of the Nikkei Stock Average since April 2009:

The Japanese yen has appreciated against other currencies, especially against the US dollar, from April through December 2010, from ¥93.62 to US$1 on April 1, 2010 to ¥81.51 to US$1 on December 30, 2010. Since US interest rates fell significantly, close to Japanese interest rates, as the Federal Reserve System introduced additional monetary easing measures, the Japanese yen followed a rising trend through the beginning of November 2010 when the Japanese yen appreciated to ¥80.47 to US$1 on November 1, 2010, close to the historical high of ¥79.75 to US$1. Since then, the widening spread between US and Japanese interest rates has caused the Japanese yen to depreciate against the US dollar. As of January 7, 2011, the Japanese yen stood at ¥83.48 to US$1. The following chart shows the foreign exchange rates expressed in Japanese yen per US dollar since April 2009:

Based on a survey of land prices by the Japanese government, average residential land prices in Japan declined by 3.4% between July 1, 2009 and July 1, 2010. The average commercial land price in Japan also declined by 4.6% during the same period. In the three major metropolitan areas, Tokyo, Osaka and Nagoya, the average residential price declined by 2.9% between July 1, 2009 and July 1, 2010, while the average commercial land price in those areas declined by 4.2% during the same period. Looking into the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price continued to decline for the sixth consecutive year, with the rate of decline between July 1, 2009 and July 1, 2010 being 3.6%, and the average commercial land price also continued to decline for the seventh consecutive year, with the rate of decline between July 1, 2009 and July 1, 2010 being 4.8%.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from January 2010 to November 2010 was approximately 10,700, a decrease of 12.8% from the same period of the previous year. The decrease in the number of companies that filed for legal bankruptcy was mainly due to the positive effects of the Japanese government’s policies to stimulate the Japanese economy and facilitating financing for Small and Medium-Sized Enterprises. The aggregate amount of liabilities subject to bankruptcy filings from January 2010 to November 2010 was approximately ¥6.7 trillion, including ¥2.3 trillion attributable to the corporate reorganization filings by the Japan Airlines group companies in January 2010, the largest bankruptcy filing in Japanese history, excluding financial institution bankruptcy filings. As a result, the aggregate amount of liabilities subject to bankruptcy filings increased approximately 3.2% compared to the same period of the previous year, despite the decrease in the number of legal bankruptcy filings.

International Financial Markets

With respect to the international financial and economic environment, the US economy showed some improvement in the third quarter of calendar year 2010 with the real GDP growth rate of 2.5% as compared to the same period of the previous year. Our research office forecasts that the US real GDP will grow at an annual rate of 2.8% for calendar year 2010. The modest economic recovery was supported by multiple factors, including 2.8% annualized growth, over the same period of the previous year, in consumer spending which accounts for approximately 70% of the US GDP. The increase in consumer spending was partially due to an increase in household disposable income that grew 2.5% year on year in October 2010. Capital expenditures, backed by investments in machinery and software, also increased 10.3% (annualized) as compared to the same period of the previous year, contributing to the real GDP growth. According to the US Bureau of Labor Statistics, the unemployment rate has been fluctuating in the high 9% range since early 2010, slightly lower than its cyclical high at 10.1% in October 2009. Reflecting the continued weak recovery of the US economy, inflationary pressure has been limited thus far. In October 2010, the core CPI (consumer inflation less food and energy) inflation rate remained the same as that of the previous month, with the rate holding constant for the third consecutive month. As compared to the same month of the previous year, the core CPI inflation rate increased 0.9%, falling short of the range around 2.0%, which is considered stable by the Federal Reserve System. Dissatisfied with the state of the economy and the inflation, the Federal Reserve System has implemented monetary easing measures and warned of the possibility of deflation similar to that which Japan has experienced. The Federal Reserve System plans to keep in place its zero-interest rate policy until it can forecast a sufficiently narrow deflationary gap and the inflation rate returning to between 1.6% to 2.0%. The Federal Open Market Committee also reiterated its strong commitment to creating jobs and maintaining prices stable in its November 3, 2010 statement.

In the European Union, or EU, the signs of recovery from the global recession have been weaker with the real GDP in the third quarter of calendar year 2010 growing 1.9% year on year and, according to our research office, it is expected to grow at an annual rate of 1.5% for calendar year 2010. The moderate growth forecast reflects the observed disparity among member states—those with higher economic growth, such as Germany and France, and those experiencing recessions, lower economic growth or financial problems, such as Greece, Ireland and Spain. Industrial production in September 2010 rose 5.2% year on year, a decrease from 8.4% in August 2010 and from 9.2% in the second quarter of calendar year 2010. This reflected a moderate growth in capital goods production and a decrease in the production of durable consumer goods. Retail sales, on the other hand, increased from July through September 2010, with the annualized third quarter growth of 1.2% compared to 0.6% in the second quarter. The rate of growth in retail sales, however, decreased to 1.1% year on year in September 2010 from 1.3% year on year in August 2010. The slower rate in growth reflected a decline in sales of food products, negative consumer perception of the economic and financial prospects, and growing concerns over continuing economic difficulties, which adversely affected household consumption. Inflation pressure has been limited so far with a preliminary inflation rate of 1.9% in October 2010, compared to 1.0% in September 2010, remaining below 2.0%, which is the European Central Bank’s inflation target. The European Central Bank’s interest rate policy has been established at 1.0%, which is the lowest level in the EU’s history.

The unemployment rate in the EU in September 2010 was 10.1%, a 12-year high, with some disparity among member states—Germany enjoyed relatively lower unemployment rates with the rate being 6.7%, while the unemployment rate in Spain remained high at 20.8%. In the midst of financial problems in some member states, a scheme of the European Stabilization Mechanism was developed in May 2010 to strengthen the European economy. Despite the weak confidence in the EU as a whole, the sentiment in some member states, such as Germany and France, remained relatively positive.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with US GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses on loans and off-balance sheet credit instruments, investment securities, the valuation allowance for deferred tax assets, tax reserves, goodwill, intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of some of our critical accounting estimates, see our Form 20-F for the fiscal year ended March 31, 2010 and the description regarding our valuation of financial instruments below.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value. The majority of such assets and liabilities are measured at fair value on a recurring basis, including trading securities, trading derivatives and investment securities. In addition, certain other financial assets and liabilities are measured at fair value on a non-recurring basis, including held for sale loans which are carried at the lower of cost or estimated fair value, collateral dependent loans, and nonmarketable equity securities subject to impairment.

The guidance on the measurement of fair value defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We have an established and documented process for determining fair value in accordance with the guidance. To determine fair value, we use quoted market prices which include those provided from pricing vendors, where available. We generally obtain one price or quote per instrument and do not adjust it to determine fair value of the instrument. Certain asset-backed securities are valued based on non-binding quotes provided by independent broker-dealers where no or few observable inputs are available to measure fair value. We do not adjust such broker-dealer quotes to the extent that there is no evidence that would indicate that the quotes are not indicative of the fair values of the securities. We perform internal price verification procedures to ensure that the quotes provided by the independent broker-dealers are reasonable. Such verification procedures include analytical review of periodic price changes, comparison analysis between periodic price changes and changes of indices such as a credit default swap index, or inquiries regarding the underlying inputs and assumptions used by the broker-dealers such as probability of default, prepayment rate and discount margin. These verification procedures are periodically performed by independent risk management departments. For collateralized loan obligations, or CLOs, backed by general corporate loans, the fair value is determined by weighting the internal model valuation and the non-binding broker-dealer quotes. If quoted market prices are not available to determine fair value of derivatives, the fair value is based upon valuation techniques that use, where possible, current market-based or independently sourced parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of trading liabilities are determined by discounting future cash flows at a rate which incorporates our own creditworthiness. In addition, valuation adjustments may be made to ensure that the financial instruments are recorded at fair value. These adjustments include, but are not limited to, amounts that reflect counterparty credit quality, liquidity risk, and model risk. Our financial models are validated and periodically reviewed by risk management departments independent of divisions that created the models.

For a further discussion of the valuation techniques or models applied to the material assets or liabilities, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Fair Value Hierarchy

The guidance on the measurement of fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is established by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement of the financial instrument. For the categorization within the valuation hierarchy by the financial instruments, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table summarizes the assets and liabilities accounted for at fair value on a recurring basis by level under the fair value hierarchy at March 31, 2010 and September 30, 2010:

	March 31, 2010		September 30, 2010
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
	(in billions)		(in billions)
Assets:
Level 1	¥57,648	73.2%	¥64,109	72.5%
Level 2	17,164	21.8	20,606	23.3
Level 3	3,964	5.0	3,702	4.2

Total	¥78,776	100.0%	¥88,417	100.0%

As a percentage of total assets	39.4%		43.4%

Liabilities:
Level 1	¥3,315	26.7%	¥3,288	20.9%
Level 2	8,659	69.6	12,298	78.0
Level 3	457	3.7	174	1.1

Total	¥12,431	100.0%	¥15,760	100.0%

As a percentage of total liabilities	6.5%		8.1%

Level 3 assets decreased ¥262 billion during the six months ended September 30, 2010 primarily due to a decrease in Level 3 trading derivatives assets of ¥267 billion. Level 3 liabilities decreased ¥283 billion during the six months ended September 30, 2010 primarily due to a decrease in Level 3 trading derivative liabilities of ¥304 billion.

The decrease in Level 3 trading derivative assets and liabilities was mainly due to a decrease of ¥145 billion derivative assets and ¥158 billion derivative liabilities related to interest rate swap contracts.

For further information of fair value measurements, see Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in billions)
Interest income	¥1,456.5	¥1,291.3
Interest expense	414.2	342.0

Net interest income	1,042.3	949.3

Provision for credit losses	381.2	186.3
Non-interest income	1,351.9	1,375.7
Non-interest expense	1,256.7	1,173.9

Income before income tax expense	756.3	964.8
Income tax expense	327.8	375.9

Net income before attribution of noncontrolling interests	¥428.5	¥588.9
Net income (loss) attributable to noncontrolling interests	8.2	(2.6)

Net income attributable to Mitsubishi UFJ Financial Group	¥420.3	¥591.5

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥591.5 billion for the six months ended September 30, 2010, an increase of ¥171.2 billion from ¥420.3 billion for the six months ended September 30, 2009. Our diluted earnings per share of common stock (net income available to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2010 was ¥40.92, an improvement from ¥35.22 for the six months ended September 30, 2009. Income before income tax expense for the six months ended September 30, 2010 was ¥964.8 billion, an increase of ¥208.5 billion from ¥756.3 billion for the six months ended September 30, 2009.

Net Interest Income

The following is a summary of the interest rate spread for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009		2010
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥127,388.4	1.40%	¥131,403.6	1.20%
Foreign	48,379.6	2.31	49,737.5	2.02

Total	¥175,768.0	1.65%	¥181,141.1	1.42%

Financed by:
Interest-bearing liabilities:
Domestic	¥125,765.8	0.38%	¥125,784.5	0.30%
Foreign	32,672.4	1.07	35,490.7	0.84

Total	158,438.2	0.52	161,275.2	0.42
Non-interest-bearing liabilities	17,329.8	—	19,865.9	—

Total	¥175,768.0	0.47%	¥181,141.1	0.38%

Interest rate spread		1.13%		1.00%
Net interest income as a percentage of total interest-earning assets		1.18%		1.05%

Net interest income for the six months ended September 30, 2010 was ¥949.3 billion, a decrease of ¥93.0 billion from ¥1,042.3 billion for the six months ended September 30, 2009. The decrease in our net interest income mainly reflected the impact of the low interest rate environment that continued throughout the six months ended September 30, 2010. In Japan, the Bank of Japan implemented monetary easing policies and maintained its “zero interest rate” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets decreased more than the decrease in the average interest rate on domestic interest-bearing liabilities. Central banks outside of Japan also continued to reduce their base interest rates to counter deflationary pressures caused by the slow recovery of economic conditions, or an economic recession in some regions.

The average interest rate spread (average interest rate for interest-earning assets minus average interest rate for interest-bearing liabilities) decreased 13 basis points from 1.13% for the six months ended September 30, 2009 to 1.00% for the six months ended September 30, 2010. For the six months ended September 30, 2010, the average rate on interest-bearing liabilities decreased from 0.52% to 0.42%. The average interest rate on interest-earning assets, however, decreased at a more rapid rate, which resulted in a decrease in the average interest rate spread. Consequently, net interest income decreased ¥93.0 billion, despite a ¥5,373.1 billion increase in average interest-earning assets.

Average interest-earning assets for the six months ended September 30, 2010 were ¥181,141.1 billion, an increase of ¥5,373.1 billion from ¥175,768.0 billion for the six months ended September 30, 2009. This increase in average interest-earning assets was primarily attributable to an increase of ¥15,208.6 billion in investment securities, partially offset by a ¥8,908.0 billion decrease in both domestic and foreign loans. The increase in investment securities was mainly due to an increase in investment in Japanese national government and government agency bonds as part of our asset and liability management policy with respect to investing the amount of yen-denominated deposited funds exceeding our net loans. Despite the increase in the average balances of domestic and foreign interest-earning assets, our interest income from domestic and foreign assets for the six months ended September 30, 2010 decreased ¥107.0 billion and ¥58.2 billion compared to the same period of the previous fiscal year, respectively, due to the continued lower interest rate environment.

Average interest-bearing liabilities for the six months ended September 30, 2010 were ¥161,275.2 billion, an increase of ¥2,837.0 billion from ¥158,438.2 billion for the six months ended September 30, 2009. The increase was primarily attributable to an increase in both domestic and foreign interest-bearing deposits by ¥2,907.9 billion and by ¥1,511.9 billion, respectively, partially offset by a decrease of ¥1,196.0 billion in the aggregate of trust account, other short-term borrowings and trading account liabilities. The impact of the increase in the average balance of interest-bearing liabilities was more than offset by the impact of the decrease in the average interest rate during the period, resulting in the decrease in interest expense of ¥72.2 billion for the six months ended September 30, 2010 compared to that for the six months ended September 30, 2009.

Provision for Credit Losses

Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For the description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Allowance Policy.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in billions)
Fees and commissions:
Trust fees	¥55.6	¥50.3
Fees on funds transfer and service charges for collections	73.6	71.2
Fees and commissions on international business	29.4	29.0
Fees and commissions on credit card business	69.0	72.6
Service charges on deposits	13.8	12.0
Fees and commissions on securities business	64.5	66.7
Fees on real estate business	8.5	10.2
Insurance commissions	11.3	14.1
Fees and commissions on stock transfer agency services	27.5	26.9
Guarantee fees	36.4	33.4
Fees on investment funds business	60.9	66.2
Other fees and commissions	115.9	105.0

Total	566.4	557.6

Foreign exchange gains—net	235.2	175.1
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	(62.3)	192.3
Net profits on trading account securities, excluding derivatives	534.3	293.7

Total	472.0	486.0

Investment securities gains—net:
Net gains on sales of securities available for sale:
Debt securities	35.4	107.8
Marketable equity securities	98.3	58.0
Impairment losses on securities available for sale:
Debt securities	(14.7)	(12.6)
Marketable equity securities	(43.7)	(59.1)
Other	11.3	11.7

Total	86.6	105.8
Equity in losses of equity method investees	(84.1)	(21.2)
Other non-interest income	75.8	72.4

Total non-interest income	¥1,351.9	¥1,375.7

Net foreign exchange gains primarily include transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies and net gains (losses) on currency derivative instruments entered into for trading purposes. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each accounting period. In principle, all transaction gains (losses) on translation of monetary liabilities denominated in foreign currencies are included in current earnings. Transaction gains (losses) on the translation into Japanese yen of securities available for sale, such as bonds denominated in foreign currencies, are not included in current earnings, but are reflected in other changes in equity from nonowner sources.

Net trading account profits primarily include net gains (losses) on trading account securities and interest rate and other derivative contracts entered into for trading purposes. Trading account assets or liabilities are carried at fair value and any change in the value of trading account assets or liabilities, including interest rate derivatives, are recorded in net trading account profits. Derivative contracts for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net investment securities gains primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as securities available for sale. In addition, impairment losses are recognized as an offset of net investment securities gains when management concludes that declines in fair value of investment securities are other than temporary.

Non-interest income for the six months ended September 30, 2010 was ¥1,375.7 billion, an increase of ¥23.8 billion from ¥1,351.9 billion for the six months ended September 30, 2009. This increase reflected net profits on interest rate and other derivative contracts of ¥192.3 billion for the six months ended September 30, 2010 compared to net losses of ¥62.3 billion for the six months ended September 30, 2009, equity in losses of equity method investees of ¥21.2 billion for the six months ended September 30, 2010 compared to ¥84.1 billion for the six months ended September 30, 2009, and net investment securities gains of ¥105.8 billion for the six months ended September 30, 2010 compared to ¥86.6 billion for the six months ended September 30, 2009. These improvements were partially offset by a ¥240.6 billion decrease in net profits on trading account securities, excluding derivatives, to ¥293.7 billion for the six months ended September 30, 2010 from ¥534.3 billion for the six months ended September 30, 2009, and a ¥60.1 billion decrease in net foreign exchange gains to ¥175.1 billion for the six months ended September 30, 2010 from ¥235.2 billion for the six months ended September 30, 2009.

Fees and commissions

Fees and commissions for the six months ended September 30, 2010 were ¥557.6 billion, a decrease of ¥8.8 billion from ¥566.4 billion for the six months ended September 30, 2009. This decrease was primarily due to a decrease of ¥10.9 billion in other fees and commissions which are comprised of fee income, such as agency fees or handling fees of miscellaneous operations, and a decrease of ¥5.3 billion in trust fees. These decreases were partially offset by a ¥5.3 billion increase in fees on the investment funds business in the same period, as the overall transaction volume increased at our commercial banking and trust banking subsidiaries through our marketing efforts.

Net foreign exchange gains

Net foreign exchange gains for the six months ended September 30, 2010 were ¥175.1 billion, a decrease of ¥60.1 billion from ¥235.2 billion for the six months ended September 30, 2009, mainly due to significant foreign exchange fluctuations. In particular, the Japanese yen appreciated against other currencies, including against the US dollar—from ¥93.62 to US$1 at April 1, 2010 to ¥83.32 to US$1 at September 30, 2010. The decrease in foreign exchange gains was mainly due to the appreciation of the Japanese yen against the US dollar, partially offset by an improvement in our overall position in foreign currency swap contracts.

Net trading account profits

Net trading account profits for the six months ended September 30, 2010 were ¥486.0 billion, an increase of ¥14.0 billion from ¥472.0 billion for the six months ended September 30, 2009. The increase was mainly due to the net profits on interest rate and other derivative contracts of ¥192.3 billion for the six months ended September 30, 2010, compared to net losses of ¥62.3 billion for the six months ended September 30, 2009. This improvement mainly reflected an increase of approximately ¥160 billion in profits from derivative transactions relating to domestic stocks at our securities subsidiaries and an increase of ¥60.0 billion in profits from credit derivative and interest rate swap transactions at our commercial banking subsidiaries. This was partially offset by a ¥240.6 billion decrease in net profits on trading account securities, excluding derivatives, to ¥293.7 billion for the six months ended September 30, 2010 from ¥534.3 billion for the six months ended September 30, 2009. The decrease was mainly reflective of a decrease of approximately ¥160 billion in profits from domestic stock related transactions amid the current difficult operating environment represented by decreasing trading volumes.

Net investment securities gains

Net investment securities gains for the six months ended September 30, 2010 were ¥105.8 billion, an increase of ¥19.2 billion from ¥86.6 billion for the six months ended September 30, 2009, mainly due to a ¥72.4 billion increase in net gains on sales of debt securities available for sale reflecting approximately ¥70 billion of profits at our commercial banking subsidiaries from sales of government bonds in the low interest rate environment. This increase was partially offset by a ¥40.3 billion decrease in net gains on sales of marketable equity securities available for sale, and a ¥15.4 billion increase in impairment losses on marketable equity securities available for sale, reflecting the general decline in stock prices during the period.

Equity in losses of equity method investees

Equity in losses of equity method investees for the six months ended September 30, 2010 was ¥21.2 billion, compared to that of ¥84.1 billion for the six months ended September 30, 2009. The losses in the six months ended September 30, 2009 mainly reflected, among other things, larger impairment losses recorded in our consumer finance equity method affiliates.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in billions)
Salaries and employee benefits	¥460.2	¥437.7
Occupancy expenses—net	82.5	80.7
Fees and commission expenses	97.5	102.9
Outsourcing expenses, including data processing	106.1	97.5
Depreciation of premises and equipment	55.3	48.5
Amortization of intangible assets	110.8	109.9
Impairment of intangible assets	9.2	16.4
Insurance premiums, including deposit insurance	57.0	56.5
Communications	29.0	27.2
Taxes and public charges	35.5	33.4
Impairment of goodwill	0.5	—
Other non-interest expenses	213.1	163.2

Total non-interest expense	¥1,256.7	¥1,173.9

Non-interest expense for the six months ended September 30, 2010 was ¥1,173.9 billion, a decrease of ¥82.8 billion from ¥1,256.7 billion for the six months ended September 30, 2009. This decrease was primarily attributable to a ¥49.9 billion decrease in other non-interest expenses reflecting a decrease in the allowance for off-balance sheet transactions and a decrease in provision for repayment of excess interest at our consumer finance subsidiaries. A decrease of ¥22.5 billion in salaries and employee benefits expenses, mainly resulting from a decrease in amortization expenses for the actuarial difference in pension and retirement benefits, also contributed to the reduction of non-interest expenses for the six months ended September 30, 2010. These decreases were partially offset by a ¥7.2 billion increase in impairment of intangible assets, mainly due to approximately ¥16.3 billion of impairment of customer relationships at our investment fund and trust operations.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2010 were ¥437.7 billion, a decrease of ¥22.5 billion from ¥460.2 billion for the six months ended September 30, 2009. This decrease was mainly due to a decrease in amortization expenses for the actuarial difference in pension and retirement benefits, partially offset by a net increase in salary expenses especially in our overseas operations as we expanded our business overseas.

Outsourcing expenses, including data processing

Outsourcing expenses, including data processing, for the six months ended September 30, 2010 were ¥97.5 billion, a decrease of ¥8.6 billion from ¥106.1 billion for the six months ended September 30, 2009. The decrease reflected a decrease of an aggregate ¥4.2 billion in system development and system maintenance related outsourcing expenses.

Depreciation of premises and equipment

Depreciation of premises and equipment for the six months ended September 30, 2010 was ¥48.5 billion, a decrease of ¥6.8 billion from ¥55.3 billion for the six months ended September 30, 2009. This decrease was primarily attributable to a decrease in depreciation of capital lease assets at our commercial banking subsidiary.

Impairment of intangible assets

Impairment of intangible assets for the six months ended September 30, 2010 was ¥16.4 billion, an increase of ¥7.2 billion from ¥9.2 billion for the six months ended September 2009. This increase mainly reflected approximately ¥16.3 billion of impairment of customer relationships at our investment fund and trust operations, primarily for sovereign fund businesses, reflecting weak global economic conditions in general.

Other non-interest expenses

Other non-interest expenses for the six months ended September 30, 2010 were ¥163.2 billion, a decrease of ¥49.9 billion from ¥213.1 billion for the six months ended September 30, 2009. This decrease was mainly due to, among other things, decreases in provision for repayment of excess interest and in provision for off-balance sheet credit instruments.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in billions, except percentages)
Income before income tax expense	¥756.3	¥964.8
Income tax expense	¥327.8	¥375.9
Effective income tax rate	43.3%	39.0%
Combined normal effective statutory tax rate	40.6%	40.6%

The combined normal effective statutory tax rate was 40.6% for the six months ended September 30, 2009 and 2010.

For the six months ended September 30, 2010, the effective income tax rate was 39.0%, which was 1.6 percentage points lower than the combined normal effective statutory tax rate of 40.6%. This primarily reflected a decrease in the valuation allowance based on actual utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2010.

For the six months ended September 30, 2009, the effective tax rate was 43.3%, which was 2.7 percentage points higher than the combined normal effective statutory tax rate of 40.6%. This primarily reflected an additional valuation allowance relating to certain companies in the consumer finance business.

Net Income (Loss) Attributable to Noncontrolling Interests

We recorded a net loss attributable to noncontrolling interests of ¥2.6 billion for the six months ended September 30, 2010, compared to net income attributable to noncontrolling interests of ¥8.2 billion for the same period of the previous accounting period. The loss was mainly attributable to losses in our consumer finance subsidiaries reflecting the difficult operating environment, partially offset by net income from our commercial banking subsidiaries.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of US GAAP. For example, operating profit does not reflect items such as a part of the provision for credit losses (primarily an equivalent of formula allowance under US GAAP), foreign exchange gains (losses) and investment securities gains (losses).

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries in the following three areas—Retail, Corporate, and Trust Assets. This integrated business group system is intended to enhance synergies by promoting more effective and efficient collaboration between our subsidiaries. Under this system, as the holding company, we formulate strategies for our Group on an integrated basis, which is then executed by the subsidiaries. Through this system, we aim to reduce overlapping of functions within our Group, thereby increasing efficiency and realizing the benefits of group resources and scale of operations. Moreover, through greater integration of our shared expertise in banking, trust and securities businesses, we aim to deliver a more diverse but integrated lineup of products and services for our customers.

Operations that are not covered by the integrated business group system are classified under Global Markets and Other.

The following is a brief explanation of our business segments:

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as Union BanCal Corporation, or UNBC. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate customers. UNBC is a bank holding company in the United States, whose primary subsidiary, Union Bank, N.A., or Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2010, we modified our managerial accounting methods, including those regarding revenue and expense distribution among our business segments. The presentation set forth below for the six months ended September 30, 2009 and 2010 has been reclassified to conform to the new basis of managerial accounting. For further information, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report. Our business segment information is based on financial information prepared in accordance with Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with US GAAP. For information on a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group	Global Markets	Other	Total
		Domestic	Overseas			Total
			Other than UNBC	UNBC	Overseas total
	(in billions)
Six months ended September 30, 2009
Net revenue	¥725.9	¥454.8	¥173.6	¥135.5	¥309.1	¥763.9	¥78.1	¥256.2	¥(7.9)	¥1,816.2
Operating expenses	500.5	257.4	100.7	85.8	186.5	443.9	45.1	32.2	100.2	1,121.9

Operating profit (loss)	¥225.4	¥197.4	¥72.9	¥49.7	¥122.6	¥320.0	¥33.0	¥224.0	¥(108.1)	¥694.3

Six months ended September 30, 2010
Net revenue	¥681.8	¥468.8	¥158.4	¥141.2	¥299.6	¥768.4	¥78.0	¥369.5	¥(17.8)	¥1,879.9
Operating expenses	476.1	252.2	103.3	91.0	194.3	446.5	48.7	29.5	79.7	1,080.5

Operating profit (loss)	¥205.7	¥216.6	¥55.1	¥50.2	¥105.3	¥321.9	¥29.3	¥340.0	¥(97.5)	¥799.4

Integrated Retail Banking Business Group

Net revenue of the Integrated Retail Banking Business Group decreased ¥44.1 billion to ¥681.8 billion for the six months ended September 30, 2010 from ¥725.9 billion for the six months ended September 30, 2009. Net revenue of the Integrated Retail Banking Business Group mainly consists of revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees of subsidiaries within the Integrated Retail Banking Business Group. The decrease in net revenue mainly reflected a decrease in revenues from deposits and housing loans caused by lower interest rates or interest spreads and a decrease in revenues from consumer finance subsidiaries due to the current difficult operating environment resulting from the recent legal and regulatory changes in Japan.

Operating expenses of the Integrated Retail Banking Business Group decreased ¥24.4 billion to ¥476.1 billion for the six months ended September 30, 2010 from ¥500.5 billion for the six months ended September 30, 2009. The decrease in operating expenses mainly reflected a decrease in transaction volume at our consumer finance operations.

As a result of the foregoing, operating profit of the Integrated Retail Banking Business Group decreased ¥19.7 billion to ¥205.7 billion for the six months ended September 30, 2010 from ¥225.4 billion for the six months ended September 30, 2009.

Integrated Corporate Banking Business Group

Net revenue of the Integrated Corporate Banking Business Group increased ¥4.5 billion to ¥768.4 billion for the six months ended September 30, 2010 from ¥763.9 billion for the six months ended September 30, 2009. Net revenue of the Integrated Corporate Banking Business Group mainly consists of revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees of subsidiaries within the Integrated Corporate Banking Business Group. The increase in net revenue was mainly due to an increase in net revenue from domestic businesses as described below.

With regard to the domestic businesses, net revenue was ¥468.8 billion for the six months ended September 30, 2010, an increase of ¥14.0 billion from ¥454.8 billion for the six months ended September 30, 2009. This increase was mainly due to a reduction in derivative transaction related losses, partially offset by decreases in net interest income and net fee income from the commercial banking and trust banking businesses due to the current difficult operating environment.

With regard to the overseas businesses, net revenue was ¥299.6 billion for the six months ended September 30, 2010, a decrease of ¥9.5 billion from ¥309.1 billion for the six months ended September 30, 2009. This was mainly due to a decrease in net interest income from non-Japanese corporate customers reflecting weak demand for funds, and a decrease in fee incomes from our securities businesses.

Operating expenses of the Integrated Corporate Banking Business Group were ¥446.5 billion for the six months ended September 30, 2010, an increase of ¥2.6 billion from ¥443.9 billion for the six months ended September 30, 2009.

As a result, operating profit of the Integrated Corporate Banking Business Group increased ¥1.9 billion to ¥321.9 billion for the six months ended September 30, 2010 from ¥320.0 billion for the six months ended September 30, 2009.

Integrated Trust Assets Business Group

Net revenue of the Integrated Trust Assets Business Group decreased ¥0.1 billion to ¥78.0 billion for the six months ended September 30, 2010 from ¥78.1 billion for the six months ended September 30, 2009. Net revenue of the Integrated Trust Assets Business Group mainly consists of fees from asset management and administration services for products, such as pension trusts and investment trusts. The slight decrease in net revenue mainly reflected the continued difficult operating environment for the asset trust banking business, partially offset by an increase in revenue from the investment trust business. With the slight increase in operating expenses, the Integrated Trust Assets Business Group recorded operating profit of ¥29.3 billion, a decrease of ¥3.7 billion from ¥33.0 billion for the six months ended September 30, 2009.

Global Markets

Net revenue of Global Markets increased ¥113.3 billion to ¥369.5 billion for the six months ended September 30, 2010 from ¥256.2 billion for the six months ended September 30, 2009. The increase in net revenue was mainly due to improved results from our asset liability management for both domestic and overseas operations. With the slight decrease in operating expenses, Global Markets recorded operating profit of ¥340.0 billion, a ¥116.0 billion increase from the same period of the previous fiscal year.

Financial Condition

Total Assets

Our total assets at September 30, 2010 were ¥203.78 trillion, an increase of ¥3.70 trillion from ¥200.08 trillion at March 31, 2010. The increase in total assets mainly reflected increases in trading account assets of ¥6.81 trillion, investment securities of ¥2.66 trillion, and call loans, funds sold, and receivables under resale agreements of ¥1.50 trillion. These increases were partially offset by decreases in net loans of ¥5.55 trillion and receivables under securities borrowing transactions of ¥2.04 trillion.

Loan Portfolio

Loans are our primary use of funds. The average loan balance accounted for 55.9% of our average total interest-earning assets for the six months ended September 30, 2009 and 49.3% for the six months ended September 30, 2010. At September 30, 2010, our total loans were ¥86.61 trillion, representing a decrease of ¥5.58 trillion from ¥92.19 trillion at March 31, 2010.

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, at March 31, 2010 and September 30, 2010, based on the classification by industry segment as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on use of proceeds:

	March 31, 2010	September 30, 2010
	(in billions)
Domestic:
Manufacturing	¥12,027.8	¥11,742.1
Construction	1,427.9	1,317.1
Real estate	12,261.6	11,811.2
Services	3,714.1	3,517.0
Wholesale and retail	8,597.2	8,412.3
Banks and other financial institutions(1)	4,159.6	3,569.3
Communication and information services	1,339.8	1,265.4
Other industries	9,393.0	7,095.0
Consumer	19,096.8	18,858.1

Total domestic	72,017.8	67,587.5

Foreign:
Governments and official institutions	490.4	412.2
Banks and other financial institutions(1)	2,970.5	3,099.2
Commercial and industrial	14,252.7	13,133.2
Other	2,554.2	2,473.5

Total foreign	20,267.8	19,118.1

Unearned income, unamortized premium—net and deferred loan fees—net	(99.7)	(92.6)

Total(2)	¥92,185.9	¥86,613.0

Notes:

(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.

(2)	The above table includes loans held for sale of ¥102.3 billion at March 31, 2010, and ¥94.9 billion at September 30, 2010 which are carried at the lower of cost or estimated fair value.

At September 30, 2010, our total loans were ¥86.61 trillion, a decrease of ¥5.58 trillion from ¥92.19 trillion at March 31, 2010. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance at September 30, 2010 consisted of ¥67.59 trillion of domestic loans and ¥19.12 trillion of foreign loans, while the loan balance at March 31, 2010 consisted of ¥72.02 trillion of domestic loans and ¥20.27 trillion of foreign loans. Between March 31, 2010 and September 30, 2010, domestic loans decreased ¥4.43 trillion and foreign loans decreased ¥1.15 trillion. The decrease in domestic loans was mainly due to a decrease in our loans outstanding to the other industries, such as public services, banks and other financial institutions, and real estate segments, which decreased ¥2.30 trillion, ¥0.59 trillion, and ¥0.45 trillion, respectively. The decrease in foreign loans was mainly due to a decrease in demand for loans from the commercial and industrial segment during the six months ended September 30, 2010.

Allowance for Credit Losses, Nonperforming and Past Due Loans

The following table shows a summary of the changes in the allowance for credit losses for the fiscal year ended March 31, 2010 and for the six months ended September 30, 2009 and 2010:

	Fiscal year ended March 31,	Six months ended September 30,
	2010	2009	2010
	(in billions)
Balance at beginning of period	¥1,156.6	¥1,156.6	¥1,315.6
Provision for credit losses	647.8	381.2	186.3
Charge-offs:
Domestic	(401.9)	(236.0)	(191.6)
Foreign	(118.9)	(73.4)	(23.6)

Total	(520.8)	(309.4)	(215.2)
Recoveries	52.4	28.4	22.3

Net charge-offs	(468.4)	(281.0)	(192.9)
Others(1)	(20.4)	(1.8)	(14.7)

Balance at end of period	¥1,315.6	¥1,255.0	¥1,294.3

Note:

(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the six months ended September 30, 2009, and the fiscal year ended March 31, 2010, others include adjustments related to the transfer of a business by a subsidiary.

As previously discussed, the provision for credit losses for the six months ended September 30, 2010 was ¥186.3 billion, a decrease of ¥194.9 billion from ¥381.2 billion for the six months ended September 30, 2009. The decrease in the provision for credit losses was mainly due to the lower provision of allowance for specifically identified problem loans that was recorded for the six months ended September 30, 2010 than for the six months ended September 30, 2009, when we recorded a large provision for loan losses relating to a borrower in the transportation industry.

Charge-offs for the six months ended September 30, 2010 were ¥215.2 billion, a decrease of ¥94.2 billion from ¥309.4 billion for the six months ended September 30, 2009, primarily as a result of fewer bankruptcies than those in the same period of the previous fiscal year both in the domestic and foreign segments.

The total allowance for credit losses at September 30, 2010 was ¥1,294.3 billion, a decrease of ¥21.3 billion from ¥1,315.6 billion at March 31, 2010 as we recorded a provision for credit losses of ¥186.3 billion while we had net charge-offs of ¥192.9 billion, for the six months ended September 30, 2010.

The following table summarizes the allowance for credit losses by component at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions)
Allocated allowance:
Specific—specifically identified problem loans	¥770.3	¥791.5
Large groups of smaller-balance homogeneous loans	103.9	107.3
Loans exposed to specific country risk	0.8	0.8
Formula—substandard, special mention and other loans	423.0	365.4
Unallocated allowance	17.6	29.3

Total allowance	¥1,315.6	¥1,294.3

Allowance policy

Our credit rating system is closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and is used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

Change in total allowance and provision for credit losses

At September 30, 2010, the total allowance for credit losses was ¥1,294.3 billion, representing 1.49% of our total loan portfolio. At March 31, 2010, the total allowance for credit losses was ¥1,315.6 billion, representing 1.43% of our total loan portfolio. The increase in percentage of total allowance for credit losses against our total loan portfolio reflected the fact that the decrease in loan balance to normal borrowers was significantly larger than the decrease in problem loans, substandard and special mentioned loans, which required much higher allowance rates than those applied to loans to normal borrowers.

The total allowance at September 30, 2010 was ¥1,294.3 billion, a decrease of ¥21.3 billion from ¥1,315.6 billion at March 31, 2010 primarily as a result of a ¥5,572.9 billion decrease in our total loan balance to ¥86,613.0 billion at September 30, 2010 from ¥92,185.9 billion at March 31, 2010, which in turn lowered our provision for general reserves for loan losses.

During the six months ended September 30, 2010, there were no significant changes in our general allowance policy, which affected our allowance for credit losses for the period, resulting from directives, advice or counsel from governmental or regulatory bodies.

Allocated allowance for specifically identified problem loans

The allocated credit loss allowance for specifically identified problem loans represents the allowance against impaired loans required under the guidance on accounting by creditors for impairment of a loan. Impaired loans include certain nonaccrual loans and restructured loans. We generally discontinue the accrual of interest income on loans when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of our domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain banking subsidiaries abroad. Loans are classified as restructured loans when we grant a concession to borrowers for economic or legal reasons related to the borrowers’ financial difficulties.

Detailed reviews of impaired loans are performed after a borrower’s annual or semi-annual financial statements first become available. In addition, as part of an ongoing credit review process, our credit officers monitor changes in all customers’ creditworthiness, including bankruptcy, past due principal or interest, downgrades of external credit ratings, declines in the stock price, business restructuring and other events, and reassess our ratings of borrowers in response to such events. This credit monitoring process forms an integral part of our overall risk management process. An impaired loan is evaluated individually based on the present value of expected future cash flows discounted at the loan’s original effective interest rate, the loan’s estimated marketable price or the fair value of the collateral at the annual and semi-annual period end, if the loan is collateral-dependent as of a balance sheet date.

Based upon a review of the financial status of borrowers, our banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrowers’ request, including reductions in the stated interest rates, debt write-offs, and extensions of maturity dates. According to the policies of each of our banking subsidiaries, such modifications are made to mitigate the near-term burden of the loans to the borrowers and to better match the payment terms with the borrowers’ expected future cash flows or, in cooperation with other creditors, to reduce the overall debt burden of the borrowers so that they may normalize their operations, in each case to improve the likelihood that the loans will be repaid in accordance with the revised terms. The nature and amount of the concessions depend on the particular financial condition of each borrower. In principle, however, none of our banking subsidiaries modify the terms of loans to borrowers that are considered “Likely to Become Bankrupt,” “Virtually Bankrupt,” or “Bankrupt” under the self-assessment categories established by Japanese banking regulations because in these cases there is little likelihood that the modification of loan terms would enhance recovery of the loans.

The allowance for specifically identified problem loans as of September 30, 2010 was ¥791.5 billion, an increase of ¥21.2 billion from ¥770.3 billion as of March 31, 2010. The increase reflects the increase of the balance of impaired loans requiring impairment allowances, which increased from ¥1,465.1 billion at March 31, 2010 to ¥1,607.1 billion at September 30, 2010, mainly due to an impairment of loans to some of our large corporate borrowers both in the domestic and foreign segments.

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more

The following table summarizes nonaccrual and restructured loans, and accruing loans that are contractually past due 90 days or more as to principal or interest payments at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions, except percentages)
Nonaccrual loans:
Domestic:
Manufacturing	¥111.2	¥119.4
Construction	33.5	40.7
Real estate	214.4	177.2
Services	79.5	77.2
Wholesale and retail	135.5	156.2
Banks and other financial institutions	2.3	1.2
Communication and information services	73.6	71.6
Other industries	116.8	67.0
Consumer	355.0	337.4

Total domestic	1,121.8	1,047.9
Foreign	247.2	238.7

Total nonaccrual loans	1,369.0	1,286.6

Restructured loans:
Domestic:
Manufacturing	140.1	156.3
Construction	25.1	25.1
Real estate	56.8	70.9
Services	83.0	95.6
Wholesale and retail	89.1	108.6
Banks and other financial institutions	3.0	2.8
Communication and information services	24.0	25.6
Other industries	38.3	42.6
Consumer	105.6	223.4

Total domestic	565.0	750.9
Foreign	47.2	33.4

Total restructured loans	612.2	784.3

Accruing loans contractually past due 90 days or more:
Domestic	25.9	43.9
Foreign	0.5	0.5

Total accruing loans contractually past due 90 days or more	26.4	44.4

Total nonaccrual and restructured loans and accruing loans contractually past due 90 days or more	¥2,007.6	¥2,115.3

Total loans	¥92,185.9	¥86,613.0

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, as a percentage of total loans	2.18%	2.44%

Nonaccrual and restructured loans and accruing loans contractually past due 90 days or more increased ¥107.7 billion to ¥2,115.3 billion at September 30, 2010 from ¥2,007.6 billion at March 31, 2010. Similarly, the percentage of such nonperforming loans to total loans increased to 2.44% at September 30, 2010 from 2.18% at March 31, 2010.

Total nonaccrual loans were ¥1,286.6 billion at September 30, 2010, a decrease of ¥82.4 billion from ¥1,369.0 billion at March 31, 2010, mainly due to a decrease of ¥73.9 billion in domestic nonaccrual loans, while foreign nonaccrual loans decreased ¥8.5 billion. The decrease in domestic nonaccrual loans was mainly due to a decrease of ¥49.8 billion in the other industries segment and of ¥37.2 billion in the real estate segment, partially offset by an increase of ¥20.7 billion in the wholesale and retail segment. The decrease of ¥49.8 billion in the other industries segment is mainly attributable to a partial charge-off of a loan to a large borrower in the transportation segment.

Total restructured loans were ¥784.3 billion at September 30, 2010, an increase of ¥172.1 billion from ¥612.2 billion at March 31, 2010. The restructured loans set forth in the above table are current in accordance with the applicable restructured contractual terms. Domestic restructured loans increased ¥185.9 billion to ¥750.9 billion at September 30, 2010 from ¥565.0 billion at March 31, 2010 mainly due to increases in restructured loans in the consumer, wholesale and retail, and manufacturing segments. Restructured loans in the consumer segment increased ¥117.8 billion, those in the wholesale and retail segment increased ¥19.5 billion and those in the manufacturing segment increased ¥16.2 billion. The increase of ¥117.8 billion in the consumer segment is primarily due to an increasing number of restructuring in mortgage housing loans to individuals.

We from time to time provide additional loans, equity capital or other forms of support, including repayment extensions, reductions in applicable interest rates, forbearance of exercising our rights as a creditor, or forgiveness of loans, to borrowers classified as nonaccrual and restructured loans and accruing loans contractually past due 90 days or more, based on our internal policy, in order to facilitate their restructuring and revitalization efforts. We decide whether to grant additional financial support to those borrowers on a case by case basis. Factors that affect our decision include the prospects of those borrowers recovering their ability to service their debt to an extent where they are reasonably expected to be reclassified as normal borrowers in the future, as a result of an improvement in the operations and financial condition of those borrowers.

Impaired loans and Impairment allowance

Impaired loans include certain nonaccrual loans and restructured loans. The following table summarizes the balances of impaired loans and related impairment allowances at March 31, 2010 and September 30, 2010:

	March 31, 2010		September 30, 2010
	Loan balance	Impairment allowance	Loan balance	Impairment allowance
	(in billions except percentages)
Requiring an impairment allowance	¥1,465.1	¥770.3	¥1,607.1	¥791.5
Not requiring an impairment allowance(1)	360.8	—	336.2	—

Total(2)	¥1,825.9	¥770.3	¥1,943.3	¥791.5

Percentage of the allocated allowance to total impaired loans	42.2%		40.7%

Notes:

(1)	These loans do not require an allowance for credit losses under the guidance on accounting by creditors for impairment of a loan since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired in the amount of ¥14.5 billion and ¥3.7 billion at March 31, 2010 and September 30, 2010, respectively.

Impaired loans increased ¥117.4 billion from ¥1,825.9 billion at March 31, 2010 to ¥1,943.3 billion at September 30, 2010, mainly due to an increase in the balance of impaired loans requiring an impairment allowance, which increased from ¥1,465.1 billion at March 31, 2010 to ¥1,607.1 billion at September 30, 2010. This was mainly reflective of the fact that some of our large corporate borrowers both in the domestic and foreign segments requested restructuring of their debts during the period causing those loans to be classified as restructured loans and that restructuring of mortgage housing loans to individuals increased during the period.

The percentage of the allocated allowance to total impaired loans decreased 1.5 percentage points to 40.7% at September 30, 2010 from 42.2% at March 31, 2010. Such a decrease in percentage points was due to the fact that, while the balance of impaired loans increased ¥117.4 billion, a major part of the increase resulted from an increase in mortgage housing loans to individuals which generally requires a lower percentage of impairment allowance than that applicable to corporate loans and other types of consumer loans.

Allocated allowance for large groups of smaller-balance homogeneous loans

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans is focused on loss experience for the pools of loans rather than on an analysis of individual loans. Large groups of smaller- balance homogeneous loans primarily consist of first mortgage housing loans to individuals. The allowance for groups of performing loans is based on historical loss experience over a period. In determining the level of the allowance for delinquent groups of loans, we classify groups of homogeneous loans based on the risk rating and/or the number of delinquencies. We determine the credit loss allowance for delinquent groups of loans based on the probability of insolvency by the number of actual delinquencies and actual loss experience.

The allocated credit loss allowance for large groups of smaller-balance homogeneous loans was ¥107.3 billion at September 30, 2010, an increase of ¥3.4 billion from ¥103.9 billion at March 31, 2010.

Allocated allowance for country risk exposure

The allocated credit loss allowance for country risk exposure is based on an estimate of probable losses relating to the exposure to countries that we identify as having a high degree of transfer risk. The countries to which the allowance for country risk exposure relates are decided based on a country risk grading system used to assess and rate the transfer risk to individual countries. The allowance is generally determined based on a function of default probability and expected recovery ratios, taking external credit ratings into account.

The allocated allowance for country risk exposure remained around the same level at ¥0.8 billion at March 31, 2010 and September 30, 2010.

Formula allowance for substandard, special mention and unclassified loans

The formula allowance is calculated by applying estimated loss factors to outstanding substandard, special mention and unclassified loans. In evaluating the inherent loss for these loans, we rely on a statistical analysis that incorporates a percentage of total loans based on historical loss experience.

The formula allowance decreased ¥57.6 billion to ¥365.4 billion at September 30, 2010 from ¥423.0 billion at March 31, 2010, due to a combination of the decrease in the percentage of formula allowance to total loans from 0.46% at March 31, 2010 to 0.42% at September 30, 2010 and the decrease in the amount of total loans.

Each of our banking subsidiaries has computed the formula allowance based on estimated credit losses using a methodology defined by the credit rating system. Estimated losses inherent in the loan portfolio at the balance sheet date are calculated by multiplying the default ratio by the nonrecoverable ratio (determined as a complement of the recovery ratio). The default ratio is determined by each credit risk rating, taking into account the historical number of defaults of borrowers within each credit risk rating divided by the total number of borrowers within that credit risk rating existing at the beginning of the three-year observation period. The recovery ratio is mainly determined by the historical experience of collections against loans in default. The default ratio, the recovery ratio and other indicators are continually reviewed and improved to compute the formula allowance and the allowance for off-balance sheet instruments. In addition, an appropriate adjustment to the formula allowance and the allowance for off-balance sheet instruments, considering the risk of losses from large obligors and other credit risks, is examined and made by analyzing the difference between the allowance computed by multiplying the default ratio by the nonrecoverable ratio and the allowance calculated based on the loss experience ratio.

UNBC, our largest overseas subsidiary, calculates the formula allowance by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on their historical loss experience and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

•	loss factors for individually graded credits are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio; and

•

pooled loan loss factors (not individually graded loans) are based on expected net charge-offs. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and certain small commercial and commercial real estate loans.

Though there are a few technical differences in the methodology used for the formula allowance for credit losses as mentioned above, we examine the overall sufficiency of the formula allowance periodically by back-test comparison with the actual loss experience subsequent to the balance sheet date.

Unallocated allowance

The unallocated allowance is based on management’s evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which were considered to exist at the balance sheet date:

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in nonperforming loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	specific industry conditions within portfolio segments;

•	recent loss experience in particular segments of the portfolio;

•	duration of the current economic cycle;

•	bank regulatory examination results; and

•	findings of internal credit examination.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions are evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s estimate of the effect of such conditions may be reflected as a specific allowance. Where any of these conditions are not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management’s evaluation of the probable loss related to such conditions is reflected in the unallocated allowance.

The unallocated allowance increased ¥11.7 billion to ¥29.3 billion at September 30, 2010 from ¥17.6 billion at March 31, 2010.

Investment Portfolio

Our investment securities are primarily comprised of Japanese national government and Japanese government agency bonds, corporate bonds and marketable equity securities. Japanese national government and Japanese government agency bonds are mostly classified as securities available for sale. We also hold Japanese national government bonds which are classified as securities being held to maturity.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. However, given the recent weak financial market conditions, we have been reducing our investment in equity securities because we believe that from a risk management perspective, reducing the price fluctuation risk in our equity portfolio is imperative. As of March 31, 2010 and September 30, 2010, the aggregate value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier I capital.

Investment securities increased ¥2.66 trillion to ¥57.71 trillion at September 30, 2010 from ¥55.05 trillion at March 31, 2010 primarily due to a ¥3.87 trillion increase in Japanese national government and Japanese government agency bonds, partially offset by a ¥0.82 trillion decrease in marketable equity securities resulting primarily from the general decline in Japanese stock prices. Other investment securities, consisting of nonmarketable equity securities, were primarily carried at cost of ¥1.69 trillion and ¥1.67 trillion at March 31, 2010 and September 30, 2010, respectively, as their fair values were not readily determinable.

The following table shows information as to the amortized costs, net unrealized gains (losses) and estimated fair values of our investment securities available for sale and being held to maturity at March 31, 2010 and September 30, 2010:

	At March 31, 2010			At September 30, 2010
	Amortized cost	Estimated fair value	Net unrealized gains (losses)	Amortized cost	Estimated fair value	Net unrealized gains (losses)
	(in billions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,431.1	¥39,432.9	¥1.8	¥43,067.7	¥43,310.0	¥242.3
Japanese prefectural and municipal bonds	272.8	280.9	8.1	196.8	206.7	9.9
Foreign governments and official institutions bonds	1,340.8	1,345.2	4.4	1,378.2	1,399.3	21.1
Corporate bonds	3,394.3	3,474.7	80.4	3,225.6	3,316.1	90.5
Mortgage-backed securities	991.3	994.7	3.4	891.6	901.3	9.7
Asset-backed securities(1)	329.6	327.8	(1.8)	382.5	382.2	(0.3)
Other debt securities	1.0	1.0	—	1.0	1.0	—
Marketable equity securities	3,083.0	4,554.7	1,471.7	2,929.2	3,739.6	810.4

Total securities available for sale	¥48,843.9	¥50,411.9	¥1,568.0	¥52,072.6	¥53,256.2	¥1,183.6

Debt securities being held to maturity(2)	¥2,943.8	¥3,027.9	¥84.1	¥2,781.3	¥2,860.2	¥78.9

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.

(2)	See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on securities available for sale decreased ¥0.39 trillion to ¥1.18 trillion at September 30, 2010 from ¥1.57 trillion at March 31, 2010. This decrease primarily consisted of a ¥0.66 trillion decrease in net unrealized gains on marketable equity securities, partially offset by a ¥0.24 trillion increase in net unrealized gains on Japanese national government and Japanese government agency bonds. The decrease in net unrealized gains of ¥0.66 trillion on marketable equity securities was mainly due to the general decline in Japanese stock prices which unfavorably affected our holdings of Japanese equity securities.

The amortized cost of debt securities being held to maturity at September 30, 2010 decreased ¥0.16 trillion compared to the balance at March 31, 2010. The decrease was mainly due to a redemption of asset backed securities and a decrease in the value of debt securities being held to maturity due to foreign currency fluctuations mainly reflecting the appreciation of the Japanese yen against other foreign currencies.

Call loans, funds sold and receivables under resale agreements

Call loans, funds sold and receivables under resale agreements increased ¥1.50 trillion to ¥5.55 trillion at September 30, 2010 from ¥4.05 trillion at March 31, 2010. This increase was mainly due to an increase in reverse repo transactions and term repo transactions.

Interest-earning deposits in other banks

Interest-earning deposits in other banks decreased ¥0.60 trillion to ¥4.18 trillion at September 30, 2010 from ¥4.78 trillion at March 31, 2010. This decrease was mainly due to the negative impact of the appreciation of the Japanese yen against other currencies on our foreign currency denominated deposits in foreign branches and subsidiaries.

Trading account assets

Trading account assets increased ¥6.81 trillion to ¥34.47 trillion at September 30, 2010 from ¥27.66 trillion at March 31, 2010. This increase consisted of an increase of ¥3.29 trillion in trading securities and an increase of ¥3.51 trillion in trading derivative assets. The increase in trading securities was mainly due to an increase in foreign bonds, partially offset by a decrease in commercial paper. The increase in trading derivative assets was mainly due to an increase in the value of foreign currency swap and interest rate swap contracts reflecting increased volatility in foreign exchange and interest rates.

Receivables under securities borrowing transactions

Receivables under securities borrowing transactions decreased ¥2.04 trillion to ¥3.73 trillion at September 30, 2010 from ¥5.77 trillion at March 31, 2010. This decrease was mainly due to a decrease in the overall repo transaction volume during the six months ended September 30, 2010.

Deferred tax assets

Deferred tax assets decreased ¥0.13 trillion from ¥1.29 trillion at March 31, 2010 to ¥1.16 trillion at September 30, 2010. This decrease was primarily due to the utilization of net operating loss carryforwards against our taxable income for the six months ended September 30, 2010.

In December 2010, the Japanese Cabinet Office announced that it would submit tax reform proposals to the Diet for consideration and review. The tax reform proposals currently include, among other things, an approximately 5% reduction in the effective statutory rate of corporate income tax, a limitation on the use of net operating loss carryforwards to 80% of taxable income, and a two-year increase in the net operating loss carryforward period to a nine-year period. The proposals are subject to public and Diet review and discussion, and details in implementing the proposals remain uncertain. If enacted and implemented as currently proposed, the proposed tax reforms would affect our income tax expenses for future periods, and could also impact our recognition of deferred tax assets as we take into account the applicable tax laws in determining the appropriate level of deferred tax assets and valuation allowance.

Total liabilities

At September 30, 2010, total liabilities were ¥194.64 trillion, an increase of ¥3.66 trillion from ¥190.98 trillion at March 31, 2010, while trading account liabilities were ¥12.01 trillion at September 30, 2010, an increase of ¥3.32 trillion from ¥8.69 trillion at March 31, 2010, and call money, funds purchased, and payables under repurchase agreements were ¥16.02 trillion at September 30, 2010, an increase of ¥2.29 trillion from ¥13.73 trillion at March 31, 2010. The increases in trading account liabilities and call money, funds purchased, and payables under repurchase agreements were partially offset by decreases in long-term debt of ¥0.70 trillion, total balance of deposits of ¥0.60 trillion, and payables under securities lending transactions of ¥0.21 trillion.

Deposits

Deposits are our primary source of funds. Total balance of deposits decreased ¥0.60 trillion to ¥134.87 trillion at September 30, 2010 from ¥135.47 trillion at March 31, 2010. This decrease in total balance of deposits was mainly due to the negative impact of the appreciation of the Japanese yen against other currencies on our foreign currency denominated liabilities.

The balance of foreign deposits decreased ¥0.68 trillion to ¥22.06 trillion at September 30, 2010 from ¥22.74 trillion at March 31, 2010, while the balance of domestic deposits increased ¥0.08 trillion to ¥112.81 trillion at September 30, 2010 from ¥112.73 trillion at March 31, 2010. Within domestic deposits, the balance of interest-bearing deposits increased, partially in response to depositors’ preference to seek the safety of deposits at large financial institutions. The decrease in foreign deposits was mainly due to the negative impact of the appreciation of the Japanese yen against other currencies.

Short-term borrowings

We use short-term borrowings as a funding source and in managing our interest rate risk. To manage our interest rate risk, short-term borrowings are used in asset-liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥1.40 trillion to ¥26.42 trillion at September 30, 2010 from ¥25.02 trillion at March 31, 2010. This increase was mainly due to an increase in payable under repurchase agreements mainly resulting from an increase in foreign currency bonds as the volume of term-repo transactions increased, reflecting lower expectations in the market that interest rates would further decline in the future.

Long-term debt

Long-term debt decreased ¥0.70 trillion from ¥14.16 trillion at March 31, 2010 to ¥13.46 trillion at September 30, 2010. This decrease was mainly due to a decrease in subordinated debt.

Trading account liabilities

Trading account liabilities increased ¥3.32 trillion from ¥8.69 trillion at March 31, 2010 to ¥12.01 trillion at September 30, 2010. This increase was supported by multiple factors, such as an increase in interest rate and foreign currency swap transactions, resulting from weakened credits and currencies in European markets as well as increased volatility in interest rate spreads, and an increase in foreign exchange trading volumes.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. Due to our broad customer base in Japan and the depositors’ recent preference to seek the safety of deposits at large financial institutions, the average balance of our deposits increased from ¥130.0 trillion for the six months ended September 30, 2009 to ¥134.5 trillion for the six months ended September 30, 2010. As of September 30, 2010, our deposits exceeded our loans, net of allowance for credit losses, of ¥85.32 trillion, by ¥49.55 trillion. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥9.04 trillion, funded 70.4% of our average total assets of ¥203.91 trillion during the six months ended September 30, 2010.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to five years. Liquidity may also be provided by the sale of financial assets, including securities available for sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Total Equity

The following table presents a summary of our total equity at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions, except percentages)
Preferred stock	¥442.1	¥442.1
Common stock	1,643.2	1,644.1
Capital surplus	6,619.5	6,390.6
Retained earnings appropriated for legal reserve	239.6	239.6
Retained earnings (Accumulated deficit)	(18.1)	478.0
Accumulated other changes in equity from nonowner sources, net of taxes	(45.4)	(389.6)
Treasury stock, at cost	(14.0)	(9.8)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥8,866.9	¥8,795.0
Noncontrolling interests	235.9	345.4

Total equity	¥9,102.8	¥9,140.4

Ratio of total equity to total assets	4.55%	4.49%

Total equity increased ¥37.6 billion to ¥9,140.4 billion at September 30, 2010 from ¥9,102.8 billion at March 31, 2010. The ratio of total equity to total assets decreased 0.06 percentage points to 4.49% at September 30, 2010 from 4.55% at March 31, 2010. The increase in total equity at September 30, 2010 was principally attributable to an increase in retained earnings of ¥496.1 billion, an increase in noncontrolling interests of ¥109.5 billion, partially offset by a decrease in accumulated other changes in equity from nonowner sources, net of taxes, of ¥344.2 billion, and a decrease in capital surplus of ¥228.9 billion. The decrease in capital surplus was primarily due to the acquisition and cancellation of preferred stock in April 2010. The decrease in accumulated other changes in equity from nonowner sources, net of taxes, was primarily due to a decrease in unrealized gains on investment securities and a decrease in foreign currency translation adjustments.

Due to our holdings of a large amount of marketable Japanese equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, with respect to investment securities classified as available for sale at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥588.2	¥365.6
Accumulated net unrealized gains to total equity	6.46%	4.00%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can initiate mandatory actions by regulators that, if undertaken, could have a direct material effect on our unaudited condensed consolidated financial statements. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio closely and manage our operations in consideration of the capital ratio requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the US dollar and other foreign currencies and by general price levels of Japanese equity securities.

Mitsubishi UFJ Financial Group Ratios

The table below presents our consolidated total capital components, risk-weighted assets and risk-adjusted capital ratios at March 31, 2010 and September 30, 2010. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Financial Services Agency, or FSA. The percentages in the tables below are rounded down:

	March 31, 2010	September 30, 2010	Minimum capital ratios required
	(in billions, except percentages)
Capital components:
Tier I capital	¥10,009.6	¥10,194.2
Tier II capital includable as qualifying capital	4,449.6	3,990.7
Tier III capital includable as qualifying capital	—	—
Deductions from total qualifying capital	(467.4)	(763.2)

Total risk-based capital	¥13,991.8	¥13,421.7

Risk-weighted assets	¥94,081.3	¥88,054.4
Capital ratios:
Tier I capital	10.63%	11.57%	4.00%
Total risk-adjusted capital	14.87	15.24	8.00

Our Tier I capital ratio and total risk-adjusted capital ratio at September 30, 2010 were 11.57% and 15.24%, respectively. The increase in Tier I capital ratio resulted from an improvement in retained earnings and a decrease in risk-weighted assets as our loan balance decreased.

Under our financial holding company status in the United States, we are also subject to additional regulatory requirements. For example, each of our banking subsidiaries with operations in the United States must be “well capitalized,” meaning a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%.

For a description of transactions that occurred after September 30, 2010 that affect our capital ratios, see “Recent Developments.”

In July, September and December 2010, the Basel Committee on Banking Supervision announced and provided some details about new capital and liquidity standards for global financial institutions that would raise the level of minimum capital requirements including an introduction of capital conservation buffer of 2.5%, bringing the Common Equity Tier I requirement to 7% in the end. Although many aspects of the standards are not yet determined, the Japanese capital ratio framework is expected to be revised in substantial conformity with the new framework, thereby imposing likely more stringent requirements than currently applicable to financial institutions.

Capital Ratios of Our Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios of BTMU and MUTB at March 31, 2010 and September 30, 2010. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from their consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the tables below are rounded down:

	March 31, 2010	September 30, 2010	Minimum capital ratios required
Consolidated capital ratios:
BTMU
Tier I capital	10.84%	11.38%	4.00%
Total risk-adjusted capital	15.54	15.77	8.00
MUTB
Tier I capital	12.47	13.77	4.00
Total risk-adjusted capital	16.02	17.28	8.00

Stand-alone capital ratios:
BTMU
Tier I capital	11.59	12.13	4.00
Total risk-adjusted capital	16.34	16.63	8.00
MUTB
Tier I capital	12.09	13.41	4.00
Total risk-adjusted capital	16.10	17.40	8.00

At September 30, 2010, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of UNBC and Union Bank, both subsidiaries of BTMU, at December 31, 2009 and June 30, 2010:

	December 31, 2009	June 30, 2010	Minimum capital ratios required	Ratio OCC requires to be “well capitalized”
UNBC:
Tier I capital (to risk-weighted assets)	11.82%	11.95%	4.00%	—
Tier I capital (to quarterly average assets)(1)	9.45	9.23	4.00	—
Total capital (to risk-weighted assets)	14.54	14.64	8.00	—
Union Bank:
Tier I capital (to risk-weighted assets)	11.39%	10.98%	4.00%	6.00%
Tier I capital (to quarterly average assets)(1)	9.05	8.47	4.00	5.00
Total capital (to risk-weighted assets)	13.73	13.31	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, at June 30, 2010, UNBC and Union Bank met all capital adequacy requirements to which they were subject.

At December 31, 2009 and June 30, 2010, the Office of the Comptroller of the Currency, or OCC, categorized Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” Union Bank must maintain minimum ratios of Total capital and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (the Leverage ratio) as set forth in the table. There are no conditions or events since June 30, 2010 that would cause management to believe Union Bank’s category has changed.

Capital Adequacy Ratio of MUMSS

On April 1, 2010, MUS became an intermediate holding company and was renamed as Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, whose operating subsidiary succeeded to the former MUS’s domestic operations and, on May 1, 2010, succeeded to the investment banking operations conducted in Japan by Morgan Stanley Japan Securities Co., Ltd. and was renamed as Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS. MUMSS is required to meet the capital adequacy ratios.

At March 31, 2010 and September 30, 2010, MUMSS’ capital accounts less certain fixed assets of ¥505.7 billion and ¥451.9 billion represented 347.3% and 366.3% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Law of Japan. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, commitments to extend credit and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these contracts expire without being drawn down, the total contractual or notional amounts of these contracts do not necessarily represent our future cash requirements. See Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such contracts.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are variable interest entities, or VIEs. See Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2010 is presented in the table below. The total amount of VaR and the VaR of each risk categories except foreign exchange as of September 30, 2010 were lower than those at March 31, 2010.

	VaR for Trading Activities (April 2010—September 2010)
Risk category	Daily avg.	High	Low	September 30, 2010	March 31, 2010
	(in billions)
Interest rate	¥15.51	¥18.76	¥12.80	¥15.10	¥18.08
Of which, Japanese yen	8.72	13.51	5.27	8.36	11.61
Of which, US dollar	8.67	11.78	6.90	7.93	11.31
Foreign exchange	3.42	7.64	0.29	5.88	4.05
Equities	1.97	3.62	0.89	1.17	1.94
Commodities	0.52	1.04	0.22	0.44	0.61
Diversification effect	(6.28)	—	—	(8.44)	(7.62)

Total	¥15.14	¥18.26	¥12.15	¥14.15	¥17.06

Note:	Based on a 10-day holding period, with a confidence interval of 99% based on 701 business days of historical data. The highest and lowest VaR were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

Our daily average VaR by quarter in the six months ended September 30, 2010 was as follows:

Quarter	Daily average VaR
April–June 2010	¥15.73 billion
July–September 2010	¥14.55 billion

Quantitative market risks fluctuated throughout the April–September 2010 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2010, with positive trading-related revenue recorded for 100 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 42 days of positive revenue and 4 days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which estimated quantitative risks are compared with actual realized and unrealized losses to verify the accuracy of our VaR measurement model. The actual losses never exceeded VaR on our trading days in our backtesting of 250 trading days ended September 30, 2010.

Stress Testing.    We calculate, on a daily basis, the predicted losses of our current positions in each market sector, applying the worst ten-day change recorded during the observation period of 701 business days. As of September 30, 2010, we held a total trading activity position of ¥34.1 billion of predicted losses as compared to ¥35.5 billion as of March 31, 2010.

VaR for Non-Trading Activities.    The VaR for our total non-trading activities as of September 30, 2010, excluding market risks related to our strategic equity portfolio and measured using the same standard as used for trading activities, was ¥543.0 billion, a ¥87.3 billion increase from March 31, 2010. In the six months ended September 30, 2010, market risks related to interest rate increased ¥94.8 billion, and risk related to equities decreased ¥24.6 billion.

Based on a simple summation of the figures across the risk categories, interest rate risks accounted for approximately 81% of our total non-trading activity market risks, consisting of interest rate risk, foreign exchange rate risk, equities risk and commodities risk. In the six months ended September 30, 2010, the daily average interest rate VaR totaled ¥487.9 billion, with the highest recorded VaR being ¥553.5 billion and the lowest being ¥424.9 billion.

Our daily average interest rate VaR by quarter in the six months ended September 30, 2010 was as follows:

Quarter	Daily average VaR
April–June 2010	¥455.6 billion
July–September 2010	¥519.6 billion

Comparing the proportion of each currency’s interest rate VaR to the total interest VaR as of September 30, 2010 against that as of March 31, 2010, there were a three percentage point increase in Japanese yen from 35% to 38% and a one percentage point decrease in US dollars from 51% to 50%, and a two percentage point decrease in Euro from 12% to 10%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2010	September 30, 2010
	(in millions)
Assets:
Cash and due from banks	¥2,862,523	¥2,930,622
Interest-earning deposits in other banks (including ¥10,201 million at March 31, 2010 and ¥15,258 million at September 30, 2010 measured at fair value under fair value option)	4,780,861	4,182,942
Call loans, funds sold, and receivables under resale agreements (including ¥30,832 million at March 31, 2010 and ¥31,433 million at September 30, 2010 measured at fair value under fair value option)	4,051,942	5,555,887
Receivables under securities borrowing transactions	5,770,044	3,726,110
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥8,712,347 million at March 31, 2010 and ¥11,162,120 million at September 30, 2010) (including ¥8,918,156 million at March 31, 2010 and ¥12,062,127 million at September 30, 2010 measured at fair value under fair value option)	27,663,076	34,471,562
Investment securities:
Securities available for sale—carried at estimated fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥4,107,734 million at March 31, 2010 and ¥1,276,146 million at September 30, 2010)	50,411,876	53,256,193
Securities being held to maturity—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥566,313 million at March 31, 2010 and ¥682,344 million at September 30, 2010) (estimated fair value of ¥3,027,921 million at March 31, 2010 and ¥2,860,223 million at September 30, 2010)	2,943,801	2,781,284
Other investment securities	1,690,838	1,674,508

Total investment securities	55,046,515	57,711,985

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥3,476,841 million at March 31, 2010 and ¥3,400,816 million at September 30, 2010)	92,185,910	86,612,964
Allowance for credit losses	(1,315,615)	(1,294,271)

Net loans	90,870,295	85,318,693

Premises and equipment—net	995,167	972,788
Accrued interest	240,267	251,603
Customers’ acceptance liability	49,143	61,437
Intangible assets—net	1,116,117	1,052,858
Goodwill	381,498	377,136
Deferred tax assets	1,287,611	1,157,671
Other assets	4,969,338	6,009,535

Total assets	¥200,084,397	¥203,780,829

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks		¥27,299
Interest-earning deposits in other banks		16,126
Trading account assets		1,177,780
Investment securities		450,832
Loans		7,221,196
All other assets		326,179

Total assets of consolidated VIEs		¥9,219,412

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

	March 31, 2010	September 30, 2010
	(in millions)
Liabilities and Equity:
Deposits:
Domestic offices:
Non-interest-bearing	¥15,201,298	¥14,562,600
Interest-bearing	97,526,535	98,252,191
Overseas offices, principally interest-bearing	22,744,663	22,055,496

Total deposits	135,472,496	134,870,287

Call money, funds purchased, and payables under repurchase agreements	13,730,480	16,021,287
Payables under securities lending transactions	3,633,891	3,416,135
Due to trust account and other short-term borrowings (including ¥4,506 million at March 31, 2010 and ¥3,652 million at September 30, 2010 measured at fair value under fair value option)	7,656,967	6,986,725
Trading account liabilities	8,688,826	12,013,778
Obligations to return securities received as collateral	3,229,321	3,245,276
Bank acceptances outstanding	49,143	61,437
Accrued interest	218,117	194,514
Long-term debt (including ¥615,618 million at March 31, 2010 and ¥593,392 million at September 30, 2010 measured at fair value under fair value option)	14,162,424	13,458,398
Other liabilities	4,139,892	4,372,590

Total liabilities	190,981,557	194,640,427

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock—aggregate liquidation preference of ¥640,001 million at March 31, 2010 and ¥390,001 million at September 30, 2010, with no stated value	442,100	442,100
Common stock—authorized, 33,000,000,000 shares; issued, 14,148,414,920 shares at March 31, 2010 and 14,150,766,520 shares at September 30, 2010, with no stated value	1,643,238	1,644,095
Capital surplus	6,619,525	6,390,575
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	(18,127)	477,977
Accumulated other changes in equity from nonowner sources, net of taxes	(45,435)	(389,582)
Treasury stock, at cost—21,069,229 common shares at March 31, 2010 and 12,348,725 common shares at September 30, 2010	(13,954)	(9,772)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,866,918	8,794,964
Noncontrolling interests	235,922	345,438

Total equity	9,102,840	9,140,402

Total liabilities and equity	¥200,084,397	¥203,780,829

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Deposits		¥—
Other short-term borrowings		28,356
Long-term debt		1,801,820
All other liabilities		179,112

Total liabilities of consolidated VIEs		¥2,009,288

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions)
Interest income:
Loans, including fees	¥1,025,906	¥855,653
Deposits in other banks	14,771	13,321
Investment securities	234,699	248,745
Trading account assets	159,225	148,057
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	21,974	25,579

Total	1,456,575	1,291,355

Interest expense:
Deposits	196,132	137,690
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	38,424	32,163
Due to trust account, other short-term borrowings, and trading account liabilities	39,198	28,194
Long-term debt	140,478	143,972

Total	414,232	342,019

Net interest income	1,042,343	949,336
Provision for credit losses	381,196	186,314

Net interest income after provision for credit losses	661,147	763,022

Non-interest income:
Fees and commissions	566,403	557,613
Foreign exchange gains—net	235,210	175,107
Trading account profits—net	472,027	486,017
Investment securities gains—net(1)	86,617	105,841
Equity in losses of equity method investees	(84,126)	(21,223)
Other non-interest income	75,719	72,389

Total	1,351,850	1,375,744

Non-interest expense:
Salaries and employee benefits	460,162	437,698
Occupancy expenses—net	82,483	80,659
Fees and commission expenses	97,530	102,947
Outsourcing expenses, including data processing	106,134	97,454
Depreciation of premises and equipment	55,349	48,471
Amortization of intangible assets	110,755	109,881
Impairment of intangible assets	9,239	16,363
Insurance premiums, including deposit insurance	56,969	56,513
Communications	28,956	27,253
Taxes and public charges	35,533	33,450
Impairment of goodwill	460	—
Other non-interest expenses	213,091	163,218

Total	1,256,661	1,173,907

Income before income tax expense	756,336	964,859
Income tax expense	327,836	375,936

Net income before attribution of noncontrolling interests	428,500	588,923
Net income (loss) attributable to noncontrolling interests	8,180	(2,608)

Net income attributable to Mitsubishi UFJ Financial Group	¥420,320	¥591,531

Income allocable to preferred shareholders:
Cash dividends paid	¥9,708	¥11,970

Net income available to common shareholders of Mitsubishi UFJ Financial Group	¥410,612	¥579,561

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
	2009	2010
	(in Yen)
Earnings per share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	35.29	41.01
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	35.22	40.92

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
	2009	2010
	(in millions)
Decline in fair value	¥13,456	¥10,834
Other changes in equity from nonowner sources—net	1,046	1,717

Total credit losses	¥14,502	¥12,551

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

from Nonowner Sources (Unaudited)

	Gains (Losses), Net of Income Taxes
	Six months ended September 30,
	2009	2010
	(in millions)
Net income before attribution of noncontrolling interests	¥428,500	¥588,923

Other changes in equity from nonowner sources:
Net unrealized holding gains (losses) on investment securities (including unrealized gains of ¥620 million and ¥1,019 million, net of tax, related to debt securities with credit component realized in earnings in 2009 and 2010)	570,753	(158,765)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(53,792)	(62,783)

Total	516,961	(221,548)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	2,877	(640)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(3,795)	(2,171)

Total	(918)	(2,811)

Pension liability adjustments	13,729	(31,197)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	15,316	3,914

Total	29,045	(27,283)

Foreign currency translation adjustments	68,122	(102,898)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	2,834	8,947

Total	70,956	(93,951)

Total changes in equity from nonowner sources	1,044,544	243,330

Net income (loss) attributable to noncontrolling interests	8,180	(2,608)
Other changes in equity from nonowner sources attributable to noncontrolling interests	5,154	(1,016)

Total changes in equity from nonowner sources attributable to Mitsubishi UFJ Financial Group	¥1,031,210	¥246,954

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions)
Preferred stock:
Balance at beginning of period	¥442,100	¥442,100

Balance at end of period	¥442,100	¥442,100

Common stock:
Balance at beginning of period	¥1,127,552	¥1,643,238
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	857

Balance at end of period	¥1,127,552	¥1,644,095

Capital surplus:
Balance at beginning of period	¥6,095,820	¥6,619,525
Stock-based compensation	789	(397)
Conversion of preferred stock to common stock by a subsidiary	(641)	—
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	—	856
Redemption of Class 3 preferred stock (Note 7)	—	(250,000)
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with securities joint venture (Note 17)	—	20,550
Other—net	22	41

Balance at end of period	¥6,095,990	¥6,390,575

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings (Accumulated deficit):
Balance at beginning of period	¥(845,778)	¥(18,127)
Net income attributable to Mitsubishi UFJ Financial Group	420,320	591,531
Cash dividends:
Common stock—¥5.00 in 2009 and ¥6.00 in 2010 per share	(58,232)	(84,778)
Preferred stock (Class 3)—¥30.00 in 2009 and 2010 per share	(3,000)	(3,000)
Preferred stock (Class 5)—¥43.00 in 2009 and ¥57.50 in 2010 per share	(6,708)	(8,970)
Losses on sales of shares of treasury stock	(44)	(76)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 13)	—	1,408
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	118,210	—
Other—net	(42)	(11)

Balance at end of period	¥(375,274)	¥477,977

Accumulated other changes in equity from nonowner sources, net of taxes:
Balance at beginning of period	¥(813,695)	¥(45,435)
Net change during the period	610,890	(344,577)
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 13)	—	430
Effect of adopting new guidance on recognition and presentation of other-than-temporary impairments (Note 1)	(118,210)	—

Balance at end of period	¥(321,015)	¥(389,582)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
	2009	2010
	(in millions)
Treasury stock:
Balance at beginning of period	¥(10,675)	¥(13,954)
Purchases of shares of treasury stock	(1,605)	(250,052)
Sales of shares of treasury stock	1,056	1,105
Redemption of shares of treasury stock	—	250,000
Net decrease (increase) resulting from changes in voting interests in its consolidated subsidiaries and affiliated companies	(12)	79
Net decrease resulting from exclusion of consolidated investment trust variable interest entities	—	3,050

Balance at end of period	¥(11,236)	¥(9,772)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥7,197,688	¥8,794,964

Noncontrolling interests:
Balance at beginning of period	¥232,225	¥235,922
Initial origination of noncontrolling interests	27,851	12,405
Transactions between noncontrolling interest shareholders and the related consolidated subsidiaries	2,669	7,480
Decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation	(10,332)	(49,059)
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with securities joint venture (Note 17)	—	127,270
Net income (loss) attributable to noncontrolling interests	8,180	(2,608)
Dividends paid to noncontrolling interests	(3,685)	(3,995)
Other changes in equity from nonowner sources, net of taxes:
Net unrealized holding gains on investment securities	3,387	1,174
Reclassification adjustment for losses (gains) included in net income (loss) attributable to noncontrolling interests in relation to net unrealized holding gains (losses) on investment securities	(132)	72
Pension liability adjustments	63	(539)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to pension liability adjustments	74	6
Foreign currency translation adjustments	1,762	(1,755)
Reclassification adjustment for losses included in net income (loss) attributable to noncontrolling interests in relation to foreign currency translation adjustments	—	26
Effect of adopting new guidance on consolidation of certain variable interest entities (Note 13)	—	19,551
Other—net	1,120	(512)

Balance at end of period	¥263,182	¥345,438

Total equity	¥7,460,870	¥9,140,402

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
	2009	2010
	(in millions)
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥428,500	¥588,923
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	166,104	158,352
Impairment of intangible assets	9,239	16,363
Provision for credit losses	381,196	186,314
Investment securities gains—net	(86,617)	(105,841)
Foreign exchange gains—net	(548,310)	(125,367)
Equity in losses of equity method investees	84,126	21,223
Provision for deferred income tax expense	290,256	326,360
Decrease (increase) in trading account assets, excluding foreign exchange contracts	1,182,302	(3,410,543)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	(1,088,452)	3,097,267
Decrease (increase) in accrued interest receivable and other receivables	115,369	(3,091)
Increase (decrease) in accrued interest payable and other payables	(58,119)	63,571
Net increase in accrued income taxes and decrease in income tax receivables	3,358	2,573
Other—net	105,667	(151,529)

Net cash provided by operating activities	984,619	664,575

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities available for sale (including proceeds from securities under fair value option)	68,457,202	50,782,739
Purchases of investment securities available for sale (including purchases of securities under fair value option)	(76,745,773)	(58,493,412)
Proceeds from maturities of investment securities being held to maturity	38,106	89,450
Purchases of investment securities being held to maturity	(262,405)	(82,243)
Proceeds from sales of other investment securities	97,295	12,055
Purchases of other investment securities	(373,976)	(3,510)
Net decrease in loans	4,760,229	4,154,323
Net decrease (increase) in interest-earning deposits in other banks	(1,339,542)	286,938
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	593,866	258,062
Capital expenditures for premises and equipment	(65,581)	(41,993)
Purchases of intangible assets	(86,456)	(73,214)
Proceeds from sales of consolidated VIEs and subsidiaries—net	15,835	21,398
Other—net	(45,699)	(8,824)

Net cash used in investing activities	(4,956,899)	(3,098,231)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
	2009	2010
	(in millions)
Cash flows from financing activities:
Net increase in deposits	4,517,853	26,533
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	603,043	3,092,476
Net decrease in due to trust account	(35,092)	(42,516)
Net increase (decrease) in other short-term borrowings	(1,968,407)	320,450
Proceeds from issuance of long-term debt	2,283,392	1,219,585
Repayments of long-term debt	(1,458,041)	(1,739,962)
Proceeds from sales of treasury stock	79	645
Payments for acquisition of preferred stock	—	(250,000)
Dividends paid	(67,837)	(96,574)
Other—net	100,327	(5,522)

Net cash provided by financing activities	3,975,317	2,525,115

Effect of exchange rate changes on cash and cash equivalents	9,185	(23,360)

Net increase in cash and cash equivalents	12,222	68,099
Cash and cash equivalents at beginning of period	3,071,252	2,862,523

Cash and cash equivalents at end of period	¥3,083,474	¥2,930,622

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥440,647	¥374,321
Income taxes, net of refunds	34,222	47,003
Non-cash investing and financing activities:
Obtaining assets by entering into capital lease	2,834	2,666
Transfer to investment securities being held to maturity from investment securities available for sale (Note 2)	111,895	—

Exchange of ownership interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. for equity investment in Morgan Stanley MUFG Securities, Co., Ltd. in connection with securities joint venture (Note 17):

Noncontrolling interest in Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd.	—	127,270
Capital surplus	—	20,550
Adoption of new guidance on consolidation of certain variable interest entities (Note 13):
Increase in total assets, excluding cash and cash equivalents	—	237,008
Increase in total liabilities	—	214,887
Union Bank’s acquisitions (Note 4):
Fair value of assets acquired	—	322,339
Fair value of liabilities assumed	—	328,358

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). See Note 17 for more information on securities joint venture with Morgan Stanley. Through MUFG’s subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provides related services to individual and corporate customers. See Note 14 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. Such condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and variable interest entities (“the MUFG Group”) and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of amounts involved to conform with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2010. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under US GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes

Recognition and Presentation of Other-Than-Temporary Impairments—In April 2009, the FASB staff issued guidance, which amends the other than temporary impairment model for debt securities. This guidance requires an entity to recognize an other than temporary impairment of a debt security if the entity has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. In addition, this guidance requires an entity to recognize the credit component of an other than temporary impairment of a debt security in earnings and the noncredit component in accumulated other changes in equity from nonowner sources when the entity does not intend to sell the debt security and if it is more likely than not that the entity will not be required to sell the debt security before recovery of its amortized cost basis. This guidance also requires additional disclosures, such as the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other than temporarily impaired by major security types. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The MUFG Group adopted this guidance on April 1, 2009. The cumulative effect of the change included a decrease in the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

opening balance of accumulated deficit at April 1, 2009 of ¥118,210 million, net of taxes with a corresponding adjustment to accumulated other changes in equity from nonowner sources. See Note 2 for a further discussion on this guidance.

Amendment of Accounting for Transfers of Financial Assets—In June 2009, the FASB issued new guidance which clarifies the application of certain derecognition concepts and eliminates the concept of a qualifying special purpose entity. The guidance also clarifies the concept of “surrendered control” to consider any continuing involvement with the transferred assets regardless of when the terms were agreed. In addition, the guidance introduces the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. Finally, the guidance eliminated certain alternatives with respect to initial recognition and measurement and replaced them with a requirement that a transferor recognize and initially measure all assets obtained including a transferor’s beneficial interest and liabilities incurred as a result of a transfer of financial assets accounted for as a sale, at fair value. This guidance is effective for the first annual reporting period beginning after November 15, 2009, and interim periods within that year, with early application prohibited. The MUFG Group adopted this guidance on April 1, 2010, which had no impact on its financial position and results of operations. See Note 3 for details of the additional disclosures required by this guidance.

Amendment of Accounting for Consolidation of Variable Interest Entities—In June 2009, the FASB issued new guidance which amends the accounting for consolidation of variable interest entities (“VIEs”). This guidance changes the current guidance by modifying the characteristics for assessing a primary beneficiary to include entities that have the power to direct the activities of the variable interest entity which significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity. The primary beneficiary determination must be reassessed on an ongoing basis. In addition, this guidance amends the identification of variable interest entities by eliminating the scope exception for qualified special purpose entities and adding an additional reconsideration event for determining whether an entity is a variable interest entity. This guidance is effective from April 1, 2010 for the MUFG Group.

In February 2010, the FASB issued further guidance which defers the requirements of the consolidation guidance for determining beneficiary of variable interest entities for certain investment funds including mutual funds, private equity funds, hedge funds, venture capital funds, mortgage real estate investment funds, and certain real estate investment funds.

The MUFG Group has elected to apply the new guidance above prospectively. Accordingly, prior periods have not been restated. See Note 13 for more information of disclosures required by the guidance.

Disclosure about Fair Value Measurements—In January 2010, the FASB issued new guidance which requires a new disclosure and clarifies existing disclosure requirements on fair value measurements. The guidance requires additional disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and activity in Level 3 fair value measurement. This guidance also clarifies existing disclosure requirements regarding level of disaggregation and valuation inputs and techniques. This guidance is effective for interim and annual reporting period beginning after December 15, 2009, except for the disclosure of the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for interim and annual reporting beginning after December 15, 2010 with early application permitted. The MUFG Group adopted this guidance on April 1, 2010, except for the disclosure in regard to the Level 3 activity, which had no impact on its financial position and results of operations.

Amendment of Accounting for Impaired Loans when the Pool of Loans is Accounted for as a Single Asset—In April 2010, the FASB issued new guidance which amends the accounting for modifications of loans that are acquired with evidence of credit deterioration and accounted for as a pool. The amendment provides that modifications of such loans, which are acquired with evidence of credit deterioration and accounted for as a pool,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loans are included is impaired if expected cash flows for the pool change. No additional disclosures are required as a result of this guidance. This guidance is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010, with early application permitted. Upon initial adoption of the guidance, an entity may make a one-time election to terminate accounting for loans as a pool. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The MUFG Group adopted this guidance on April 1, 2010, which had no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Amendments to Accounting Scope of Embedded Credit Derivatives—In March 2010, the FASB issued new guidance which clarifies the scope exception related to embedded credit derivatives. This guidance addresses how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that are exempt from potential bifurcation and separate accounting requirement. This guidance is effective for the first interim reporting period beginning after June 15, 2010 with early application permitted at the beginning of the first interim reporting period beginning after the issuance of this new guidance. In initially adopting this new guidance, an entity may elect the fair value option for any investment in a beneficial interest in a securitized financial asset. The election of the fair value option is irrevocable and should be determined on an instrument-by-instrument basis at the beginning of the reporting period of initial adoption. The MUFG Group has not completed the study of what effect this guidance will have on its financial position and results of operations.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses—In July 2010, the FASB issued new guidance which requires additional disclosures and amends existing disclosure requirements on allowances for credit losses and the credit quality of financial receivables. The guidance requires additional disclosures on credit quality indicators of financing receivables, aging of past due financing receivables, nature and extent of troubled debt restructuring and modifications, and significant purchases and sales of financing receivables on a disaggregate basis. Existing guidance is amended to require disclosure of financing receivables on a more disaggregated basis. This guidance will be required for interim and annual reporting periods ending on or after December 15, 2010. Specific items regarding activity that occurs during a reporting period, such as the allowance roll-forward and modification disclosures will be required for interim and annual reporting periods beginning on or after December 15, 2010.

In January 2011, the FASB decided to defer the effective date for disclosures about troubled debt restructurings (“TDR”s) by creditors until the FASB finalizes its project on determining what constitutes a TDR for a creditor. This does not defer the effective date of the other disclosure requirements within the new guidance.

The new guidance will only affect the MUFG Group’s disclosures about the credit quality of financing receivables and allowances for credit losses, and will not affect its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

2.    INVESTMENT SECURITIES

The amortized costs, gross unrealized gains and losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2010 and September 30, 2010 were as follows:

At March 31, 2010:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥39,431,089	¥63,871	¥62,099		¥39,432,861
Japanese prefectural and municipal bonds	272,829	8,148	77		280,900
Foreign governments and official institutions bonds	1,340,750	8,882	4,406		1,345,226
Corporate bonds	3,394,320	88,762	8,434		3,474,648
Residential mortgage-backed securities	934,203	16,004	8,796		941,411
Commercial mortgage-backed securities	57,098	2	3,805		53,295
Asset-backed securities	329,590	773	2,545		327,818
Other debt securities	1,037	—	—		1,037
Marketable equity securities	3,082,948	1,477,616	5,884		4,554,680

Total	¥48,843,864	¥1,664,058	¥96,046		¥50,411,876

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,076,900	¥17,250	¥—		¥1,094,150
Japanese prefectural and municipal bonds	42,348	585	—		42,933
Foreign governments and official institutions bonds	607,558	8,309	300		615,567
Corporate bonds	127,369	2,280	—		129,649
Asset-backed securities	1,086,788	56,245	253	(1)	1,142,780
Other debt securities	2,838	4	—		2,842

Total	¥2,943,801	¥84,673	¥553		¥3,027,921

Note:	(1)	UnionBanCal Corporation (“UNBC”) reclassified collateralized loan obligations (“CLOs”), which totaled ¥111,895 million at fair value, from securities available for sale to securities being held to maturity during the fiscal year ended March 31, 2010. As a result of the reclassification, the unrealized losses at the date of transfer remained in accumulated other changes in equity from nonowner sources in the accompanying condensed consolidated balance sheets was ¥48,914 million before taxes at March 31, 2010 and not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2010:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥43,067,755	¥270,550	¥28,277	¥43,310,028
Japanese prefectural and municipal bonds	196,779	9,956	—	206,735
Foreign governments and official institutions bonds	1,378,248	21,320	274	1,399,294
Corporate bonds	3,225,551	95,176	4,626	3,316,101
Residential mortgage-backed securities	845,486	17,754	4,950	858,290
Commercial mortgage-backed securities	46,137	4	3,177	42,964
Asset-backed securities	382,493	499	747	382,245
Other debt securities	972	—	—	972
Marketable equity securities	2,929,158	905,344	94,938	3,739,564

Total	¥52,072,579	¥1,320,603	¥136,989	¥53,256,193

Securities being held to maturity:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,074,139	¥12,904	¥—	¥1,087,043
Japanese prefectural and municipal bonds	32,629	370	—	32,999
Foreign governments and official institutions bonds	595,639	10,647	986	605,300
Corporate bonds	122,513	1,800	—	124,313
Asset-backed securities	953,609	54,957	757	1,007,809
Other debt securities	2,755	4	—	2,759

Total	¥2,781,284	¥80,682	¥1,743	¥2,860,223

Investment securities other than securities available for sale or being held to maturity (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥1,655,812 million and ¥1,642,218 million at March 31, 2010 and September 30, 2010, respectively, because their fair values were not readily determinable. A considerable portion of these balances consists of preferred equity securities. The MUFG Group periodically monitors the status of each investee including the credit ratings and changes in the MUFG Group’s share of net assets in the investees as compared with its shares at the time of investment, or utilizes commonly accepted valuation models for certain nonmarketable equity securities issued by public companies which are convertible to marketable common stock in the future, to determine if impairment losses exist. The impairment losses recognized on these nonmarketable securities were ¥18,872 million and ¥2,178 million at September 30, 2009 and 2010, respectively.

The impairment of cost-method investments is not evaluated when valuation models are not applicable if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. Accordingly, the MUFG Group did not estimate the fair value of such investments which had aggregated cost of ¥532,419 million and ¥518,984 million at March 31, 2010 and September 30, 2010, respectively, since it was not practical. Investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers presented in Other investment securities were carried at fair value of ¥35,026 million and ¥32,290 million at March 31, 2010 and September 30, 2010, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

See Note 15 for the methodologies and assumptions used to estimate the fair values.

The amortized cost and estimated fair values of debt securities being held to maturity and the estimated fair values of debt securities available for sale at September 30, 2010 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final maturities.

	Held to maturity		Available for sale
	Amortized cost	Estimated fair value	Estimated fair value
	(in millions)
Due in one year or less	¥725,567	¥731,013	¥11,255,769
Due from one year to five years	1,117,318	1,137,783	31,135,276
Due from five years to ten years	354,391	379,242	3,089,192
Due after ten years	584,008	612,185	4,036,392

Total	¥2,781,284	¥2,860,223	¥49,516,629

For the six months ended September 30, 2009 and 2010, gross realized gains on sales of investment securities available for sale were ¥162,773 million and ¥176,027 million, respectively, and gross realized losses on sales of investment securities available for sale were ¥29,068 million and ¥10,206 million, respectively.

For the six months ended September 30, 2009 and 2010, losses resulting from impairment of investment securities to reflect the decline in value considered to be other than temporary were ¥77,073 million and ¥73,817 million, respectively, which were included in Investment securities gains—net in the condensed consolidated statements of income. The losses of ¥77,073 million for the six months ended September 30, 2009 included losses of ¥14,502 million from debt securities available for sale mainly classified as corporate bonds, and ¥43,699 million from marketable equity securities. The losses of ¥73,817 million for the six months ended September 30, 2010 included losses of ¥12,551 million from debt securities available for sale mainly classified as corporate bonds, and ¥59,088 million from marketable equity securities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables show the unrealized gross losses and estimated fair values of investment securities available for sale and being held to maturity at March 31, 2010 and September 30, 2010 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2010:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥21,109,870	¥25,459	¥1,806,501	¥36,640	¥22,916,371	¥62,099	114
Japanese prefectural and municipal bonds	10,009	77	—	—	10,009	77	3
Foreign governments and official institutions bonds	822,500	4,404	138	2	822,638	4,406	122
Corporate bonds	431,826	4,709	292,544	3,725	724,370	8,434	5,314
Residential mortgage-backed securities	269,805	2,269	76,545	6,527	346,350	8,796	123
Commercial mortgage-backed securities	2,946	250	47,396	3,555	50,342	3,805	28
Asset-backed securities	12,546	1,672	20,705	873	33,251	2,545	26
Marketable equity securities	96,997	5,711	1,554	173	98,551	5,884	119

Total	¥22,756,499	¥44,551	¥2,245,383	¥51,495	¥25,001,882	¥96,046	5,849

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥85,069	¥300	¥—	¥—	¥85,069	¥300	9
Asset-backed securities	9,571	20	138,402	233	147,973	253	226

Total	¥94,640	¥320	¥138,402	¥233	¥233,042	¥553	235

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2010:	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Number of securities
	(in millions)
Securities available for sale:
Debt securities:
Japanese national government and Japanese government agency bonds	¥7,451,304	¥6,569	¥1,032,831	¥21,708	¥8,484,135	¥28,277	68
Foreign governments and official institutions bonds	124,053	273	75	1	124,128	274	48
Corporate bonds	372,823	3,089	120,321	1,537	493,144	4,626	3,824
Residential mortgage-backed securities	63,106	148	46,718	4,802	109,824	4,950	83
Commercial mortgage-backed securities	4,248	130	35,004	3,047	39,252	3,177	25
Asset-backed securities	1,538	50	14,324	697	15,862	747	19
Marketable equity securities	751,560	94,653	1,293	285	752,853	94,938	220

Total	¥8,768,632	¥104,912	¥1,250,566	¥32,077	¥10,019,198	¥136,989	4,287

Securities being held to maturity:
Debt securities:
Foreign governments and official institutions bonds	¥90,840	¥986	¥—	¥—	¥90,840	¥986	4
Asset-backed securities	1,098	19	110,899	738	111,997	757	222

Total	¥91,938	¥1,005	¥110,899	¥738	¥202,837	¥1,743	226

The following describes the nature of the MUFG Group’s investments and the conclusions reached on the temporary or other than temporary status of the unrealized losses.

Japanese and foreign government bonds, Japanese government agency bonds and foreign official institutions bonds

As of September 30, 2010, the unrealized losses associated with Japanese and foreign governments and agency bonds are not expected to have any credit losses due to the guarantees provided by the governments or such unrealized losses are primarily driven by changes in interest rates, not due to credit losses. Therefore, the MUFG Group expects to recover the entire amortized cost basis of these securities and as such has not recorded any impairment losses in the accompanying condensed consolidated statements of income.

Residential and commercial mortgage-backed securities

As of September 30, 2010, the unrealized losses associated with federal agency residential mortgage-backed securities, which are issued by Government-Sponsored Enterprises (“GSEs”) of the United States and collateralized by residential mortgage loans, are expected to be primarily driven by changes in interest rates and not due to credit losses. The unrealized losses associated with other non-agency residential and commercial mortgage-backed securities issued by financial institutions with no guarantee from GSEs are primarily rated investment grade, and with consideration of other factors, such as expected cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. As such, no impairment was recorded in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Asset-backed securities

As of September 30, 2010, the unrealized losses associated with asset-backed securities are primarily related to certain CLOs, which are structured finance products that securitize a diversified pool of loan assets into multiple classes of notes from the cash flows generated by such loans, and pay the note holders through the receipt of interest and principal repayments from the underlying loans. Certain of these CLOs are highly illiquid securities for which fair values are difficult to obtain. Unrealized losses arise from widening credit spreads, credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s opinion of the performance of the fund managers. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost. Any security with a change in credit rating is also subject to cash flow analysis to determine whether or not an other-than-temporary impairment exists. The fair value of the CLO portfolio was still adversely impacted for the six months ended September 30, 2010 by the overall financial market crisis. The MUFG Group monitored performance of securities and performed expected cash flow analysis, which indicated no observable credit quality issues on such securities at September 30, 2010. As a result, no impairment was recorded in the accompanying condensed consolidated statements of income.

Corporate bonds

As of September 30, 2010, the unrealized losses associated with corporate bonds are primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the bonds as estimated using the MUFG Group’s cash flow projections using its base assumptions. The key assumptions include probability of default based on credit rating of the bond issuers and a loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at beginning of period for six months ended September 30, 2009 represents the credit loss component for which OTTI occurred on debt securities in the periods prior to April 1, 2009. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The credit loss component is reduced when the corporate bonds are sold or matured. Additionally, the credit loss component is reduced if the MUFG Group receives or expects to receive cash flows in excess of what the MUFG Group previously expected to receive over the remaining life of the credit impaired debt securities.

	Six months ended September 30,
	2009	2010
	(in millions)
Balance at beginning of period	¥40,556	¥36,591

Additions:
Initial credit impairments	12,291	8,828
Subsequent credit impairments	2,211	3,723

Reductions:
Securities sold or matured	(14,311)	(11,908)

Balance at end of period	¥40,747	¥37,234

The cumulative decline in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2009 and 2010 were ¥35,942 million and ¥26,613 million, respectively. Of which,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the credit loss component recognized in earnings were ¥40,747 million and ¥37,234 million, and the remaining related to all other factors recognized in accumulated other changes in equity from nonowner sources before taxes were ¥4,805 million and ¥10,621 million at September 30, 2009 and 2010, respectively.

Marketable equity securities

The MUFG Group has determined that unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other than temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic factors and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other than temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2010, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above, and since the MUFG Group primarily makes these investments for strategic purposes to maintain long-term relationship with its customers.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2010 and September 30, 2010 by domicile and type of industry of borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2010	September 30, 2010
	(in millions)
Domestic:
Manufacturing	¥12,027,795	¥11,742,100
Construction	1,427,933	1,317,087
Real estate	12,261,588	11,811,209
Services	3,714,148	3,517,041
Wholesale and retail	8,597,192	8,412,260
Banks and other financial institutions(1)	4,159,603	3,569,262
Communication and information services	1,339,753	1,265,442
Other industries	9,393,031	7,094,992
Consumer	19,096,832	18,858,062

Total domestic	72,017,875	67,587,455

Foreign:
Governments and official institutions	490,376	412,165
Banks and other financial institutions(1)	2,970,470	3,099,166
Commercial and industrial	14,252,704	13,133,244
Other	2,554,209	2,473,542

Total foreign	20,267,759	19,118,117

Unearned income, unamortized premiums—net and deferred loan fees—net	(99,724)	(92,608)

Total(2)	¥92,185,910	¥86,612,964

Notes:	(1)	Loans to the so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥102,268 million at March 31, 2010 and ¥94,912 million at September 30, 2010 which are carried at the lower of cost or estimated fair value.

Loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, or when principal or interest is contractually past due one month or more with respect to loans of domestic banking subsidiaries, including BTMU and MUTB, and 90 days or more with respect to loans of certain foreign banking subsidiaries, except when the loans are in the process of collection based upon the judgment of management.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a summary of nonaccrual loans, restructured loans and accruing loans past due 90 days or more at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in millions)
Nonaccrual loans	¥1,369,009	¥1,286,579
Restructured loans	612,192	784,307
Accruing loans contractually past due 90 days or more	26,418	44,381

Total	¥2,007,619	¥2,115,267

The MUFG Group’s impaired loans include certain nonaccrual loans and restructured loans. At March 31, 2010 and September 30, 2010, the impaired loans were ¥1,825,852 million and ¥1,943,336 million, respectively. Additionally, there were loans held for sale that were impaired of ¥14,524 million and ¥3,669 at March 31, 2010 and September 30, 2010, respectively.

During the fiscal year ended March 31, 2009, the MUFG Group securitized commercial loans without recourse of ¥68,090 million to a special purpose entity which was accounted for as a trust. The MUFG Group’s retained interests consisted of senior beneficial interests of ¥60,671 million which were recorded as investment securities. The subordinated beneficial interests of ¥7,419 million were sold and the gains or losses recognized were not material. Meanwhile, the MUFG Group had no significant securitization transactions accounted for as sales for the six months ended September 30, 2009 and 2010.

The initial fair value of the senior beneficial interests at the date of the securitization was estimated based on the present value of future expected cash flows using management’s best estimates of the key assumptions and amounted to ¥57,461 million which was initially classified as Level 2 assets within the fair value hierarchy. The key inputs and assumptions used in measuring the initial fair value were one month forward rates of 0.33% to 1.07% and anticipated credit spreads of 1.73% to 4.83%. A possibility of prepayment was not considered in measuring fair value because it was not assumed to occur for commercial loans.

The carrying amount of the investment securities was allocated between the senior beneficial interests and the subordinated beneficial interests based on their relative fair values at the date of the securitization. The senior beneficial interests are carried at their fair values, and the unrealized holding gains and losses are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. The fair value of the senior beneficial interests was ¥38,227 million and ¥29,193 million at March 31, 2010 and September 30, 2010, respectively. The purpose of the special purpose entity is to hold and manage only loans without recourse. The following table reflects principal amounts related to assets and liabilities of the special purpose entity at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in millions)
Principal amounts of commercial loans in trusts	¥47,605	¥34,899
Senior beneficial interests retained by the MUFG Group	¥40,791	¥31,060
Subordinated beneficial interests sold to investors	6,814	3,839

Total beneficial interests	¥47,605	¥34,899

The MUFG Group provides servicing for beneficial interests in the securitized loans. However, no servicing assets or liabilities were recorded as a result of this transaction since the MUFG Group received adequate

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

compensation. The MUFG Group has never provided contractual or noncontractual financial support to the special purpose entity or subordinated beneficial interests holders during or before the present period. Also, there were no liquidity arrangements, guarantees or other commitments provided by third parties related to the transferred financial assets. At March 31, 2010 and September 30, 2010, key economic assumptions used in measuring the fair value of the senior beneficial interests were as follows:

	March 31, 2010	September 30, 2010
One month forward rate	(0.20) – 0.90%	(0.35) – 0.90%
Credit spread	3.11 – 7.89%	3.05 – 7.68%

At March 31, 2010 and September 30, 2010, the sensitivities of the fair value to an immediate adverse change of 10 basis points (“bp”) and 20bp, and 10% and 20% were as follows:

	March 31, 2010	September 30, 2010
One month forward rate:
Impact of 10bp adverse change	99.70 – 99.91%	99.78 – 99.87%
Impact of 20bp adverse change	99.42 – 99.84%	99.56 – 99.73%

Credit spread:
Impact of 10% adverse change	97.99 – 99.65%	98.48 – 99.61%
Impact of 20% adverse change	96.00 – 99.31%	96.97 – 99.23%

The sensitivities are hypothetical. In this table, the effect of a variation in a particular assumption on the fair value of the senior beneficial interests was calculated without changing any other assumptions; in reality, changes could be correlated, and changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows between the MUFG Group and the special purpose entity for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in millions)
Cash flows from collections received on senior beneficial interests	¥110	¥9,730
Cash flows from dividends on senior beneficial interests	192	127
Servicing fees collected	1	2

There were no other loans that were managed with the securitized loans, and both the transferred assets and the retained assets had no delinquencies at March 31, 2010 and September 30, 2010. No credit losses were incurred from those loans for the six months ended September 30, 2009 and 2010.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in the allowance for credit losses for the six months ended September 30, 2009 and 2010 were as follows:

	Six months ended September 30,
	2009	2010
	(in millions)
Balance at beginning of period	¥1,156,638	¥1,315,615
Provision for credit losses	381,196	186,314
Charge-offs	309,435	215,169
Less—Recoveries	28,440	22,250

Net charge-offs	280,995	192,919
Others(1)	(1,878)	(14,739)

Balance at end of period	¥1,254,961	¥1,294,271

Note:	(1)	Others principally include losses (gains) from foreign exchange translation. In addition, for the six months ended September 30, 2009, others include adjustments related to the transfer of a business by a subsidiary.

4.    GOODWILL AND OTHER INTANGIBLE ASSETS

UNBC

On April 16 and 30, 2010, Union Bank, N.A. (“Union Bank”), a subsidiary of UNBC, entered into Purchase and Assumption Agreements with the Federal Deposit Insurance Corporation to acquire certain assets and assume certain liabilities of Tamalpais Bank and Frontier Bank and thereby recorded goodwill and core deposit intangible assets of ¥4,439 million and ¥1,376 million, respectively.

Goodwill

The table below presents the changes in the carrying amount of goodwill during the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	2009	2010
	(in millions)
Balance at beginning of period
Goodwill	¥2,119,521	¥2,122,054
Accumulated impairment losses	(1,740,095)	(1,740,556)

	379,426	381,498

Goodwill acquired during the six months	—	4,439
Impairment loss	(460)	—
Foreign currency translation adjustments and other	11,798	(8,801)

Balance at end of period
Goodwill	2,131,319	2,117,692
Accumulated impairment losses	(1,740,555)	(1,740,556)

	¥390,764	¥377,136

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in millions)
Intangible assets subject to amortization:
Software	¥555,143	¥549,404
Core deposit intangibles	309,127	283,210
Customer relationships	107,699	101,007
Trade names	51,442	43,141
Other	1,724	1,711

Total	1,025,135	978,473
Intangible assets not subject to amortization:
Indefinite-lived customer relationships	61,491	45,162
Indefinite-lived trade names	4,459	4,459
Other	25,032	24,764

Total	90,982	74,385

Total	¥1,116,117	¥1,052,858

The impairment losses on intangible assets for the six months ended September 30, 2009 and 2010 were ¥9,239 million and ¥16,363 million, respectively. The loss for the six months ended September 30, 2009 was a loss of other intangible asset under the Integrated Retail Banking Business Group, which was not subject to amortization. The intangible asset was valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the change in the business environment of the credit card business. Accordingly, the MUFG Group reevaluated these intangible assets and recognized an impairment loss.

The loss for the six months ended September 30, 2010 was mainly a loss of customer relationships under the Integrated Trust Assets Business Group, which was not subject to amortization. The intangible assets were valued based on discounted expected future cash flows. Estimated future cash flows were revised downwards due to the global financial environment, where low interest rates were expected to continue, and yen appreciated against major currencies, and its adverse impact to the growth prospect of trust assets. Accordingly, the MUFG Group reevaluated the intangible assets and recognized an impairment loss.

5.    PLEDGED ASSETS

At September 30, 2010, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2010
(in millions)
Trading account securities	¥11,485,547
Investment securities	3,845,853
Loans	4,830,620
Other	52,611

Total	¥20,214,631

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2010
(in millions)
Deposits	¥423,276
Call money and funds purchased	444,222
Payables under repurchase agreements and securities lending transactions	12,287,524
Other short-term borrowings and long-term debt	7,008,796
Other	50,813

Total	¥20,214,631

In addition, at September 30, 2010, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating ¥14,858,250 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans that do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in other short-term borrowings and long-term debt.

At March 31, 2010 and September 30, 2010, the cash collateral paid for derivative transactions, which is included in other assets, was ¥634,299 million and ¥682,156 million, respectively, and the cash collateral received for derivative transactions, which is included in other liabilities, was ¥260,233 million and ¥338,213 million, respectively.

6.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic costs of pension benefits, severance indemnities plans (“SIP”s) and other benefits for the six months ended September 30, 2009 and 2010:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2009	2010	2009		2010
	Pension benefits and SIP	Pension benefits and SIP	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥20,801	¥19,337	¥3,220	¥510	¥3,181	¥471
Interest costs on projected benefit obligation	14,688	16,947	5,326	662	5,642	684
Expected return on plan assets	(24,934)	(28,427)	(7,805)	(478)	(7,869)	(565)
Amortization of net actuarial loss	26,953	7,019	728	419	1,864	259
Amortization of prior service cost (benefit)	(4,254)	(5,230)	21	(36)	17	(32)
Amortization of net obligation (asset) at transition	(1)	—	—	63	—	60
Loss on settlement and curtailment	2,361	2,269	—	—	—	—

Net periodic benefit cost	¥35,614	¥11,915	¥1,490	¥1,140	¥2,835	¥877

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2010 and expects to contribute for the remainder of the fiscal year ending March 31, 2011 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIP	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2010	¥16.1	¥10.5	¥0.6
For the remainder of the fiscal year ending March 31, 2011	¥17.0	¥1.8	¥0.6

7.    PREFERRED STOCK

Preferred stock authorized, issued and outstanding at March 31, 2010 and September 30, 2010 was as follows:

	March 31, 2010			September 30, 2010
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount of liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 3	120,000,000	100,000,000	¥250,000	120,000,000	—	¥—
Class 5	400,000,000	156,000,000	390,000	400,000,000	156,000,000	390,000
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	1,000	1	1,000	1,000	1

			¥640,001			¥390,001

Preferred stock included in Capital stock on the condensed consolidated balance sheets at March 31, 2010 and September 30, 2010 was ¥442,100 million, which consisted of ¥122,100 million of Class 1, ¥125,000 million of Class 3 and ¥195,000 million of Class 5 Preferred stock.

On April 1, 2010, MUFG acquired 100,000,000 shares of Class 3 Preferred Stock. On the same day, these 100,000,000 shares of Class 3 Preferred Stock were cancelled.

See Note 17 to the consolidated financial statements for the fiscal year ended March 31, 2010 for further information about preferred stock.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    NONCONTROLLING INTERESTS

Change in MUFG’s Ownership Interests in Subsidiaries

Transactions between Mitsubishi UFJ Financial Group and noncontrolling interest holders during the six months ended September 30, 2009 and 2010 were as follow:

	Six months ended September 30,
	2009	2010
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥420,320	¥591,531
Transactions between Mitsubishi UFJ Financial Group and noncontrolling interest holders:
Conversion of preferred stock to common stock issued by a subsidiary	(641)	—
Change in ownership interest of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. in connection with securities joint venture (Note 17)	—	20,550
Other	18	39

Net transfers from (to) noncontrolling interests	(623)	20,589

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and noncontrolling interest holders	¥419,697	¥612,120

9.    EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Basic earnings per common share (“EPS”) excludes the dilutive effects of potential common shares and is computed by dividing net income available to common shareholders of Mitsubishi UFJ Financial Group by the weighted average number of MUFG’s common shares outstanding for the period. On the other hand, diluted EPS was adjusted in its computation as if all dilutive potential common shares that were outstanding during the period would be changed to common shares.

The weighted average number of MUFG’s common shares used in the computations of basic and diluted EPS for the six months ended September 30, 2009 were 11,635,636 thousand shares and 11,642,506 thousand shares, respectively. The weighted average number of MUFG’s common shares used in the computations of basic EPS and diluted EPS were 14,133,196 thousand shares and 14,144,658 thousand shares, respectively, for the six months ended September 30, 2010.

For the six months ended September 30, 2009, Class 11 preferred stock, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and stock options issued by MUFG and kabu.com Securities were included in the computation of diluted EPS as they could potentially dilute EPS in the future.

For the six months ended September 30, 2010, Class 11 preferred stock, convertible preferred stock issued by Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd., and stock options issued by MUFG were included in the computation of diluted EPS as they could potentially dilute EPS in the future.

In computing the number of the potential dilutive common shares, Class 11 Preferred Stock has been based on the conversion price at the end of the period of ¥888.4 and ¥865.9 for the six months ended September 30, 2009 and 2010, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. Market risk is the possibility that future changes in market indices make the financial instruments less valuable. The MUFG Group is a party to derivatives, including swaps, forwards, options and other types of derivatives, dealing primarily with market risk associated with interest rates, foreign currencies, equity and commodity prices, and credit risk associated with counterparty’s nonperformance of transactions.

Credit risk is the possibility that a loss may result from a counterparty’s failure to perform according to the terms and conditions of the contract, which may exceed the value of underlying collateral. To reduce credit risk, the MUFG Group may require collateral or guarantees based on a case-by-case assessment of creditworthiness of each customer and evaluation of the instrument. The MUFG Group also uses master netting agreements in order to mitigate overall counterparty credit risk.

Trading Activities

The MUFG Group’s trading activities include dealing and customer accommodation activities. As part of its trading activities, the MUFG Group offers a variety of derivative financial instruments and debt instruments for managing interest rate and foreign exchange risk to its domestic and foreign corporate and financial institution customers. The MUFG Group also enters into other types of derivative transactions, including equity and credit-related contracts, for its own account.

Risk Management Activities

As part of the MUFG Group’s risk management activities, asset and liability management is viewed as one of the methods for the MUFG Group to manage its interest rate exposures on interest-bearing assets and liabilities. The MUFG Group uses certain derivative financial instruments in order to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. For example, an increase or a decrease of interest income and interest expenses on hedged variable-rate assets and liabilities as a result of interest rate fluctuations are expected to substantially offset the variability in earnings by gains and losses on the derivative instruments that are linked to these hedged assets and liabilities.

The MUFG Group enters into interest rate swaps and other contracts primarily to manage the interest rate volatility of its loans, investment securities and deposit liabilities. Interest rate contracts, which are generally non-leveraged generic interest rate and basis swaps, options and futures, allow the MUFG Group to effectively manage its interest rate risk position. Option contracts primarily consist of caps, floors, swaptions and options on index futures. Futures contracts used for asset and liability management activities are primarily index futures providing for cash payments based upon the movement of an underlying rate index. The MUFG Group enters into forward exchange contracts, currency swaps and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC whose fiscal periods end on December 31.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans, Borrowings and Certificates of Deposit (“CD”) and Other Time Deposits

UNBC engages in several types of cash flow hedging strategies related to forecasted future interest payments, with the hedged risk being the variability in those payments due to changes in the designated benchmark rate, e.g., US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of similar variable rate instruments such that the reset tenor of the variable rate instruments and that of the hedging instrument are identical. Cash flow hedging strategies include the utilization of purchased floor, cap, collars and corridor options and interest rate swaps. At June 30, 2010, the weighted average remaining life of the currently active (excluding any forward positions) cash flow hedges was approximately 2.8 years.

UNBC uses purchased interest rate floors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income if the relevant LIBOR index falls below the floor’s strike rate.

UNBC uses interest rate floor corridors to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income if the relevant LIBOR index falls below the corridor’s upper strike rate, but only to the extent the index remains above the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor’s lower strike rate.

UNBC uses interest rate collars to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Net payments received under the collar contract offset declines in loan interest income if the relevant LIBOR index falls below the collar’s floor strike rate, while net payments paid reduce the increase in loan interest income if the LIBOR index rises above the collar’s cap strike rate.

UNBC uses interest rate swaps to hedge the variable cash flows associated with 1-month or 3-month LIBOR indexed loans. Payments received (or paid) under the swap contract offset fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans’ interest income caused by changes in the relevant LIBOR index.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with 1-month or 3-month LIBOR indexed borrowings. Payments received under the cap contract offset the increase in borrowing interest expense if the relevant LIBOR index rises above the cap’s strike rate.

UNBC uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges the change in interest rates based on 1-month, 3-month, and 6-month LIBOR, which is consistent with the CDs’ original term to maturity and reflects their repricing frequency. Net payments to be received under the cap contract offset increases in interest expense caused by the relevant LIBOR index rising above the cap’s strike rate.

UNBC uses interest rate cap corridors to hedge the variable cash flows associated with the forecasted issuance and rollover of short-term, fixed rate CDs. In these hedging relationships, UNBC hedges changes in interest rates, either 1-month, 3-month, or 6-month LIBOR, based on the original term to maturity of the CDs. Net payments received under the cap corridor contract offset increases in deposit interest expense caused by the relevant LIBOR index rising above the corridor’s lower strike rate, but only to the extent the index does not exceed the upper strike rate. The corridor will not provide protection from increases in the relevant LIBOR index to the extent it rises above the corridor’s upper strike rate.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Hedging transactions are structured at inception so that the notional amounts of the hedging instruments are matched to an equal principal amount of loans, CDs, or borrowings, the index and repricing frequencies of the hedging instruments match those of the loans, CDs, or borrowings and the period in which the designated hedged cash flows occurs is equal to the term of the hedge instruments. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedging instruments versus those of the loans, CDs or borrowings.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness or hedge components excluded from the assessment of hedge effectiveness are recognized in noninterest expense in the period in which they arise. Based upon amounts included in accumulated other comprehensive income at June 30, 2010, UNBC expects to realize approximately ¥0.4 billion in net interest income during the twelve months ending June 30, 2011. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to June 30, 2010.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2010 and September 30, 2010:

	Notional amounts(1)
	March 31, 2010	September 30, 2010
	(in trillions)
Interest rate contracts	¥692.2	¥774.7
Foreign exchange contracts	112.7	114.6
Equity contracts	2.0	2.2
Commodity contracts	1.4	1.6
Credit derivatives	7.9	7.0
Others	1.1	1.1

Total	¥817.3	¥901.2

Note:	(1)	Includes both written and purchased protection.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2010 and September 30, 2010:

	Fair value of derivative instruments(1)(5)
At March 31, 2010:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥6,372	¥9	¥6,381
Foreign exchange contracts	2,200	—	2,200
Equity contracts	46	—	46
Commodity contracts	172	—	172
Credit derivatives	65	—	65

Total derivative assets	¥8,855	¥9	¥8,864

Derivative liabilities:
Interest rate contracts	¥6,118	¥1	¥6,119
Foreign exchange contracts	2,094	—	2,094
Equity contracts	121	—	121
Commodity contracts	118	—	118
Credit derivatives	69	—	69
Others(6)	(108)	—	(108)

Total derivative liabilities	¥8,412	¥1	¥8,413

	Fair value of derivative instruments(1)(5)
At September 30, 2010:	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,190	¥1	¥9,191
Foreign exchange contracts	2,936	—	2,936
Equity contracts	61	—	61
Commodity contracts	131	—	131
Credit derivatives	55	—	55

Total derivative assets	¥12,373	¥1	¥12,374

Derivative liabilities:
Interest rate contracts	¥8,971	¥—	¥8,971
Foreign exchange contracts	2,659	—	2,659
Equity contracts	80	—	80
Commodity contracts	89	—	89
Credit derivatives	48	—	48
Others(6)	(100)	—	(100)

Total derivative liabilities	¥11,747	¥—	¥11,747

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivables associated with derivative instruments are not added to or netted against the fair value amounts.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are classified in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by UNBC. The derivative instruments which are designated as a hedging instrument are classified in Other assets or Other liabilities.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 15.
(6)	Others include bifurcated embedded derivatives carried at fair value, which are classified in Deposits and Long-term debt.

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and on Accumulated Other Changes in Equity from Nonowner Sources

The following tables reflect more detailed information regarding the derivative-related impact on the condensed consolidated statements of income by accounting designation for the six months ended September 30, 2009 and 2010:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
Six months ended September 30, 2009:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥108	¥108
Foreign exchange contracts	123	—	123
Equity contracts	—	(132)	(132)
Commodity contracts	—	18	18
Credit derivatives	—	(77)	(77)
Others	(2)	21	19

Total	¥121	¥(62)	¥59

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
Six months ended September 30, 2010:	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Interest rate contracts	¥—	¥113	¥113
Foreign exchange contracts	159	—	159
Equity contracts	—	102	102
Commodity contracts	—	(1)	(1)
Credit derivatives	—	(7)	(7)
Others	—	(14)	(14)

Total	¥159	¥193	¥352

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gains and losses for derivatives designated as cash flow hedges

	Gains and losses for derivatives designated as cash flow hedges
Six months ended September 30, 2009:	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥3	Interest income	¥6		¥—

Total	¥3		¥6		¥—

	Gains and losses for derivatives designated as cash flow hedges
Six months ended September 30, 2010:	The amount of gains (losses) recognized in Accumulated other changes in equity from nonowner sources on derivative instruments (Effective portion)	Gains (Losses) reclassified from Accumulated other changes in equity from nonowner sources into income (Effective portion)		Gains (Losses) recognized in income on derivative instruments (Ineffective portion and amount excluded from effectiveness testing)
		Classification	Amount	Classification	Amount
	(in billions)
Interest rate contracts	¥(1)	Interest income	¥3		¥—

Total	¥(1)		¥3		¥—

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the condensed consolidated balance sheets with the host contract. The MUFG Group accounts for credit-linked notes as host contracts with embedded derivatives and measures the entire contracts at fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Credit Derivatives

The MUFG Group enters into credit derivatives to manage credit risk exposures, to facilitate client transactions, and for proprietary trading purpose, under which they provide counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. Types of these credit derivatives include primarily single name credit default swaps, index and basket credit default swaps and credit-linked notes. The MUFG Group will have to perform under a credit derivative if a credit event as defined under the contract occurs. Such credit events include bankruptcy, dissolution or insolvency of the referenced entity, default and restructuring of the obligations of the referenced entity. The MUFG Group’s counterparties are banks, broker-dealers, insurance and other financial institutions. The contractual or notional amounts of these instruments represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held or pledged. The table below summarizes certain information regarding protection sold through credit default swaps and credit-linked notes as of March 31, 2010 and September 30, 2010:

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At March 31, 2010:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥611,227	¥1,990,256	¥46,345	¥2,647,828	¥(13,822)
Non-investment grade	66,900	173,671	279	240,850	4,035
Not rated	5,499	11,334	—	16,833	13

Total	683,626	2,175,261	46,624	2,905,511	(9,774)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	80,460	177,249	149,174	406,883	923
Non-investment grade	71,950	45,017	—	116,967	1,656
Not rated	10,420	—	—	10,420	(25)

Total	162,830	222,266	149,174	534,270	2,554
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	980	298,140	4,000	303,120	(5,380)
Non-investment grade	—	30,867	—	30,867	455
Not rated	—	35,116	—	35,116	(926)

Total	980	364,123	4,000	369,103	(5,851)
Index and basket credit default swaps held by MUTB:
Normal	30,000	—	—	30,000	(103)
Close Watch(3)	3,000	—	—	3,000	26

Total	33,000	—	—	33,000	(77)

Total index and basket credit default swaps sold	196,810	586,389	153,174	936,373	(3,374)

Total credit default swaps sold	¥880,436	¥2,761,650	¥199,798	¥3,841,884	¥(13,148)

Credit-linked notes(4)	¥—	¥39,240	¥195,005	¥234,245	¥(199,863)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Estimated fair value
At September 30, 2010:	Less than 1 year	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥633,854	¥1,811,098	¥51,748	¥2,496,700	¥(17,788)
Non-investment grade	75,716	153,815	252	229,783	883
Not rated	8,136	11,768	—	19,904	(19)

Total	717,706	1,976,681	52,000	2,746,387	(16,924)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	91,630	85,945	92,486	270,061	1,052
Non-investment grade	—	61,543	—	61,543	951
Not rated	—	9,036	—	9,036	(84)

Total	91,630	156,524	92,486	340,640	1,919
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	13,924	314,149	6,000	334,073	(6,919)
Non-investment grade	—	46,458	—	46,458	411
Not rated	—	2,346	—	2,346	66

Total	13,924	362,953	6,000	382,877	(6,442)
Index and basket credit default swaps held by MUTB:
Normal	12,000	—	—	12,000	(53)

Total	12,000	—	—	12,000	(53)

Total index and basket credit default swaps sold	117,554	519,477	98,486	735,517	(4,576)

Total credit default swaps sold	¥835,260	¥2,496,158	¥150,486	¥3,481,904	¥(21,500)

Credit-linked notes(4)	¥—	¥40,520	¥113,957	¥154,477	¥(131,569)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Reference entities classified as “Close Watch” require close scrutiny because their business performance is unstable or their financial condition is unfavorable.
(4)	Fair value amounts shown represent the fair value of the hybrid instruments.

Single name credit default swaps—A credit default swap protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium over the life of the contracts and is protected for the period. The MUFG Group in turn will have to perform under a credit default swap if a credit event as defined under the contracts occurs. In order to provide an indication of the current payment/performance risk of the credit default swaps, the external credit ratings, primarily Moody’s and Standard & Poor’s (“S&P”) credit ratings, of the underlying reference entity of the credit default swaps are disclosed.

Index and basket credit default swaps—Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Typically, in the event of a default on one of the underlying names, the MUFG Group will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

current payment/performance risk of these credit default swaps, BTMU and MUSHD rating scale based upon the entity’s internal ratings, which generally correspond to ratings defined by primarily Moody’s and S&P, of the underlying reference entities comprising the basket or index were calculated and disclosed. As for the current payment/performance risk of these credit default swaps, MUTB rating scale is based upon the entity’s internal ratings, which is the same credit rating system utilized for estimating probabilities of default within its loan portfolio.

Credit-linked notes (“CLNs”)—The MUFG Group has invested in CLNs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the issuers of the notes. If there is a credit event of a reference entity underlying the CLN, the principal balance of the note may not be repaid in full to the MUFG Group. As part of its financing activities, MUSHD and other securities subsidiaries in Japan and overseas issue CLNs.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional value of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥12 billion and ¥2,948 billion, respectively, at March 31, 2010, and approximately ¥19 billion and ¥2,685 billion, respectively, at September 30, 2010.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position at March 31, 2010 and September 30, 2010 were approximately ¥3.3 trillion and ¥4.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥295 billion and ¥381 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade were ¥170 billion and ¥73 billion, respectively, as of March 31, 2010 and ¥187 billion and ¥97 billion, respectively, as of September 30, 2010.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in its consolidated financial statements for the fiscal year ended March 31, 2010. The table below presents the contractual or notional amounts of such guarantees at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions)
Standby letters of credit and financial guarantees	¥4,223	¥3,535
Performance guarantees	2,242	2,082
Derivative instruments(1)	81,244	90,825
Guarantees for repayment of trust principal(2)	1,104	—
Liabilities of trust accounts	4,326	4,465
Other	183	140

Total	¥93,322	¥101,047

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Effective April 1, 2010, the MUFG Group adopted new guidance that amends the accounting for consolidation of VIEs. As a result, there were no obligations under guarantees for repayment of trust principal at September 30, 2010. For further details regarding the application and impact of the new guidance, see Note 13.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default within its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel II and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following table.

Presented in the table below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2010 and September 30, 2010. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses, if any, on these guarantees.

		Amount by borrower grade
At March 31, 2010:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become bankrupt or Legally/ Virtually bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,223	¥3,876	¥301	¥17	¥29
Performance guarantees	2,242	2,173	55	2	12

Total	¥6,465	¥6,049	¥356	¥19	¥41

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Amount by borrower grade
At September 30, 2010:	Maximum potential/ Contractual or Notional amount	Normal	Close watch(1)	Likely to become bankrupt or Legally/ Virtually bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,535	¥3,266	¥238	¥16	¥15
Performance guarantees	2,082	2,009	55	2	16

Total	¥5,617	¥5,275	¥293	¥18	¥31

Notes:	(1)	Borrowers classified as “Close watch” require close scrutiny because their business performances are unstable or their financial conditions are unfavorable.
	(2)	Borrowers classified as “Likely to become bankrupt” are not yet bankrupt, but are in financial difficulty with slow progress in achieving their business restructuring plans or are likely to bankrupt in the future.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2010.

Other Off-balance sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financing needs of its customers and for other purposes as described in the consolidated financial statements for the fiscal year ended March 31, 2010. The table below presents the contractual amounts with regard to such instruments at March 31, 2010 and September 30, 2010:

	March 31, 2010	September 30, 2010
	(in billions)
Commitments to extend credit	¥61,020	¥59,809
Commercial letters of credit	628	612
Commitments to make investments	126	117
Other	6	26

12.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Investment Deposit and Interest Rate Law from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Law Concerning Lending Business which, effective on June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Law (between 15% per annum to 20% per annum depending on the amount of principal). Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by Interest Rate Restriction Law. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, introduce a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Law so long as the payment was made voluntarily by the borrowers, and the lender was complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Law. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Law.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Law in certain circumstances. Borrowers’ claims for reimbursement of excess interest increased due to such decisions and other regulatory changes. At March 31, 2010 and September 30, 2010, the allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥84,216 million and ¥73,494 million, respectively. Related expenses for the six months ended September 30, 2009 and 2010 were not material. For the six months ended September 30, 2009 and 2010, an equity method investee of MUFG had a negative impact of ¥3,447 million and ¥27,085 million, respectively, on Equity in losses of equity method investees in the condensed consolidated statements of income.

Litigation

The MUFG Group is involved in various litigation matters. Management, based upon their current knowledge and the results of consultation with counsel, makes appropriate levels of litigation reserve. Management believes that the amounts of the MUFG Group’s liabilities, when ultimately determined, will not have a material adverse effect on the MUFG Group’s results of operations and financial position.

13.    VARIABLE INTEREST ENTITIES

In the normal course of its business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, and entities created for the securitization of the MUFG Group’s assets.

The following table presents the assets and liabilities of consolidated VIEs, recorded on the condensed consolidated balance sheet at March 31, 2010. Prior to April 1, 2010, the variable interest holder that would absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both was deemed to be the primary beneficiary and consolidated the VIE.

Consolidated VIEs	Consolidated assets						Consolidated liabilities
At March 31, 2010:	Total	Cash	Trading account assets	Investment securities	Loans	All other assets	Total	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥5,185,451	¥83,516	¥949	¥305,942	¥4,786,104	¥8,940	¥5,193,733	¥4,534,058	¥340,999	¥318,676
Investment funds	1,383,520	45,890	1,174,889	19,114	1,670	141,957	64,791	717	31,070	33,004
Special purpose entities created for structured financing	199,005	1,831	—	2,025	191,868	3,281	199,432	26,352	172,871	209
Repackaged instruments	55,047	—	42,032	13,015	—	—	55,319	—	54,743	576
Securitization of the MUFG group’s assets	2,692,795	213	3,851	—	2,603,024	85,707	2,710,615	13,000	2,696,043	1,572
Others	166,652	31,774	799	—	102,858	31,221	165,930	103,131	31,695	31,104

Total	¥9,682,470	¥163,224	¥1,222,520	¥340,096	¥7,685,524	¥271,106	¥8,389,820	¥4,677,258	¥3,327,421	¥385,141

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥125,813 million of Cash and due from banks and Interest-earning deposits in other banks, ¥711 million of Trading account assets, ¥415 million of Investment securities, ¥193,953 million of Loans and ¥7,414 million of All other assets at March 31, 2010. The eliminated amounts of liabilities were ¥3,335,342 million of Other short-term borrowings, ¥1,518,273 million of Long-term debt and ¥57,591 million of All other liabilities at March 31, 2010.

The following table presents the total assets of significant non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs and the assets and liabilities of non-consolidated VIEs at March 31, 2010:

Significant Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2010:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥5,060,968	¥1,972,562	¥1,073,035	¥1,375	¥77,742	¥993,918	¥—	¥—	¥—
Investment funds	15,681,299	833,828	810,295	298,264	177,638	319,712	14,681	—	—
Special purpose entities created for structured financing	12,022,760	1,834,411	1,596,711	20,858	83,563	1,479,700	12,590	—	—
Repackaged instruments	36,848,306	1,430,813	1,426,517	256,111	716,754	453,652	—	—	—
Others	8,135,057	1,511,718	1,065,275	3,438	331,826	730,011	—	5,547	5,547

Total	¥77,748,390	¥7,583,332	¥5,971,833	¥580,046	¥1,387,523	¥3,976,993	¥27,271	¥5,547	¥5,547

Note:	The balances of Trading account assets and Investment securities categorized as Investment funds for Significant Non-consolidated VIEs as at March 31, 2010 have been restated as follows:

Significant Non-consolidated VIEs	As previously reported		As restated
At March 31, 2010:	On-balance sheet assets		On-balance sheet assets
	Trading account assets	Investment securities	Trading account assets	Investment Securities
(in millions)
Investment funds	43,638	432,264	298,264	177,638

In June 2009, the FASB issued new guidance that amends the existing guidance for consolidation of VIEs. This new accounting guidance significantly changes the way an enterprise determines whether to consolidate a variable interest entity. The MUFG group adopted this new guidance on April 1, 2010, which resulted in the consolidation and deconsolidation of certain VIEs. The net increase in the MUFG Group’s consolidated assets, liabilities and shareholders’ equity attributable to noncontrolling interests was ¥237,008 million, ¥214,887 million and ¥19,551 million, respectively, as of April 1, 2010. The cumulative effect on retained earnings was an increase of ¥1,408 million upon adoption. The newly consolidated VIEs primarily comprise jointly operated designated money in trusts that are categorized as “Trust Arrangements” in the table below as of September 30, 2010. Those trust arrangements were categorized as “others” in the Significant Non-consolidated VIEs table at March 31, 2010. See Analysis of Each Transaction Category - Trust Arrangements for more information.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the assets and liabilities of consolidated VIEs recorded on the condensed consolidated balance sheet at September 30, 2010:

Consolidated VIEs	Consolidated assets
At September 30, 2010:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥4,926,040	¥27,767	¥42,956	¥3,077	¥347,983	¥4,496,477	¥7,780
Investment funds	1,376,455	29,221	15,430	1,153,045	16,009	1,546	161,204
Special purpose entities created for structured financing	163,079	530	1,409	—	1,982	151,231	7,927
Repackaged instruments	36,523	—	—	24,264	12,259	—	—
Securitization of the MUFG group’s assets	2,642,020	—	209	—	—	2,524,375	117,436
Trust arrangements	1,040,042	—	2,492	258	84,741	947,312	5,239
Others	163,536	237	32,212	809	129	94,299	35,850

Total	¥10,347,695	¥57,755	¥94,708	¥1,181,453	¥463,103	¥8,215,240	¥335,436

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
Asset-backed conduits	¥4,929,391	¥—	¥4,274,619	¥258,494	¥396,278
Investment funds	53,897	—	1,453	18,937	33,507
Special purpose entities created for structured financing	161,140	—	19,698	140,847	595
Repackaged instruments	36,470	—	1,916	34,196	358
Securitization of the MUFG group’s assets	2,656,390	—	8,000	2,646,959	1,431
Trust arrangements	1,038,725	1,022,097	—	—	16,628
Others	162,678	—	96,081	34,970	31,627

Total	¥9,038,691	¥1,022,097	¥4,401,767	¥3,134,403	¥480,424

The assets and liabilities of consolidated VIEs presented in the table above include intercompany transactions between consolidated VIEs and the MUFG Group, the primary beneficiary. In consolidation, the eliminated amounts of assets were ¥30,456 million of Cash and due from banks, ¥78,582 million of Interest-earning deposits in other banks, ¥3,673 million of Trading account assets, ¥12,271 million of Investment securities, ¥994,044 million of Loans and ¥9,257 million of All other assets at September 30, 2010. The eliminated amounts of liabilities were ¥3,103,148 million of Other short-term borrowings, ¥1,331,799 million of Long-term debt and ¥64,685 million of All other liabilities at September 30, 2010.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to other assets of the MUFG Group, except where the MUFG Group provides credit enhancement or program-wide liquidity, that are only contractually required to provide.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from its involvement with non-consolidated VIEs and the assets and liabilities of non-consolidated VIEs at September 30, 2010:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2010:	Assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥4,265,818	¥1,662,397	¥1,100,390	¥1,439	¥117,848	¥981,103	¥—	¥—	¥—
Investment funds	6,655,523	756,165	752,679	423,763	138,437	181,833	8,646	—	—
Special purpose entities created for structured financing	10,829,544	1,747,264	1,549,149	28,740	67,343	1,447,328	5,738	—	—
Repackaged instruments	16,722,622	1,021,633	1,014,818	113,116	575,442	326,260	—	—	—
Trust arrangements	31,305	29,905	28,768	—	—	28,768	—	5,800	5,800
Others	9,780,357	1,246,022	1,002,767	9,698	312,793	680,276	—	—	—

Total	¥48,285,169	¥6,463,386	¥5,448,571	¥576,756	¥1,211,863	¥3,645,568	¥14,384	¥5,800	¥5,800

Maximum exposure to loss on each type of entity is determined, based on the carrying amount, which approximates the fair value, of any on-balance sheet assets and any off-balance sheet liability held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Analysis of Each Transaction Category

Asset-Backed Conduits

This category primarily comprises the following:

Multi-Seller Conduits (MUFG-sponsored Asset-Backed Commercial Paper (“ABCP”) Conduits and Other ABCP Conduits)

The MUFG Group administers several conduits under asset-backed financing programs under which the conduits purchase financial assets, primarily trade accounts receivables, from the MUFG Group’s customers by issuing short-term financing instruments, primarily commercial paper, to third-party investors. Under the asset-backed financing programs, the MUFG Group acts as an agent for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer financial assets to the conduits in exchange for monetary consideration. The MUFG Group also underwrites commercial paper for the conduits that is secured by the assets held by them and provides program-wide liquidity and credit enhancement facilities to the conduits. The MUFG Group receives fees related to the services it provides to the conduits and the program-wide liquidity

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

and credit enhancement. The MUFG Group considers itself to be the primary beneficiary of the multi-seller conduits because, as an agent and sponsor, the MUFG Group has the power to direct activities of the conduits that most significantly impact the conduits’ economic performance and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits through the program-wide liquidity and credit enhancement. Consequently, the MUFG Group consolidates the conduits.

In addition to the entities described above, the MUFG Group participates as a provider of financing to several conduits that are administered by third parties. Most of these conduits are established under a multi-seller asset-backed financing program and the MUFG Group provides financing along with other financial institutions. With respect to these conduits, the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation to the conduits is only to provide financing along with other third-party financial institutions and it does not have the power to direct the activities of the conduits.

Asset-Backed Conduits (MUFG-sponsored Asset-Backed Loan (“ABL”) Programs and Other Programs)

The MUFG Group administers several conduits under asset-backed financing programs where the MUFG Group provides financing to fund the conduits’ purchases of financial assets, comprising primarily trade accounts receivable, from its customers. The MUFG Group acts as an agent and sponsor for the conduits, which enter into agreements with the MUFG Group’s customers where the customers transfer assets to the conduits in exchange for monetary consideration. In most cases the MUFG Group is the sole provider of financing that is secured by the assets held by the conduits. The MUFG Group considers itself to be the primary beneficiary of the conduits because, as an agent and sponsor for the conduits, the MUFG Group has the power to direct activities of the conduits, such as selection of the assets to be purchased and condition for purchases, and debt collection from the original obligors, that most significantly impact the conduits’ economic performance, and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits through financing it provides.

In addition, the MUFG Group is involved with entities, which take in most cases the form of a trust, where originators of financial assets, which primarily comprise lease receivables, entrust the assets with trust banks and receive beneficial certificates in trusts in exchange. The originators then transfer the beneficiary certificates to the MUFG Group in exchange for cash. The originators of the financial assets entrusted continue to be involved in the assets as servicers. Because the originators are deemed to have the power to direct activities of the entities that most significantly impact the entities’ economic performance through their role as a servicer, the MUFG Group is not considered as the primary beneficiary of these entities.

The MUFG Group also participates as a provider of financing the ABL programs that are managed by third parties. The MUFG Group is not considered as the primary beneficiary of the entities used in these programs as the MUFG Group’s participation to the entities is only to provide financing with other third parties and it does not have the power to direct the activities of the conduits.

Investment Funds

On February 2010, the FASB issued an accounting standards update that indefinitely defers the application of the new guidance for consolidation of VIEs on entities that are deemed as investment companies, which include most of corporate recovery funds, private equity funds, and investment trusts. For VIEs that are considered investment companies, the MUFG Group determines whether its the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

This category primarily comprises the following:

Corporate Recovery Funds

These entities are established by fund managers, which are unrelated to the MUFG Group, for the purpose of investing in debt or equity instruments issued by distressed companies. After investment, the fund managers work closely with the management of the issuers and attempt to enhance corporate value by various means including corporate restructuring and reorganization. Their exit strategies include, among others, sales to others and initial public offerings.

Typically, these entities take the form of a limited partnership which is entirely funded by general and limited partner interests. In some cases, the general partners of the partnerships are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered as VIEs when the general partners’ equity investments in the partnerships are considered as non-substantive, usually based on the percentage interest held, and they do not have substantive limited partner interests.

The MUFG Group mostly serves as a limited partner in corporate recovery funds. While the MUFG Group’s share in partnership interest is insignificant in most cases, in certain case, the MUFG Group is the only limited partner and it consolidates these partnerships as the primary beneficiary.

Private Equity Funds

The MUFG Group is involved in venture capital funds that are established by either the MUFG Group’s entities or fund managers unrelated to the MUFG Group. These entities have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry.

These entities typically take the form of a limited partnership and usually are entirely funded by general and limited partner interests. The general partners of the partnerships in some cases are entities that have no substantive decision making ability. The fund managers that establish these partnerships assume investment management and day-to-day operation by entering into asset management contracts with the general partners. These partnerships are, therefore, financing vehicles and as such are considered as VIEs. In other cases, the general partners have substantive decision making ability but the partnerships are considered VIEs because the general partners’ equity investments in the partnerships are disproportionate to their voting rights and the limited partners have the majority of the economics without any voting rights. The MUFG Group consolidates private equity funds when it owns a majority of the interests issued by private equity funds.

The MUFG Group participates in these partnerships as a general partner or limited partner. While the MUFG Group’s share in partnership interests is normally limited in most cases, the MUFG Group provides most of the financing to the partnership. It consolidates these funds as the primary beneficiary because the MUFG Group absorbs a majority of the expected losses or receives a majority of the expected residual returns.

Investment Trusts

The MUFG Group invests in investment trusts that are professionally managed collective investment schemes which pool money from many investors and invest in, among others, equity and debt securities. Most of

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

these funds take the form of a trust where there is a separation in investment decisions, which is assumed by an investment manager who has no investment in a trust, and ownership through beneficiary interests issued by a trust are owned by investors. Therefore, these investment trusts are considered as VIEs. Based on the previous guidance, the MUFG Group consolidates investment trusts when it absorbs a majority of the expected losses or receives a majority of the expected residual returns.

Buy-out Financing Vehicles

The MUFG Group provides financing to buy-out vehicles. The buy-out vehicles are established by equity investments from, among others, private equity funds or the management of target companies for the purpose of purchasing the equity shares of target companies. Along with other financial institutions, the MUFG Group provides financing to the buy-out vehicles in the form of loans. While the buy-out vehicles’ equity is normally substantive in its amount and the rights and obligations associated with it, in some cases, the vehicles have equity that is insufficient to absorb expected variability primarily because the amount provided by equity investors is nominal in nature. These vehicles engage in non-investment activities, and are considered as VIEs. Assessment as to whether the MUFG Group is the primary beneficiary is required under the new guidance. In most cases, the MUFG Group’s participation to these vehicles is only to provide financing to the vehicles, and the power to direct the activities that most significantly impact the economic performance of the vehicles is held by the management of target companies. As a result, the MUFG Group is not considered as the primary beneficiary of these vehicles.

Other Investment Funds

The MUFG Group’s investments in VIEs through UNBC primarily consist of equity investments in low income housing credit (“LIHC”) structures and renewable energy projects, which are designed to generate a return primarily through the realization of federal tax credits, and private capital investments. UNBC does not consider itself as the primary beneficiary of renewable energy investments, private capital investments, and certain types of LIHC investments, however, in some cases, UNBC is a sponsor and syndicator of LIHC unguaranteed syndicated investment funds. In these syndication transactions, UNBC creates the investment funds, serves as the managing investor member, and sells limited investor member interests to third parties. UNBC receives benefits through income from the structuring of these funds, servicing fees for managing the funds and, as an investor member, tax benefits and tax credits to reduce the UNBC tax liability. UNBC considers itself to be the primary beneficiary of the conduits and consolidated them upon adoption of the new guidance because, as a sponsor and syndicator, it has the power to direct activities of the conduits that most significantly impact the conduits’ economic performance and also has the obligation to absorb losses of the conduits that could potentially be significant to the conduits. UNBC also forms limited liability companies, which in turn invest in LIHC operating partnerships, to create LIHC guaranteed syndicated investment funds. Interests in these funds are sold to third parties who pay a premium for a guaranteed return. UNBC earns structuring fees from the sale of these funds and asset management fees. UNBC serves as the funds’ sponsor and non-member asset manager, and also guarantees a minimum rate of return throughout the investment term, therefore, it directs the activities that most significantly impact the funds economic performance, and also has an obligation to absorb losses pertaining to its minimum rate of return guarantee to investors. Therefore, UNBC consolidated these entities upon adoption of the new guidance.

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Special Purpose Entities Created for Structured Financing

This category primarily comprises the following:

Leveraged Leasing Vehicles

These entities are established to raise funds to purchase or build equipment and machinery including, among others, commercial vessels, passenger and cargo aircrafts, and production equipment for the purpose of leasing them to lessees who use the equipment and machinery as part of their business operations. These entities typically take the form of a limited partnership or a special purpose company where they fund their purchases of equipment and machinery via senior and subordinate financing. In some cases, the entities are funded only by senior financing or there is a guarantee provided to the senior financing by parties unrelated to those providing the senior financing. In most cases, the MUFG Group participates in the senior financing and does not participate in the subordinate financing or provide guarantees. Generally, because the MUFG Group’s participation to these entities is only to provide financing, it does not have the power to direct the activities of the entities that most significantly impact the economic performance of the entities. Therefore, the MUFG Group does not consider itself to be the primary beneficiary of these entities, except for limited circumstances where the MUFG Group is directly involved with the structuring of the transaction and has the power to direct the activities of the entities that most significantly impact the economic performance of the entities.

Project Financing Vehicles

These entities are established to raise funds in connection with, among others, production of natural resources, construction and development of urban infrastructure (including power plants and grids, highways and ports), and the development of real estate properties or complexes. These projects typically involve special purpose companies which issue senior and subordinate financing to raise funds in connection with the various projects. The subordinate financing is usually provided by parties that will ultimately make use of the assets constructed or developed. By contrast, the senior financing is typically provided by financial institutions, including the MUFG Group. Because the MUFG Group’s participation to these entities is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities and does not consolidate them.

Sale and Leaseback Vehicles

The MUFG Group is involved with vehicles that acquire assets, primarily real estate, from the MUFG Group’s clients and other unrelated parties where the sellers of the assets continue to use the assets through leaseback agreements. These vehicles typically take the form of a limited partnership where the general partner effectively has no power to direct the activities that most significantly impact the economic performance because an equity holder of the general partner serves a perfunctory role. Therefore, these vehicles are considered as VIEs. The subordinated financing of these vehicles is usually provided by the sellers of the assets, with the MUFG Group providing senior financing for the vehicles. Because the MUFG Group’s participation to these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary.

Securitization of Client Real Estate Properties

These entities are established for the purpose of securitizing real estate properties held by the MUFG Group’s customers. In most cases, these entities take the form of a limited partnership or a special purpose

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

company. These entities are designed to have non-substantive power to direct the activities that most significant impact the economic performance because the general partner or an equity holder serves a perfunctory role. The entities are typically funded by senior and subordinated financing where the original owners of the properties provide the subordinated financing, primarily in the form of partnership interests or subordinated notes, and financial institutions, including the MUFG Group, provide senior financing in the form of senior loans. Because the MUFG Group’s participation to these vehicles is only to provide financing, it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Therefore, the MUFG Group is not considered as the primary beneficiary.

Repackaged Instruments

This category primarily comprises the following:

Investments in Financially-Engineered Products

The MUFG Group is involved in special purpose entities that have been established to issue financial products through the engineering and repackaging of existing financial instruments, such as collateralized debt obligations (“CDOs”) and synthetic CDOs. These special purpose entities are considered as VIEs because holders of equity investment at risks do not have the power to direct the activities that most significantly impact the economic performance. These special purpose entities are generally arranged and managed by parties that are not related to the MUFG Group. The MUFG Group’s involvement with the entities arranged and managed by third parties is for investment purposes. In these cases, the MUFG Group participates as one of many other investors and the MUFG Group typically holds investments in senior tranches or tranches with high credit ratings. Therefore, the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance, and thus is not considered as the primary beneficiary of these entities.

In certain instances, special purpose entities have been established and are managed by the MUFG Group. The MUFG Group’s involvement includes establishing and arranging the transaction and underwriting securities issued by the entities to general investors. For these entities, the MUFG Group has the power to direct activities that most significantly impact the economic performance and it has the obligation to absorb losses or receive benefits that could potentially be significant to the entities. As such, the MUFG Group considers itself as the primary beneficiary of these entities.

Investments in Securitized Financial Instruments

The MUFG Group holds investments in special purpose entities that issue securitized financial products. The assets held by the special purpose entities include credit card receivables and residential mortgage loans. These entities are established and managed by parties that are unrelated to the MUFG Group and the MUFG Group’s involvement with these entities is for its own investment purposes. In all cases, the MUFG Group participates as one of many other investors and the MUFG Group does not have the power to direct activities of the entities that most significantly impact the entities’ economic performance. Therefore, the MUFG Group is not considered as the primary beneficiary of these entities.

Securitization of the MUFG Group’s Assets

The MUFG Group establishes entities to securitize its own financial assets that include, among others, corporate and retail loans and lease receivables. The entities used for securitization, which typically take the form

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

of a special purpose company or a trust, are established by the MUFG Group and, in most cases, issue senior and subordinate interests or financing. After securitization, the MUFG Group typically continues to service securitized assets as a servicer. The MUFG Group may also retain subordinate interests or financing or other interests. The MUFG Group is considered as the primary beneficiary and consolidates the entities used for securitization since it has the obligation to absorb losses through subordinate interests, and also has the power for determining and implementing of policies as servicer that give it the ability to manage the entities assets that become delinquent or are in default in order to improve the economic performance of the entity.

Trust Arrangements

The MUFG Group offers, primarily through its wholly-owned trust banking subsidiary, MUTB, a variety of trust products and services including securities investment trusts, pension trusts and trusts used as securitization vehicles. In a typical trust arrangement, however, the MUFG Group manages and administers assets on behalf of the customers in an agency, fiduciary and trust capacity and does not assume risks associated with the entrusted assets. The trusts are generally considered as VIEs because the trust beneficiaries, who provide all of the equity at risk, usually do not have power to direct the activities that most significantly impact its economic performance in the arrangements. The MUFG Group, however, is not considered as the primary beneficiary because it merely receives fees for compensation of its services on terms that are customary for these activities and the fees are insignificant relative to the total amount of the entities’ economic performance and variability.

With respect to the jointly operated designated money in trusts, MUTB pools money from investors or trust beneficiaries and determines how best to invest it. MUTB typically invests in high-quality financial assets, including government bonds, corporate bonds and corporate loans including loans to MUTB and receives fees as compensation for services. In this role as a sponsor of these products, MUTB provides guarantees under which it is required to compensate a loss on the stated principal of the trust beneficial interests. MUTB is considered as the primary beneficiary of these products because it is exposed to a potentially significant amount of losses and also has the power to direct activities of these products that most significantly impact the economic performance. Upon consolidation of the jointly operated designated money in trusts, the certificates issued to the trust beneficiaries are accounted for as deposit liabilities as the products are structured and marketed to customers similar to MUTB’s term deposit products.

MUTB considers the likelihood of incurring losses on the face value guarantee to be highly remote. In the trusts’ operational history that extends over decades, the face value guarantee has never been called upon. The variability in fair value of the net assets of jointly operated designated money in trusts has been primarily affected by the fluctuations in interest rates, and the majority of such variability has been absorbed by general investors. Accordingly, under previous guidance, the MUFG Group was not considered as the primary beneficiary because it would not absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both.

Others

This category primarily comprises the following:

Financing Vehicles of the MUFG Group’s Customers

The MUFG Group is involved with several entities that are established by the MUFG Group’s customers. These entities borrow funds from financial institutions and extend loans to their group entities. These entities

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

effectively work as fund-raising vehicles for their respective group companies and enable the groups to achieve efficient financing by integrating their financing activities into a single entity. In all cases the MUFG Group is not considered as the primary beneficiary because the MUFG Group’s participation to these entities is only to provide financing, and the customers effectively holds the power to direct activities of these entities that most significantly impact the economic performance of the entities.

Funding Vehicles

The MUFG Group has established several wholly-owned, off-shore vehicles which issue securities, typically preferred stock that is fully guaranteed by the MUFG Group, to investors unrelated to the MUFG Group to fund purchases of debt instruments issued by the MUFG Group. These entities are considered as VIEs because the MUFG Group’s investment in the vehicles’ equity is not considered at risk and substantive as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MUFG Group. Because the MUFG Group does not have variable interests in these financing vehicles, these financing vehicles are not considered as the MUFG Group’s subsidiaries.

Troubled Borrowers

During the normal course of business, the borrowers from the MUFG Group may experience financial difficulties and sometimes enter into certain transactions that require the MUFG Group to assess whether they would be considered as VIEs due to their difficult financial position. While in most cases such borrowers are not considered as VIEs when the transactions take place, in limited circumstances they are considered as VIEs due to insufficient equity investment at risk. In all cases, however, the MUFG Group is not considered as the primary beneficiary because the power to direct activities that most significantly impact the economic performance of the troubled borrowers resides with management of the troubled borrowers, and the MUFG Group, as a lender, does not have power over or assume any role in management.

14.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is based on the financial information prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information is not consistent with the condensed consolidated financial statements prepared on the basis of US GAAP. A reconciliation is provided for the total amounts of segments’ total operating profit with income before income tax expense under US GAAP.

The following is a brief explanation of the MUFG Group’s business segments.

Integrated Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Integrated Corporate Banking Business Group—Covers all domestic and overseas corporate businesses, including commercial banking, investment banking, trust banking and securities businesses as well as UNBC. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

methods to match the different growth stages and financial needs of the MUFG Group’s corporate customers. UNBC is a bank holding company in the United States, whose primary subsidiary, Union Bank, is one of the largest commercial banks in California by both total assets and total deposits. Union Bank provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally.

Integrated Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets—Consists of the treasury operations of BTMU and MUTB. Global Markets also conducts asset liability management and liquidity management and provides various financial operations such as money markets and foreign exchange operations and securities investments.

Other—Consists mainly of the corporate centers of MUFG, BTMU and MUTB. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Effective April 1, 2010, there were changes made in the managerial accounting methods, including those regarding revenue and expense distribution among the MUFG Group’s business segments. The table set forth below has been reclassified to conform to the new basis of managerial accounting:

	Integrated Retail Banking Business Group	Integrated Corporate Banking Business Group					Integrated Trust Assets Business Group
		Domestic	Overseas
			Other than UNBC	UNBC	Overseas Total	Total		Global Markets	Other	Total
	(in billions)
Six months ended September 30, 2009:
Net revenue:	¥725.9	¥454.8	¥173.6	¥135.5	¥309.1	¥763.9	¥78.1	¥256.2	¥(7.9)	¥1,816.2
BTMU and MUTB:	331.4	372.1	106.2	—	106.2	478.3	30.7	248.2	(29.6)	1,059.0
Net interest income	276.9	221.5	69.1	—	69.1	290.6	—	192.4	(26.6)	733.3
Net fees	48.2	165.1	54.7	—	54.7	219.8	30.7	(13.0)	(10.8)	274.9
Other	6.3	(14.5)	(17.6)	—	(17.6)	(32.1)	—	68.8	7.8	50.8
Other than BTMU and MUTB(1)	394.5	82.7	67.4	135.5	202.9	285.6	47.4	8.0	21.7	757.2
Operating expenses	500.5	257.4	100.7	85.8	186.5	443.9	45.1	32.2	100.2	1,121.9

Operating profit (loss)	¥225.4	¥197.4	¥72.9	¥49.7	¥122.6	¥320.0	¥33.0	¥224.0	¥(108.1)	¥694.3

Six months ended September 30, 2010:
Net revenue:	¥681.8	¥468.8	¥158.4	¥141.2	¥299.6	¥768.4	¥78.0	¥369.5	¥(17.8)	¥1,879.9
BTMU and MUTB:	318.2	398.3	114.7	—	114.7	513.0	29.8	365.8	(26.2)	1,200.6
Net interest income	257.0	218.7	60.4	—	60.4	279.1	—	151.0	(4.8)	682.3
Net fees	57.0	151.9	47.3	—	47.3	199.2	29.8	(4.9)	(21.5)	259.6
Other	4.2	27.7	7.0	—	7.0	34.7	—	219.7	0.1	258.7
Other than BTMU and MUTB(1)	363.6	70.5	43.7	141.2	184.9	255.4	48.2	3.7	8.4	679.3
Operating expenses	476.1	252.2	103.3	91.0	194.3	446.5	48.7	29.5	79.7	1,080.5

Operating profit (loss)	¥205.7	¥216.6	¥55.1	¥50.2	¥105.3	¥321.9	¥29.3	¥340.0	¥(97.5)	¥799.4

Note:	(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2009 and 2010 above to income before income tax expense shown on the condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2009	2010
	(in billions)
Operating profit	¥694	¥799
Provision for credit losses	(381)	(186)
Foreign exchange gains—net	189	163
Trading account profits—net	263	270
Equity investment securities gains—net	71	24
Debt investment securities losses—net	(6)	(87)
Equity in losses of equity method investees	(84)	(21)
Impairment of intangible assets	(9)	(16)
Other—net	19	19

Income before income tax expense	¥756	¥965

15. FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under the applicable accounting guidance. The guidance also specifies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Based on the observability of the inputs used in the valuation techniques, the following three-level hierarchy is specified by the guidance:

•	Level 1—Unadjusted quoted prices for identical instruments in active markets.

•

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instruments.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instruments.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The MUFG Group has an established and documented process for determining fair values in accordance with the guidance. When available, quoted market prices are used to determine fair value. If quoted market prices

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

are not available, fair value is based upon valuation techniques that use, where possible, current market-based or non-market-based parameters, such as interest rates, yield curves, foreign exchange rates, volatilities and credit curves. The fair values of liabilities are determined by discounting future cash flows at a rate which incorporates the MUFG Group’s own creditworthiness. In addition, valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include, but not limited to, amounts that reflect counterparty credit quality, liquidity risk and model risk.

The following section describes the valuation methodologies adopted by the MUFG Group to measure fair values of certain financial instruments. The discussion includes the general classification of such financial instruments in accordance with the valuation hierarchy, a brief explanation of the valuation techniques, the significant inputs to those models, and any additional significant assumptions.

Interest-earning Deposits in Other Banks

Certain interest-earning deposits are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by market rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. As the inputs into the valuation are readily observable, these deposits are classified in Level 2 of the valuation hierarchy.

Receivables Under Resale Agreements

Certain receivables under resale agreements are measured at fair value by using discounted cash flows due to election of the fair value option. Cash flows are estimated based on the terms of the contracts and discounted by the interest rates applicable to the maturity of the contracts, which are adjusted to reflect credit risks on counterparties. These receivables are classified in Level 2 of the valuation hierarchy.

Trading Accounts Assets and Liabilities—Trading Securities

When quoted prices are available in an active market, the MUFG Group adopts the quoted market prices to measure the fair values of securities and such securities are classified in Level 1 of the valuation hierarchy. Examples of Level 1 securities include certain Japanese and foreign government bonds, residential mortgage-backed securities and equity securities.

When quoted market prices are available but not traded actively, such securities are classified in Level 2 of the valuation hierarchy. These securities include certain Japanese government agency bonds, Japanese prefectural and municipal bonds, foreign governments and official institutions bonds, corporate bonds, residential mortgage-backed securities and equity securities.

When quoted market prices are not available, the MUFG Group estimates fair values by using internal valuation techniques, quoted price of securities with similar characteristics or non-binding prices obtained from independent pricing vendors. Such securities include certain commercial papers, corporate bonds, asset-backed securities and residential mortgage-backed securities. For commercial papers, the MUFG Group estimates fair value by using discounted cash flow techniques. The cash flows are estimated in accordance with the terms of contracts and discounted using a discount rate based on yield curve estimated from market rates appropriate to the securities. Commercial papers are generally classified in Level 2 of the valuation hierarchy. For corporate bonds, the MUFG Group estimates fair value by using the internal models. Key inputs of the internal models include estimated cash flows based on the terms of the contracts, yield curves based on the market rates and

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

volatilities. Corporate bonds using such methods are generally classified in Level 2 of the valuation hierarchy. If such key inputs are unobservable, they are classified in Level 3 of the valuation hierarchy. Certain investments in funds valued at net assets value are classified in Level 2 if they can be redeemed at their net asset value at the measurement date or in the near future.

When there is less liquidity for securities or significant inputs adopted to the fair value measurements are less observable, such securities are classified in Level 3 of the valuation hierarchy. Examples of such Level 3 securities include CLOs backed by general corporate loans, which are classified in asset-backed securities. Those CLO’s are measured by weighting the estimated amounts from the internal models and the non-binding quotes from the independent broker-dealers. The weight of the broker-dealer quote is determined based on the result of inquiries to the broker-dealers for their basis of the fair value calculation with consideration of activity level of the market. Key inputs of the internal models include projected cash flows through an analysis of underlying loans, probability of default which incorporates market indices such as LCDX which is an index of loan credit default swaps, repayment rates and discount rates reflecting liquidity premiums based on historical market data.

Trading Accounts Assets and Liabilities—Derivatives

Exchange-traded derivatives valued using quoted prices are classified in Level 1 of the valuation hierarchy. Examples of Level 1 derivative include security future transactions and interest rate future transactions. However, the majority of the derivative contracts entered into by the MUFG Group are traded over-the-counter and valued using internally developed techniques as there are no quoted market prices for such instruments. The valuation models and inputs vary depending on the types and contractual terms of the derivative instruments. The principal models adopted to value those instruments include discounted cash flows, the Black-Scholes model and the Hull-White model. The key inputs include interest rate yield curve, foreign currency exchange rates, volatility, credit quality of the counterparty or the MUFG Group and spot prices of the underlying. These models are commonly accepted in the financial industry and key inputs to the models are readily observable from an actively quoted market. Derivative instruments valued by such models and inputs are generally classified in Level 2 of the valuation hierarchy. Examples of such Level 2 derivatives include plain interest rate swaps, foreign currency forward contracts and currency option contracts.

Derivatives that are valued based on models with significant unobservable input are classified in Level 3 of the valuation hierarchy. Examples of Level 3 derivatives include long-term interest rate or currency swaps and certain credit derivatives, where significant inputs such as volatility, credit curves and correlation of such inputs are unobservable.

Investment Securities

Investment securities include available-for-sale debt and equity securities, whose fair values are measured using the same methodologies as the trading securities described above except for certain private placement bonds issued by Japanese non-public companies. Fair values of certain private placement bonds issued by Japanese non-public companies are measured based on discounted cash flow methods by using discount rates applicable to the maturity of the bonds, which are adjusted to reflect credit risk of issuers. From the second half of the fiscal year ended March 31, 2010, the credit risk of issuers are included in the future cash flows being discounted at the rate applicable to the maturity of the bonds. The private placement bonds are generally utilized to finance medium or small size non-public companies as an alternative of loans. These bonds are classified as either Level 2 or Level 3 of the valuation hierarchy depending on the significance of the adjustments for unobservable credit worthiness inputs. This account also includes investment in nonmarketable equity securities which are subject to specialized industry accounting practice. The valuation of such nonmarketable equity

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

securities involves significant management judgment due to the absence of quoted market prices, lack of liquidity and the long term nature of these investments. Furthermore, there may be restriction of transfer on nonmarketable equity securities. The MUFG Group values such securities initially at transaction prices and subsequently adjusts valuations considering evidence such as current sales transactions of similar securities, initial public offerings, recent equity issuances and change in financial condition of investee companies. Nonmarketable equity securities are included in Level 3 of the valuation hierarchy.

Other Assets

Other assets measured at fair value mainly consist of securities that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments. The securities under lending transactions mainly consist of certain Japanese and foreign government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Money in trust for segregating cash deposited by customers on security transactions mainly consists of certain Japanese government bonds which are valued using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above and is included in Level 1 or Level 2 of the valuation hierarchy depending on the component assets.

The fair values of derivatives designated as hedging instruments are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Derivatives” above.

Obligations to Return Securities Received as Collateral

Obligations to return securities received as collateral under the securities lending transactions are measured at fair values of securities received as collateral. The securities received as collateral consist primarily of certain Japanese and foreign government bonds, whose fair values are measured using the methodologies described in the “Trading Accounts Assets and Liabilities—Trading Securities” above.

Other Short-term Borrowings and Long-term Debt

Certain other short-term borrowings and long-term debt are measured at fair values due to election of the fair value option. These instruments under the fair value option are measured principally using internally developed models such as the discounted cash flow method. Where the inputs into the valuation are mainly based on observable inputs, these instruments are classified in Level 2 of the valuation hierarchy. Where significant inputs are unobservable, they are classified in Level 3 of the valuation hierarchy.

Market Valuation Adjustments

Counterparty credit risk adjustments are applied to certain financial assets such as over-the-counter derivatives. As not all counterparties have the same credit rating, it is necessary to take into account the actual credit rating of a counterparty to arrive at the fair value. In addition, the counterparty credit risk adjustments take into account the effect of credit risk mitigates such as pledged collateral and legal right of offsets with the counterparty.

Own credit risk adjustments which reflect own creditworthiness are applied to financial liabilities measured at fair value.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Liquidity adjustments are applied mainly to the instruments classified in Level 3 of the fair value hierarchy when recent prices of such instruments are unobservable in inactive or less active markets. The liquidity adjustments are based on the facts and circumstances of the markets including the availability of external quotes and the time since the latest available quote.

Model valuation adjustments such as unobservable parameter valuation adjustments may be provided when the fair values of instruments are determined based on internally developed models. Examples of such adjustments include adjustments to the model price of certain derivative financial instruments where parameters such as correlation are unobservable. Unobservable parameter valuation adjustments are applied to mitigate the possibility of error in the model based estimate value.

Investments in Certain Entities That Calculate Net Asset Value per Share

The MUFG Group has investments mainly in hedge funds, private equity funds, and real estate funds included in recurring and nonrecurring items.

Hedge funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies. The MUFG Group’s investments in these funds are generally redeemable on monthly-quarterly basis with 30-90 days notice.

Private equity funds have specific investment objectives in connection with their acquisition of equity interests, such as providing financing and other support to start-up businesses, medium and small entities in a particular geographical area, and to companies with certain technology or companies in a high-growth industry. Generally, these investments cannot be redeemed with the funds and the return of invested capital and its gains are derived from distributions received upon the liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds would be liquidated within a ten year period.

Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. These investments are generally not redeemable with the funds. Distributions from each fund will be received as the underlying investments of the funds are liquidated. It is estimated that the underlying assets of the funds would be liquidated within a three year period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2010 and September 30, 2010:

	March 31, 2010
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥13,308,112	¥4,332,959	¥1,166,538	¥18,807,609
Debt securities
Japanese national government and Japanese government agency bonds	4,480,316	94,718	—	4,575,034
Japanese prefectural and municipal bonds	—	91,076	—	91,076
Foreign governments and official institutions bonds	6,237,215	487,898	171,534	6,896,647
Corporate bonds	—	1,072,625	494,987	1,567,612
Residential mortgage-backed securities	1,402,188	200,096	56,468	1,658,752
Commercial mortgage-backed securities	—	—	17,315	17,315
Asset-backed securities	—	127,301	389,061	516,362
Other debt securities	—	5,166	—	5,166
Commercial paper	—	1,473,625	—	1,473,625
Equity securities(2)	1,188,393	780,454	37,173	2,006,020
Trading derivative assets	25,878	8,446,637	382,952	8,855,467
Investment securities:
Securities available for sales	43,871,776	4,176,491	2,363,609	50,411,876
Debt securities
Japanese national government and Japanese government agency bonds	38,324,775	1,108,086	—	39,432,861
Japanese prefectural and municipal bonds	—	277,831	3,069	280,900
Foreign governments and official institutions bonds	1,223,777	33,852	87,597	1,345,226
Corporate bonds	—	1,311,183	2,163,465	3,474,648
Residential mortgage-backed securities	3,839	910,745	26,827	941,411
Commercial mortgage-backed securities	—	38,820	14,475	53,295
Asset-backed securities	—	260,723	67,095	327,818
Other debt securities	—	47	990	1,037
Marketable equity securities	4,319,385	235,204	91	4,554,680
Other investment securities	—	1,122	33,904	35,026
Others(3)(4)	442,086	206,447	17,217	665,750

Total	¥57,647,852	¥17,163,656	¥3,964,220	¥78,775,728

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥166,020	¥2,629	¥—	¥168,649
Trading derivative liabilities	77,470	8,031,143	411,564	8,520,177
Obligation to return securities received as collateral	3,071,320	158,001	—	3,229,321
Others(5)	—	467,590	45,347	512,937

Total	¥3,314,810	¥8,659,363	¥456,911	¥12,431,084

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2010
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥16,526,780	¥4,361,270	¥1,210,867	¥22,098,917
Debt securities
Japanese national government and Japanese government agency bonds	5,462,647	302,952	—	5,765,599
Japanese prefectural and municipal bonds	—	117,602	—	117,602
Foreign governments and official institutions bonds	7,519,220	752,570	162,933	8,434,723
Corporate bonds	—	1,121,925	574,641	1,696,566
Residential mortgage-backed securities	2,389,613	313,860	51,008	2,754,481
Commercial mortgage-backed securities	—	—	15,429	15,429
Asset-backed securities	—	39,785	370,391	410,176
Other debt securities	—	4,963	—	4,963
Commercial paper	—	927,091	—	927,091
Equity securities(2)	1,155,300	780,522	36,465	1,972,287
Trading derivative assets	38,735	12,218,172	115,738	12,372,645
Interest rate contracts	5,920	9,163,420	20,240	9,189,580
Foreign exchange contracts	80	2,849,670	86,158	2,935,908
Equity contracts	23,780	34,377	2,957	61,114
Commodity contracts	8,955	117,816	3,794	130,565
Credit derivative contracts	—	52,889	2,589	55,478
Investment securities:
Securities available for sale	47,114,306	3,813,115	2,328,772	53,256,193
Debt securities
Japanese national government and Japanese government agency bonds	42,317,675	992,353	—	43,310,028
Japanese prefectural and municipal bonds	—	203,776	2,959	206,735
Foreign governments and official institutions bonds	1,206,733	108,413	84,148	1,399,294
Corporate bonds	—	1,149,514	2,166,587	3,316,101
Residential mortgage-backed securities	3,184	828,208	26,898	858,290
Commercial mortgage-backed securities	—	29,708	13,256	42,964
Asset-backed securities	—	348,527	33,718	382,245
Other debt securities	—	1	971	972
Marketable equity securities	3,586,714	152,615	235	3,739,564
Other investment securities	—	1,119	31,171	32,290
Others(3)(4)	428,670	212,152	15,908	656,730

Total	¥64,108,491	¥20,605,828	¥3,702,456	¥88,416,775

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥164,259	¥2,168	¥—	¥166,427
Trading derivative liabilities	34,029	11,705,645	107,677	11,847,351
Interest rate contracts	5,183	8,912,462	53,306	8,970,951
Foreign exchange contracts	138	2,617,547	41,491	2,659,176
Equity contracts	16,984	53,640	9,377	80,001
Commodity contracts	11,724	74,584	3,160	89,468
Credit derivative contracts	—	47,412	343	47,755
Obligation to return securities received as collateral	3,089,940	155,336	—	3,245,276
Others(5)	—	434,483	66,421	500,904

Total	¥3,288,228	¥12,297,632	¥174,098	¥15,759,958

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Include securities under fair value option.
	(2)	Include investments valued at net asset value of ¥304,120 million and ¥215,737 million at March 31, 2010 and September 30, 2010, respectively. The unfunded commitments related to these investments at March 31, 2010 and September 30, 2010 are ¥6,455 million and ¥5,128 million, respectively. These investments are mainly hedge funds.
	(3)	Include interest-earning deposits in other banks, receivables under resale agreements, securities under lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivatives designated as hedging instruments.
	(4)	Include investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2010 were ¥7,050 million, ¥4,002 million and ¥3,972 million, respectively, and those at September 30, 2010 were ¥7,484 million, ¥3,748 million and ¥3,691 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2010 were ¥2,758 million, ¥3,325 million and ¥3,532 million, respectively, and those at September 30, 2010 were ¥2,300 million, ¥2,883 million and ¥3,197 million, respectively.
	(5)	Include other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2010, the transfers between Level 1 and Level 2 were not significant.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Change in Level 3 Recurring Fair Value Measurements

The following table presents a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2009 and 2010. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources); accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	March 31, 2009(7)	Total realized/ unrealized gains (losses)			Purchases, issuances and settlements(7)	Transfer into Level 3— beginning of period(5)(7)	Transfer out of Level 3— end of period(5)(7)	September 30, 2009(7)	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2009(7)
		Included in earnings(7)		Included in other changes in equity from nonowner sources(7)
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,906,009	¥105,267	(2)	¥—	¥(257,193)	¥2,553	¥(4,892)	¥1,751,744	¥92,687	(2)
Debt securities
Foreign governments and official institutions bonds	193,673	66		—	7,622	—	—	201,361	(751)
Corporate bonds	509,257	18,097		—	108	2,553	(4,892)	525,123	14,682
Residential mortgage-backed securities(7)	113,495	11,877		—	(55,138)	—	—	70,234	8,307
Commercial mortgage-backed securities(7)	16,401	3,950		—	(4,533)	—	—	15,818	3,960
Asset-backed securities(7)	702,996	33,891		—	(106,986)	—	—	629,901	28,088
Equity securities	370,187	37,386		—	(98,266)	—	—	309,307	38,401
Trading derivatives—net	4,491	(19,577	)(2)	—	(11,866)	17,735	(17,334)	(26,551)	31,864	(2)
Investment securities:
Securities available for sale	3,335,664	(279	)(3)	26,140	(174,503)	62,976	(370,644)	2,879,354	(14,488	)(3)
Debt securities
Japanese prefectural and municipal bonds	4,471	7		—	(203)	—	—	4,275	6
Foreign governments and official institutions bonds	24,148	—		(834)	5,797	—	—	29,111	—
Corporate bonds	3,043,083	(258)		22,012	(157,748)	62,976	(237,741)	2,732,324	(14,523)
Residential mortgage-backed securities	32,302	—		3	(2,922)	—	—	29,383	—
Commercial mortgage-backed securities	18,086	—		(170)	(1,758)	—	—	16,158	—
Asset-backed securities	205,271	(88)		3,729	(17,776)	—	(132,903)	58,233	(23)
Other debt securities	1,357	52		40	6	—	—	1,455	52
Marketable equity securities	6,946	8		1,360	101	—	—	8,415	—
Other investment securities	42,681	(5,855	)(4)	204	133	—	(343)	36,820	(2,898	)(4)
Others	18,312	(734	)(4)	—	10,479	—	—	28,057	(694	)(4)

Total	¥5,307,157	¥78,822		¥26,344	¥(432,950)	¥83,264	¥(393,213)	¥4,669,424	¥106,471

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥9,443	¥—	¥—	¥9,443	¥—
Others	(133,087)	(9,608	)(4)	(514)	(954)	—	35	(123,884)	(8,080	)(4)

Total	¥(133,087)	¥(9,608)		¥(514)	¥8,489	¥—	¥35	¥(114,441)	¥(8,080)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total realized/ unrealized gains (losses)									Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2010
	March 31, 2010	Included in earnings		Included in other changes in equity from nonowner sources	Purchases, issuances and settlements	Transfer into Level 3— beginning of period(5)		Transfer out of Level 3— beginning of period(5)		September 30, 2010
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,166,538	¥(13,790	)(2)	¥—	¥17,218	¥54,753		¥(13,852)		¥1,210,867	¥(17,528	)(2)
Debt securities
Foreign governments and official institutions bonds	171,534	6,281		—	(25,090)	10,208		—		162,933	3,038
Corporate bonds	494,987	(13,471)		—	60,872	44,545	(6)	(12,292	)(6)	574,641	(10,054)
Residential mortgage-backed securities	56,468	(1,185)		—	(4,275)	—		—		51,008	(1,631)
Commercial mortgage-backed securities	17,315	293		—	(2,179)	—		—		15,429	296
Asset-backed securities	389,061	(6,554)		—	(10,556)	—		(1,560)		370,391	(7,717)
Equity securities	37,173	846		—	(1,554)	—		—		36,465	(1,460)
Trading derivatives—net	(28,612)	18,766	(2)	3,531	(11,510)	18,019		7,867		8,061	22,283	(2)
Interest rate contracts—net	(45,467)	6,786		—	(8,503)	5,841		8,277		(33,066)	1,838
Foreign exchange contracts—net	6,440	12,015		3,546	(1,208)	12,291		11,583		44,667	18,118
Equity contracts—net	(8,272)	2,666		(15)	(799)	—		—		(6,420)	2,415
Commodity contracts—net	14,003	(61)		—	(1,202)	(113)		(11,993)		634	186
Credit derivative contracts—net	4,684	(2,640)		—	202	—		—		2,246	(274)
Investment securities:
Securities available for sale	2,363,609	(1,111	)(3)	9,819	(177,702)	350,407		(216,250)		2,328,772	(12,523	)(3)
Debt securities
Japanese prefectural and municipal bonds	3,069	4		8	(122)	—		—		2,959	4
Foreign governments and official institutions bonds	87,597	(221)		1,567	(4,795)	—		—		84,148	(221)
Corporate bonds	2,163,465	1,458		8,331	(159,432)	350,407	(6)	(197,642	)(6)	2,166,587	(10,883)
Residential mortgage-backed securities	26,827	(1,063)		51	1,083	—		—		26,898	(1,104)
Commercial mortgage-backed securities	14,475	(299)		(27)	(893)	—		—		13,256	(300)
Asset-backed securities	67,095	(971)		(132)	(13,666)	—		(18,608)		33,718	—
Other debt securities	990	(19)		—	—	—		—		971	(19)
Marketable equity securities	91	—		21	123	—		—		235	—
Other investment securities	33,904	(1,441	)(4)	(136)	(419)	—		(737)		31,171	(1,865	)(4)
Others	17,217	(546	)(4)	—	(763)	—		—		15,908	(546	)(4)

Total	¥3,552,656	¥1,878		¥13,214	¥(173,176)	¥423,179		¥(222,972)		¥3,594,779	¥(10,179)

Liabilities
Others	¥45,347	¥(23,721	)(4)	¥14,786	¥(1,035)	¥378		¥12,796		¥66,421	¥(20,531	)(4)

Total	¥45,347	¥(23,721)		¥14,786	¥(1,035)	¥378		¥12,796		¥66,421	¥(20,531)

Notes:	(1)	Include trading securities under fair value option.
(2)	Included in trading account profits—net and foreign exchange gains—net.
(3)	Included in investment securities gains—net.
(4)	Included in trading account profits—net.
(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period during the six months ended September 30, 2010 while all transfers out of Level 3 were assumed to have occurred at the end of the period during the six months ended September 30, 2009.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(6)	Transfer out of and transfer into Level 3 for corporate bonds were due principally to changes in the impact of unobservable credit worthiness inputs of the private placement bonds.
(7)	The reconciliation of residential mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities during the six months ended September 30, 2009, which were reported in the Form 6-K for the six months ended September 30, 2009, have been restated as follows. The amounts of those assets at March 31, 2009 had been previously restated in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2010:

			Total realized/unrealized gains (losses)
	March 31, 2009		Included in earnings		Included in other changes in equity from nonowner sources		Purchases, issuances and settlements
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Residential mortgage-backed securities	¥10,643	¥113,495	¥1,907	¥11,877	¥—	¥—	¥(3,495)	¥(55,138)
Commercial mortgage-backed securities	13,948	16,401	3,487	3,950	—	—	(4,497)	(4,533)
Asset-backed securities	808,301	702,996	44,324	33,891	—	—	(158,665)	(106,986)

	Transfer into Level 3— beginning of period		Transfer out of Level 3— end of period		September 30, 2009		Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2009
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Residential mortgage-backed securities	¥—	¥—	¥—	¥—	¥9,055	¥70,234	¥3,341	¥8,307
Commercial mortgage-backed securities	—	—	—	—	12,938	15,818	3,507	3,960
Asset-backed securities	—	—	—	—	693,960	629,901	33,507	28,088

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2010 and September 30, 2010:

	March 31, 2010
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥14,127	¥14,127
Loans	10,346	37,247	385,979	433,572
Premises and equipment	—	—	11,025	11,025
Intangible assets	—	—	52,262	52,262
Other Assets(1) (2)	144,659	—	29,781	174,440

Total	¥155,055	¥37,247	¥493,174	¥685,426

Notes:	(1)	Include investments valued at net asset value of ¥22,686 million. The unfunded commitments related to these investments of ¥12,269 million. These investments are private equity funds.
	(2)	Include investments in equity method investees.

	September 30, 2010
	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥3,405	¥3,405
Loans:	10,297	26,986	348,326	385,609
Loans held for sale	—	12,851	3,203	16,054
Collateral dependent loans	10,297	14,135	345,123	369,555
Premises and equipment	—	—	9,750	9,750
Intangible assets	—	—	21,446	21,446
Other Assets:	36,673	—	11,119	47,792
Investments in equity method investees(1)	36,673	—	7,989	44,662
Other	—	—	3,130	3,130

Total	¥46,970	¥26,986	¥394,046	¥468,002

Note:	(1)	Include investments valued at net asset value of ¥8,865 million. The unfunded commitments related to these investments of ¥3,896 million. These investments are private equity funds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the nonrecurring changes in fair value which were recorded during the six months ended September 30, 2009 and 2010:

Losses (Gains) for the six months ended September 30, 2009
(in millions)
Investment securities	¥19,272
Loans	132,157
Premises and equipment	7,097
Intangible assets	9,239
Other assets(1)	86,812

Total	¥254,577

Note:	(1)	Include investments in equity method investees. The MUFG Group recorded impairment losses on investments in certain affiliated companies, mainly a consumer finance company, of ¥83,452 million.

Losses (Gains) for the six months ended September 30, 2010
(in millions)
Investment securities	¥2,591
Loans	93,668
Loans held for sale	(40)
Collateral dependent loans	93,708
Premises and equipment	2,828
Intangible assets	16,363
Other assets	16,514
Investments in equity method investees	16,352
Other	162

Total	¥131,964

Investment securities include mainly impaired cost method nonmarketable equity securities which were written down to fair value during the period. The fair values are determined based on recent financial position and projected future cash flows of investees.

Loans include loans held for sale and collateral dependent loans. Loans held for sale are recorded at the lower of cost or estimated fair value. The fair value of the loans held for sale is based on secondary market, recent transactions or discounted cash flows. These loans are principally classified in Level 3 of the valuation hierarchy, and when quoted prices are available but not traded actively, such loans held for sale are classified in Level 2 of the valuation hierarchy. Collateral dependent loans are measured at fair value of the underlying collateral. Collaterals are comprised mainly of real estate and exchange traded equity securities. The MUFG Group maintains an established process for determining the fair value of real estate, using valuation techniques, including, but not limited to, the valuation derived mainly from current transaction prices of comparable assets and discounted cash flow models. Loans impaired that are measured based on underlying real estate collateral are classified in Level 3 of the valuation hierarchy.

Premises and equipment consist of those assets which were written down to fair values. The fair values are determined based on prices obtained from appraisers or discounted cash flows. These impaired premises and equipment are classified in Level 3 of the valuation hierarchy.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Intangible assets consist of those assets which were written down to fair values. The fair values are determined based on discounted cash flows. These impaired intangible assets are classified in Level 3 of the valuation hierarchy.

Other assets mainly consist of investments in equity method investees which were written down to fair value due to impairment. The MUFG Group records impairment losses when a decline in fair value below cost is other than temporary based on the quoted market price. The impairment losses are included in equity in losses of equity method investees in the condensed consolidated statements of income. When investments in equity method investees are marketable equity securities, the fair values are determined based on quoted market prices. Impaired investments in equity method investees which are marketable equity securities are classified in either Level 1 or Level 2 of the valuation hierarchy. When investments in equity method investees are nonmarketable equity securities, the fair values are determined using the same methodologies as impaired nonmarketable equity securities described above. Impaired investments in equity method investees which are nonmarketable equity securities are classified in Level 3 of the valuation hierarchy.

Fair Value Option

The MUFG Group elected the fair value option for foreign currency denominated debt securities and equity securities held by BTMU and MUTB. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates as the gains and losses on translation of these securities were reflected in other changes in equity from nonowner sources, while the gains and losses on translation of foreign currency-denominated financial liabilities were included in current earnings.

The MUFG Group also elected the fair value option for certain financial instruments held by MUSHD’s foreign subsidiaries because those financial instruments are managed on a fair value basis, and these exposures are considered to be trading-related positions. These financial assets are included in interest-earning deposits in other banks and receivables under resale agreements. These financial liabilities are included in other short-term borrowings and long-term debt. Unrealized gains and losses on such financial instruments are recognized in the condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the gains or losses recorded during the six months ended September 30, 2009 and 2010 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2009			2010
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Interest-earning deposits in other banks	¥(1,588)	¥—	¥(1,588)	¥1,536	¥—	¥1,536
Receivables under resale agreements(1)	(6,603)	—	(6,603)	3,889	—	3,889
Trading account securities	228,507	(522,145)	(293,638)	324,458	(843,457)	(518,999)

Total	¥220,316	¥(522,145)	¥(301,829)	¥329,883	¥(843,457)	¥(513,574)

Financial liabilities:
Other short-term borrowings(1)	¥2,057	¥—	¥2,057	¥(305)	¥—	¥(305)
Long-term debt(1)	83,091	—	83,091	(80,663)	—	(80,663)

Total	¥85,148	¥—	¥85,148	¥(80,968)	¥—	¥(80,968)

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial assets and liabilities are not material.

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2010 and September 30, 2010 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2010			September 30, 2010
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Receivables under resale agreements	¥31,500	¥30,832	¥(668)	¥31,234	¥31,433	¥199

Total	¥31,500	¥30,832	¥(668)	¥31,234	¥31,433	¥199

Financial liabilities:
Long-term debt	¥792,059	¥615,618	¥(176,441)	¥746,886	¥593,392	¥(153,494)

Total	¥792,059	¥615,618	¥(176,441)	¥746,886	¥593,392	¥(153,494)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates specified in the transactions and reported in the condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

In addition to financial instruments measured and disclosed on a fair value basis, the disclosure of the estimated fair value of financial instruments that are not carried at fair value is also required. The following is a summary of carrying amounts and estimated fair values of financial instruments at March 31, 2010 and September 30, 2010:

	March 31, 2010		September 30, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(in billions)
Financial assets:
Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions	¥17,465	¥17,465	¥16,396	¥16,396
Trading account assets, excluding derivatives	18,808	18,808	22,099	22,099
Investment securities	54,514	55,058	57,193	57,589
Loans, net of allowance for credit losses	90,870	91,812	85,319	86,422
Other financial assets	4,361	4,361	5,269	5,269
Derivative financial instruments:
Trading activities	8,855	8,855	12,373	12,373
Activities qualifying for hedges	9	9	1	1
Financial liabilities:
Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions	¥34,969	¥34,969	¥36,325	¥36,325
Interest-bearing deposits	117,868	117,972	117,983	118,071
Trading account liabilities, excluding derivatives	169	169	166	166
Obligations to return securities received as collateral	3,229	3,229	3,245	3,245
Due to trust account	1,560	1,560	660	660
Other short-term borrowings	6,097	6,097	6,327	6,327
Long-term debt	14,162	14,369	13,458	13,801
Other financial liabilities	3,981	3,981	4,182	4,182
Derivative financial instruments:
Trading activities	8,520	8,520	11,847	11,847
Activities qualifying for hedges	1	1	—	—

Not all of the financial instruments held by the MUFG Group are recorded at fair value on the condensed consolidated balance sheets. The methodologies and assumptions used to estimate fair value of financial instruments that are not recorded at fair value on the condensed consolidated balance sheets are summarized below:

Cash and due from banks, Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivable under securities borrowing transactions—For cash and due from banks including interest-earning deposits in other banks, call loans and funds sold, receivables under resale agreements and receivable under securities borrowing transactions, the carrying amounts are reasonable estimate of the fair values because of their short-term nature and limited credit risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Investment securities—The fair values of investment securities other than those classified as available for sale or being held to maturity (i.e., nonmarketable equity securities) are not readily determinable as they do not have quoted market prices or secondary market prices available. The fair values of certain nonmarketable equity securities, such as preferred stock convertible to marketable common stock in the future, issued by public companies are determined by utilizing commonly accepted valuation models, such as option pricing models. It is not practicable for the MUFG Group to estimate the fair value of other nonmarketable securities issued by nonpublic companies for which a quoted market price is not available. For these securities, the MUFG Group is unable to estimate fair value without incurring undue cost because they comprise investments in numerous unlisted companies and each investment represents an insignificant percentage relative to each company. Therefore, the above summary does not include the carrying amounts of such investment securities. The amounts not included in the above summary are ¥532 billion and ¥519 billion at March 31, 2010 and September 30, 2010, respectively.

Loans—The fair value of loans are estimated by discounting expected future cash flows based on types of loans, internal ratings and possibility of prepayment using the discount rates which include adjustments to reflect the expectations about possible variations to the current market rates. For certain residential loans with variable interest rates provided to individual home owners, the carrying amount is presented as the fair value since such carrying amount approximates the fair value, unless the creditworthiness of the borrower has changed significantly since the loan origination. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For receivables from bankrupt, virtually bankrupt, and likely to become bankrupt borrowers, credit loss is estimated based on the present value of expected future cash flows or the expected amount to be collected from collaterals and guarantees. The carrying amount is presented as the fair value since the fair value approximates such carrying amount.

Other financial assets—The estimated fair values of other financial assets, which primarily include accrued interest receivable, customers’ acceptance liabilities and accounts receivable, approximate their carrying amounts. The above summary does not include the carrying amounts of investments in equity method investees amounting to ¥585 billion and ¥735 billion at March 31, 2010 and September 30, 2010, respectively.

Non-interest-bearing deposits, Call money and funds purchased, Payables under repurchase agreements and Payable under securities lending transactions—For non-interest-bearing deposits, the amount payable on demand as of the condensed consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For call money and funds purchased, payables under repurchase agreements and payable under securities lending transactions, the carrying amount are reasonable estimate of the fair value because of their short-term nature and limited credit risk.

Interest-bearing deposits—For variable rate time deposits, the carrying amount is presented as the fair value because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity lengths. The fair value of such deposits are estimated by discounting expected future cash flows using the discount rates that would be applied to newly accepted deposits.

Due to trust account—Since these are cash deposits with no maturity, the carrying amount is presented as the fair value as the fair value approximates such carrying amount.

Other short-term borrowings—For most other short-term borrowings, the carrying amount is presented as the fair value since such carrying amount approximates the fair value because of their short-term nature and limited credit risk.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Long-term debt—The fair value of corporate bonds issued by the MUFG Group is determined based on market price of those corporate bonds. The fair value of fixed rate corporate bonds without market prices is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting premium applicable to the MUFG Group. For variable rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value since such carrying amount approximates the fair value. This is on the basis that the market interest rate is reflected in the fair value of such corporate bonds because such bond terms were set within a short time period and that there has been no significant impact on the fair value of those bonds.

Other financial liabilities—The estimated fair values of other financial liabilities, which primarily include accrued interest payable, bank acceptances, accounts payable and obligations under standby letters of credit and guarantees, approximate their carrying amounts. The fair values of obligations under standby letters of credit and guarantees are based on fees received or receivable by the MUFG Group.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2010 and September 30, 2010 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2010 and September 30, 2010. These amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

16.    STOCK-BASED COMPENSATION

The following describes the stock-based compensation plans of MUFG, BTMU, MUTB, MUSHD and MUMSS.

MUFG, BTMU, MUTB, MUSHD and MUMSS

MUFG, BTMU, MUTB, MUSHD and MUMSS elected to introduce a stock-based compensation plan for directors, executive officers and corporate auditors (“officers”) and obtained the necessary shareholder approval at their respective ordinary general meetings.

Following the approval, MUFG resolved at the meeting of the Board of Directors to issue stock compensation type stock options (“Stock Acquisition Rights”) to officers of MUFG, BTMU, MUTB, MUSHD and MUMSS. Usually, the Stock Acquisition Rights would be issued and granted to these officers once a year.

The class of shares to be issued or transferred on exercise of the Stock Acquisition Rights is common stock of MUFG. The number of shares to be issued or transferred on exercise of each Stock Acquisition Right (“number of granted shares”) is 100 shares. In the event of stock split or stock merger of common stock of MUFG, the number of granted shares shall be adjusted in accordance with the ratio of stock split or stock merger. If any events occur that require the adjustment of the number of granted shares (e.g., mergers, consolidations, corporate separations or capital reductions of MUFG), MUFG shall appropriately adjust the number of granted shares to a reasonable extent.

The contractual term of the Stock Acquisition Rights is approximately 30 years from the date of grant. Some of the Stock Acquisition Rights vest on the date of grant and the rest of the rights graded-vest depending on the holders’ service periods as officers. The Stock Acquisition Rights are only exercisable after the date on which the following conditions are met: (1) a holder as a director or an executive officer loses the status of both director and executive officer, and (2) a holder as a corporate auditor loses the status of a corporate auditor. The exercise price is ¥1 per share.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a summary of the Stock Acquisition Rights transactions of MUFG, BTMU, MUTB, MUSHD and MUMSS for the six months ended September 30, 2010.

	For the six months ended September 30, 2010
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
			(in years)	(in millions)
Outstanding, beginning of the period	9,974,800	¥1
Granted	7,911,800	1
Exercised	(2,754,900)	1
Forfeited	(136,100)	1

Outstanding, end of the period	14,995,600	¥1	29.07	¥5,818

Exercisable, end of the period	—	¥—	—	¥—

The fair value of the Stock Acquisition Rights is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions described in the following table. The risk-free rate is based on the Japanese government bonds yield curve in effect at the date of grant based on the expected term. The expected volatility is based on the historical data from traded common stock of MUFG. The expected term is based on the average service period of officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, which represents the expected outstanding period of the Stock Acquisition Rights granted. The expected dividend yield is based on the dividend rate of common stock of MUFG at the date of grant.

For the six months ended September 30, 2010
Risk-free interest rate	0.23%
Expected volatility	43.97%
Expected term (in years)	4
Expected dividend yield	2.91%

The weighted-average grant date fair value of the Stock Acquisition Rights granted for the six months ended September 30, 2010 was ¥36,600.

The MUFG Group recognized ¥1,768 million of compensation costs related to the Stock Acquisition Rights with ¥719million of the corresponding tax benefit for the six months ended September 30, 2010. As of September 30, 2010, the total unrecognized compensation cost related to the Stock Acquisition Rights was ¥1,681 million, and it is expected to be recognized over 9 months.

Cash received from the exercise of the Stock Acquisition Rights for the six months ended September 30, 2010 was ¥3 million. The actual tax benefit realized for the tax deductions from exercise of the Stock Acquisition Rights was ¥806 million for the six months ended September 30, 2010.

17.    SECURITIES JOINT VENTURE WITH MORGAN STANLEY

The MUFG Group and Morgan Stanley entered into a securities joint venture to integrate their securities business. The purpose of the joint venture is to collaborate in providing capital markets services to investment banking clients of the MUFG Group and Morgan Stanley and to offer a wide range of products and services, including Morgan Stanley’s global products and services to the MUFG Group’s retail and middle market customers in Japan as well as to investment banking clients of both parties. The two joint venture companies will continue to offer products and services in sales and trading and research areas separately.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In relation to the integration of the securities companies in Japan, the former Mitsubishi UFJ Securities Co., Ltd. (“MUS”) was restructured into an intermediate holding company, MUSHD, and a securities business subsidiary, MUS. On May 1, 2010, MUS changed its name to MUMSS and the MUFG Group’s ownership interest in MUMSS also changed from 100% to 60%, with Morgan Stanley holding the remaining 40% voting and economic interest. Since the MUFG Group has retained control of MUMSS, the change in the MUFG Group’s ownership interest has been accounted for as an equity transaction and the MUFG Group has recorded ¥127 billion and ¥21 billion of noncontrolling interests and capital surplus, respectively. MUMSS continues the existing Japan based retail, middle markets, capital markets and sales and trading businesses of the former MUS while integrating the investment banking team of the former Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

Also, on May 1, 2010, MSJS was renamed to Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”). MSMS continues to provide the existing sales and trading and capital markets operations of the former MSJS. The MUFG Group holds a 49% voting interest and a 60% economic interest in MSMS while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. The MUFG Group applies the equity method of accounting to MSMS due to its significant influence.

18.    SUBSEQUENT EVENTS

MUFG has evaluated subsequent events requiring recognition or disclosure in the condensed consolidated financial statements through the date of issuance of these condensed consolidated financial statements.

Approval of Dividends

On November 15, 2010, the Board of Directors of MUFG approved payments of semi-annual interim cash dividends of ¥57.50 per share of Class 5 Preferred Stock, ¥2.65 per share of Class 11 Preferred Stock, totaling ¥8,970 million, and ¥6.00 per share of Common stock, totaling ¥84,904 million, that were paid on December 8, 2010 to the shareholders of record on September 30, 2010.

Redemption of “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On November 15, 2010, MUFG announced that it plans to redeem on January 25, 2011 a total of ¥165 billion of non-cumulative and non-dilutive perpetual preferred securities issued by a special purpose company in the Cayman Islands called MTFG Capital Finance Limited. These securities were previously accounted for as part of MUFG’s Tier I capital at September 30, 2010 under the BIS capital adequacy requirements.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2009			2010
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥4,365,454	¥14,771	0.67%	¥4,907,743	¥13,321	0.54%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	10,727,536	21,974	0.41	10,358,169	25,579	0.49
Trading account assets	20,618,517	159,225	1.54	19,518,120	148,057	1.51
Investment securities	41,860,465	234,699	1.12	57,069,078	248,745	0.87
Loans	98,196,010	1,025,906	2.08	89,287,981	855,653	1.91

Total interest-earning assets	175,767,982	1,456,575	1.65	181,141,091	1,291,355	1.42

Non-interest-earning assets:
Cash and due from banks	2,876,156			2,665,109
Other non-interest-earning assets	17,726,768			21,417,291
Allowance for credit losses	(1,164,392)			(1,308,761)

Total non-interest-earning assets	19,438,532			22,773,639

Total assets	¥195,206,514			¥203,914,730

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥114,624,001	¥196,132	0.34%	¥119,043,853	¥137,690	0.23%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	19,427,821	38,424	0.39	18,901,780	32,163	0.34
Due to trust account, other short-term borrowings, and trading account liabilities	10,816,753	39,198	0.72	9,620,772	28,194	0.58
Long-term debt	13,569,609	140,478	2.06	13,708,843	143,972	2.09

Total interest-bearing liabilities	158,438,184	414,232	0.52	161,275,248	342,019	0.42

Non-interest-bearing liabilities	29,392,261			33,596,326

Total equity	7,376,069			9,043,156

Total liabilities and equity	¥195,206,514			¥203,914,730

Net interest income and interest rate spread		¥1,042,343	1.13%		¥949,336	1.00%

Net interest income as a percentage of total interest-earning assets			1.18%			1.05%